Exhibit 99.1

In 2015 with a renewed focus and clear strategy we reinvested in our operations to position the company for long-term success and shareholder value creation.

During the year we grew production and invested in Island Gold to unlock the inherent potential of this asset. We grew our reserve inventory and extended mine life at both operations, putting Richmont in the strongest position in its 35-year history.

We begin 2016, poised for sustainable, profitable growth and superior shareholder returns.

YEAR AT A GLANCE

98,031
gold ounces produced

$977
cash costs per ounce (US$764)

$143.7
million in revenues

$0.74
operating cash flow per share

$61
million in cash at year end, minimal debt and low share count

187%
increase in gold reserves

All amounts are in Canadian dollars unless otherwise stated.

2015 Year at a Glance IFC | Richmont Values 1 | Key Achievements 2 | Scorecard 3 |
Chairman's Message 4 | President's Message 6 | Island Gold Mine 9 | Québec Division 11 |
Exploration 12 | Corporate Responsibility 15 | Mineral Reserves and Resources 16 |
2015 Financial Review 17 | Management Team 115 | Board of Directors 116 | Corporate Information IBC

This annual report contains forward-looking statements. Please refer to the caution on forward-looking information on page 64.

RICHMONT VALUES

CELEBRATING 35 YEARS OF OPERATIONS IN CANADA

At the heart of this is a commitment to responsibility, integrity and accountability and the Corporation's four corporate values of Family, Health and Safety, Growth and Teamwork.

Family

At the heart of what unites us

Richmont Mines is a family. Our management team is easily accessible and actively listens to our employees and their families. Richmont has put a number of programs in place, that support work-family balance, scholarships, and student hiring.

Health and Safety

Zero tolerance

Health and safety is a core value of the Corporation. Richmont Mines makes every effort to safeguard the health and safety of all our employees. We implement efficient health and wellness programs and support our objectives with recognition programs. **The only truly acceptable result is zero accidents.**

Teamwork

Working together

Richmont Mines strives to create a unified team by encouraging the involvement and the participation of our employees and stakeholders. **We want our employees to enjoy working together.** Every position is important. Working together and fostering cooperation promotes continued success and the achievement of greater objectives.

Growth

We are building the future

As a leading junior gold producer with an objective of becoming an important intermediate gold producer, Richmont's growth is supported by the development of our workforce, the health and safety of our employees, and cultivating good relations with the community, while having **a transparent approach, driven by integrity and ethics.**

2015 RICHMONT Annual Report 1

KEY ACHIEVEMENTS

- Improved safety performance
- Exceeded production guidance
- In-line cash costs and all-in sustaining costs (AISC)
- Issued Island Gold Preliminary Economic Assessment (PEA)
- Accelerated Island Gold development program
- Increased reserves by 187%
- Grew operating cash flow per share by 236% since 2012
- Launched strategic exploration program at Island Gold

CANADA
Québec
Ontario
Ontario
Québec
Timmins
ISLAND GOLD MINE
CAMFLO MILL
BEAUFOR MINE
Sault Ste. Marie
Sudbury
North Bay

RICHMONT MINES GROWING PRODUCTION AND DECREASING COSTS

Gold Production (000's oz.)
Cash Costs Per Ounce (CAN$)
120
100
80
60
40
20
0
1,200
1,000
800
600
400
200
0
60,830¹
63,510²
95,740
98,031
FY-12
FY-13
FY-14
FY-15

1 In 2012, production was calculated using ounces poured.
2 Excludes pre-commercial production ounces from the Monique Mine and production from the Francoeur Mine that ceased operations on Nov. 29, 2012

MINERAL RESERVES GROWTH

Mineral Reserves (000's ounces)
700
600
500
400
300
200
100
0
Significant potential for additional reserve growth
Island Gold 206% Increase
Beaufor 95% Increase
Au oz 561,700
Au oz 63,850
FY-12
FY-13
FY-14
FY-15
Monique
Beaufor
Island Gold

OPERATING CASH FLOW PER SHARE

CAN$ per share
0.80
0.70
0.60
0.50
0.40
0.30
0.20
0.10
0.00
$0.22
$0.09
$0.60
$0.74
FY-12
FY-13
FY-14
FY-15

2015 SCORECARD

Fully Achieved ◆
Partially Achieved ◆
Not Achieved ◆

2015	Target	Achievement	◆
Operational Performance	Produce 87,000 - 95,000 ounces of gold	Produced 98,031 ounces of gold, exceeding guidance estimates	◆
	Reduce cash costs to CAN$935 - CAN$1,035 (US$750 - US$825)	Cash costs CAN$977 per ounce (US$764), in line with guidance estimates	◆
	Increase reserves at both operations	Proven and Probable Reserves +187% to 625,550 ounces - Island Gold reserves +206% to 561,700 ounces - Beaufor reserves +95% to 63,850 ounces	◆
	Unlock the potential of Island Gold	Released results of PEA in October 2015 Advanced underground development Access to first and second mining horizons Capacity of mill increased to 900 tonnes per day (tpd) Mining productivity increased to 800 tpd in December	◆
	Launch strategic exploration program at Island Gold	Exploration drilling program launched in September (86,500 metres)	◆
	Extend mine life at Beaufor	Extended mine life to more than two years	◆
Strategic Initiatives	Complete key financing	CAN$38.5 million financing completed in January 2015	◆
	Grow cash flow stream	Reported operating cash flow of CAN$42.4 million (CAN$0.74 per share)	◆
	Maintain strong balance sheet	CAN$61 million in cash at year end, minimal debt	◆
Sustainability Performance	Enhance overall safety performance	Five years without a lost-time accident at the Island Gold mine Two years without a lost-time accident at the Beaufor mine and Camflo mill	◆

2016	Target
Operational Performance	Production guidance of 87,000 - 97,000 ounces of gold
	Cash costs guidance of CAN$930 - CAN$1,000 per ounce (US$680 - US$730)
	AISC guidance of CAN$1,275 - CAN$1,390 (US$935 - US$1,015)
	Increase reserves at both operations
	Advance exploration program at Island Gold
	Complete accelerated underground development program at Island Gold
Strategic Initiatives	Release conceptual expansion case in second half of 2016
Sustainability Performance	Continue to improve overall safety performance

2015 RICHMONT Annual Report 3

CHAIRMAN'S MESSAGE

We succeeded in repositioning Richmont into a company that delivers – even outperforms – on its promises, and the market is taking notice.

René Marlon *Chairman of the Board*

For the past several years, the industry has been bogged down in a bear market. Gold producers have been faced with the pressures of high debt, low prices and rising operating costs resulting in minimal free cash flow generation, let alone growth. This challenging combination has forced some companies to cut back on production, sell assets, postpone exploration and development, write off reserves, take on debt and reduce their reclamation and CSR budgets. That has not been Richmont's philosophy. During this bear market we maintained our production profile with minimal debt and initiated an aggressive exploration program at the Island Gold mine. We chose to regroup, re-vision and retool the company, in order to leverage higher metal prices at a later date. Today, shareholders are reaping the benefits, with a six-fold increase in Richmont's share price in less than three years.

A year and a half ago, we began the journey. We brought in a new CEO and strengthened our management team, from head office to the operational level. We built up our balance sheet to allow us the infusion of capital that Island Gold mine needed to develop the new deposit and initiate expansion. We validated the resource through a Preliminary Economic Assessment (PEA), and followed the PEA with delineation drilling and development to convert those resources into reserves in an expeditious manner.

In the past year we expanded the Island Gold mill to 900 tonnes per day. We converted 80% of the PEA resources into reserves. I can't think of another gold company that's accomplished so much in this bear market, and I believe it speaks very well of the quality of our management team. We succeeded in repositioning Richmont into a company that delivers – even outperforms – on its promises, and the market is taking notice.

In 2016, thanks to our conservative financial discipline, we have the freedom to complete this new phase of our journey. We are analyzing various scenarios for capital investment, and the financial flexibility to select the optimal development or expansion decisions based on a constantly changing market.

4 2015 RICHMONT Annual Report

Richmont Achievements

- Strengthened balance sheet
- Validated the potential of Island Gold
- Poised for sustainable, profitable growth

The new senior executive team, which includes CEO Renaud Adams and several key Vice-Presidents, brings industry experience, dedication, and a new energy to Richmont. The team has already proven its effectiveness and will be instrumental in moving Richmont forward. The recent changes to the Board of Directors include my appointment as non-executive Chairman of the Board and, in February, 2016, the addition of Peter Barnes as a Director. Our shareholders will benefit from the significant experience that the management and Board bring, as we position Richmont for long-term sustainable success.

This is an exciting time to be at Richmont. Richmont is one of a very few companies that have managed – in one of the weakest markets that I have seen in over 30 years in the industry – to raise money, build its core asset, not take on debt and position itself for long-term, sustainable cash flow.

I want to thank everyone in the company, with a special note for our teams at the Beaufor and Monique mines, who have done a remarkable job of keeping costs down and expanding their reserves. Their efforts have contributed significantly to the expansion at Island Gold. When we stay true to our principles of high quality assets, conservative management, and building a highly motivated and talented group of people, there is nothing we can't accomplish.

René Marion
Chairman of the Board

> "A year and a half ago, we began the journey. We brought in a new CEO and strengthened our management team, from head office to the operational level."
>
> René Marion
> *Chairman of the Board*

2015 RICHMONT Annual Report 5

PRESIDENT'S MESSAGE

2015 exceeded our expectations and repositioned Richmont for long-term, sustainable and profitable growth.

Renaud Adams *President and CEO*

Positioning Richmont for Long-Term Sustainable Growth

Just over a year ago, when I took over as Richmont's CEO, I promised that 2015 would be a year of transition. The task was to take a company with years of Canadian underground mining expertise, a strong balance sheet, significant organic growth and exploration potential, and create shareholder value.

By virtually every metric, we exceeded our expectations. We produced 98,031 ounces of gold, which exceeded guidance estimates, primarily driven by record production from the cornerstone Island Gold mine. We continued to advance the development of Island Gold, and launched a strategic exploration program to better understand the potential of this world-class deposit. Company-wide we reported a 187% increase in reserves, reported record cash flow, and maintained a strong balance sheet ending the year with nearly $61 million in cash. We ended 2015 with the company in the best position in its 35-year history.

In October 2015, we released the results of a PEA for Island Gold mine that validated the potential of this core asset and confirmed the potential for further expansion. We leveraged the devalued Canadian dollar and strategically invested in the development of Island Gold to position the operation for production growth and significant cash flow generation beginning in 2017, as detailed in the PEA.

Island Gold Mine: Growing Production, Decreasing Costs and Increasing Reserves

The Island Gold mine is a high-grade Canadian underground mine with potential for additional growth and expansion. Production in 2015 was a record 55,040 ounces, exceeding guidance estimates, at cash costs and all-in sustaining costs (AISC) that were in line with guidance, even when including a planned three-week shutdown of the underground mine and a two-week shutdown of the mill facility for infrastructure and electrical upgrades. Following the completion of these upgrades, the underground mine has consistently averaged 800 tonnes per day and mill capacity has been increased to 900 tonnes per day.

6 2015 RICHMONT Annual Report

Repositioning Richmont

- Delivering strong, organic growth
- Strong cash position supports fully funded strategic growth plan

LIQUIDITY

$61M
CASH
$7.3M
DEBT

In 2015, we advanced the development program at Island Gold and ended the year with more than three years of production pre-developed, giving us substantial operational flexibility. By the end of 2016, we expect to complete the development program detailed in the PEA. In 2017, capital investment requirements will decrease substantially and will begin to drive a corresponding robust cash flow stream.

In February 2016, we reported the best ever results from our delineation drilling program – we successfully converted nearly 80% of the resources included in the PEA. Our reserve inventory increased by 206% to 561,700 gold ounces, net of depletion, increasing mine life to more than seven years, based on reserves. In 2016, delineation drilling will target conversion of the remaining PEA resources as well as resources adjacent to the PEA area.

In September 2015, we launched an exploration program to test the potential for resource growth outside the PEA area, both laterally above the 860 metre level, and the high grade extension at depth below the 1,000 metre level. Drilling results to date continue to intersect very favourable gold mineralization along strike to the east and west of the PEA deposit area, which provides increasing confidence for extending mine life beyond the current seven years, and potentially supports an expansion to 1,150 tonnes per day. Early results from our deep directional drilling program confirm continuation of the higher-grade, wider mineralized zone at depth, which further increases our confidence in the long-term potential of Island Gold.

> "Results from our Island Gold exploration program increase our confidence in this world-class deposit."
>
> Renaud Adams
> *President and CEO*

2015 RICHMONT Annual Report 7

ISLAND GOLD MINE

- Record production: 55,040 gold ounces, a 63% increase since 2013
- Record underground productivity in December of 800 tpd, with potential to expand to 1,150 tpd
- Mill upgraded to 900 tpd
- 206% increase in reserves, supporting a 7-year mine life
- Disciplined cost management
- Exploration potential identified laterally and at depth

POSITIONING TO BE ONE OF THE LOWEST-COST UNDERGROUND MINES IN CANADA

GROWING PRODUCTION AND DECREASING COSTS

Gold Production (000's oz.)
100
80
60
40
20
0
1,200
1,000
800
600
400
200
0
Cash Costs Per Ounce (CAN$)
FY-12
FY-13
FY-14
FY-15
FY-16E
PEA (avg)

ISLAND GOLD MINE

Unlocking the potential of our cornerstone asset

Island Gold has a strong organic growth profile, decreasing costs, and exceptional exploration potential.

2015 Reserves & Resources	Tonnes (metric)	Grade (g/t Au)	Gold Ounces Contained
Proven & Probable Reserves	2,115,500	8.26	561,700
Measured & Indicated Resources	348,500	6.40	71,700
Inferred Resources	2,815,000	8.49	768,050

Mineral Resources are exclusive of Mineral Reserves. For full details, refer to the press release dated Feb. 9, 2016. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Operational Performance	2015	2016 Guidance	PEA Avg. 2017-2022
Gold produced (oz)	55,040	62,000-67,000	78,000
Cash costs/oz (CAN$)(1)(2)	$1,034	$900-$960	$552
AISC (CAN$)(1)(2)	$1,460	$1,160-$1,250	$639
Cash cost/oz (US$)(1)(2)	$808	$660-$705	$414
AISC (US$)(1)(2)	$1,141	$850-$920	$479

(1) Refer to the Non-GAAP performance measures contained in the Annual MD&A.
(2) 2016 Guidance assumes an average gold price of CAN$1,500 per ounce (US$1,100 per ounce), and a foreign exchange rate of 1.364 Canadian dollars to the US dollar.

Located in Ontario, Canada, the Island Gold mine is our cornerstone asset. 2015 was the mine's best year, with gold production of 55,040 gold ounces – 16% over guidance – and in-line with projected cash costs and AISC. With an expanded mill, increased reserves, and significant exploration potential, the mine is poised for another year of growing production and declining costs.

The potential for increased production and lower AISC, from 2017 through 2022, was forecasted in a PEA, which was released in October. The PEA considers a base case scenario of 800 tpd, over three mining horizons, and indicates the potential for a further underground productivity expansion to 1,150 tpd. It is expected that an updated study will be released in the second half of 2016.

The mine's underground infrastructure and mill capacity have been upgraded, following which underground productivity increased to 800 tpd and the mill capacity increased to 900 tpd. Based on the PEA, 2015 and 2016 are considered transition years that focus on accelerated underground development that should support production growth and cash flow generation beginning in 2017, at which time capital investment requirements are expected to decrease significantly and drive a corresponding increase in free cash flow.

In 2015, delineation drilling results have increased reserves by 206% to 561,700 ounces of gold, extending mine life to more than seven years. Almost 80% of the PEA resources were converted to reserves, supporting the mine's future production profile. In 2016, delineation drilling will be focused on resource-to-reserve conversion of the remaining PEA resources.

In 2016, exploration drilling will continue to advance the 2015 drilling program that targets areas adjacent to the PEA deposit both laterally to the east and west, as well as at depth below the 1,000 metre level.

10 2015 RICHMONT Annual Report

QUÉBEC DIVISION

Beaufor Mine, Monique Mine and Camflo Mill

Over its twenty-year mine life, the Beaufor mine remains an important asset in our portfolio.

2015 Reserves & Resources	Tonnes (metric)	Grade (g/t Au)	Gold Ounces Contained
Proven & Probable Reserves	302,100	6.57	63,850
Measured & Indicated Resources	843,000	6.34	171,900
Inferred Resources	135,000	6.44	28,000

Mineral Resources are exclusive of Mineral Reserves. For full details, refer to the press release dated Feb. 9, 2016. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Beaufor Operational Performance	2015	2016 Guidance
Gold Production (oz)[1]	26,411	25,000-30,000
Cash cost per oz. (CAN$)[1] [2]	$995	$1,000-$1,060
AISC (CAN$)[1] [2]	$1,216	$1,230-$1,330
Cash cost /oz (US$)[1] [2]	$778	$735-$780
AISC (US$)[1]	$951	$905-$975

(1) Refer to the Non-GAAP performance measures contained in the Annual MD&A.
(2) Material assumptions include: an average gold price of CAN$1,500 per ounce (US$1,100 per ounce),and a foreign exchange rate of 1.364 Canadian dollars to the US dollar.

Beaufor Mine and Camflo Mill

Located near Val d'Or in northwestern Québec, the Beaufor mine has been in production since 1996 and remains an important asset in our portfolio. The 1,200 tpd Camflo mill is located approximately 49 km from Beaufor and its excess capacity provides toll milling opportunities.

Beaufor Mine Continues to Deliver Results

For 2015, production was strong – the mine produced 26,411 ounces of gold, in line with guidance, at cash costs and AISC levels that were also within guidance estimates. A successful delineation drilling program increased the mine's reserves by 95%, primarily from conversion of resources in the Q Zone, supporting more than two years of mine life. The mine marked two years of operations without a lost-time injury.

At Beaufor, development this year will be focused on advancing the Q Zone, and we reached the mineralized structure in March 2016.

Monique Mine

In 2015, the Monique mine produced 16,580 ounces of gold at cash costs of $782 per ounce and AISC of $798 per ounce, all within guidance estimates. In January 2015, the Monique open-pit mine was depleted, and over the balance of the year, a lower-grade stockpile was processed at the Camflo mill. Processing of the stockpile will be completed during the first quarter of 2016.

2015 RICHMONT Annual Report 11

EXPLORATION

Island Gold Mine

Launched in September 2015, the drilling program is expected to be completed by June 2016. It is focused on testing the significant potential of the deposit, both laterally above the 860 metre level and at depth below the 1,000 metre level.

Selected drill results are true width unless otherwise indicated.
High grade is capped at 95 g/t gold.

1 Near-Mine Lateral Exploration

Drilling results continue to demonstrate the potential to extend the Phase 1 mine life to the east and west of the main PEA deposit area above the 860 metre level.

Near-Mine Lateral Exploration Highlights		
Hole 450-467-38	34.94 g/t gold	over 2.35 metres
Hole 450-467-44	23.83 g/t gold	over 2.35 metres
Hole 620-543-31	23.11 g/t gold	over 3.54 metres
Hole 620-543-17	14.77 g/t gold	over 2.10 metres
Hole 620-536-15	11.95 g/t gold	over 2.26 metres

2 Deep Directional Drilling

The deep directional drilling program was designed to test the down plunge extension of the deposit between the 860 and 1,500 metre levels. Three pilot holes intersected the upper end of the target below the 800 metre level, and an additional ten holes will be drilled from each of the pilot holes to the 1,500 metre level. All holes drilled to date have intersected the structure, increasing our confidence in the down plunge extension of the main structural zone, at depths from 900 to 1,300 metres.

Deep Directional Drilling Highlights		
Hole MH1	25.60 g/t gold	over 4.67 metres
Hole MH1-1	20.38 g/t gold	over 2.31 metres
Hole MH2	2.55 g/t gold	over 4.09 metres
Hole MH3-2	8.70 g/t gold	over 11.93 metres

Our Four Main Exploration Objectives

1. To test the near-mine potential to extend mine life laterally above the 860 metre level
2. To follow up on gold intersections down plunge that support potential for a deposit extension between the 860 and 1,500 metre levels
3. To test to the east and west for lateral extensions beyond the known deposit
4. Elsewhere on the prospective Island Gold property, to test high-priority gold targets

"Our deep directional drilling program continues to report high-grade intercepts of more than 20 g/t and a very impressive hit ratio."

Daniel Adam
Vice-President, Exploration

12 2015 RICHMONT Annual Report

3 Western Lateral Exploration

Drilling to the west of the main deposit indicated potential extensions of the known deposit.

Western Lateral Exploration Highlights		
Hole 190-419-12A	10.43 g/t gold	over 3.19 metres
Hole LC-388-01	5.52 g/t gold	over 1.44 metres
Hole LC-15-01	4.03 g/t gold	over 1.23 metres

4 Regional Surface Exploration

A 7,500 metre regional exploration program is testing for east and west regional extensions of the Island Gold deposit along strike, and for new deposits within the Goudreau shear zone. The program will also include drilling of previously identified, high-priority gold targets elsewhere on the highly prospective 77 km² Island Gold property.

Regional Surface Highlights		
Hole KZ-16-01	58.09 g/t gold	over 1.10 metres
	(core length, subsidiary vein, about 270 metres below the bottom of the ramp)	
Hole KZ-16-02	1.93 g/t gold	over 13.02 metres
	(core length, main vein, about 200 metres below the bottom of the ramp)	

For additional details on the Company's exploration program, please refer to www.richmont-mines.com

> "The current resource encompasses 1.5 km of strike length of the Goudreau shear system providing significant opportunity to grow the resource both laterally and at depth."
>
> Daniel Adam
> *Vice-President, Exploration*

14 2015 RICHMONT Annual Report

CORPORATE RESPONSIBILITY

It's all about people

Committed to Safe Operations

- Industry-leading safety record
- Dedicated to responsible, sustainable corporate performance

Richmont believes in responsible mining: we strive to create sustainable value for all our stakeholders, including our employees, their families and the communities in which we operate.

Health and Safety

The Health and Safety of our employees is of paramount importance at our operations. We have committed to ensuring that our mines are safe, and that our work environment provides, promotes, and rewards a culture of safe practices and standards. We closely monitor the effectiveness of the best practices that we currently have in place, and carry out training and awareness programs at all our operations on a regular basis. These programs align with the new company-wide safety program ***It's all about people.*** The total accident frequency improved by 35%. There have been no lost time incidents at Island Gold mine in five years, and none at Beaufor mine in the last two years.

Community

Richmont's business depends on partnerships with governments, communities and First Nations, suppliers, and employees. We strive to engage our stakeholders in an open, transparent manner, with regular meetings and site visits for all stakeholders. We prefer to hire locally, and use local suppliers and services. Local employment increased steadily in 2015.

Environment

Our operations use a wide range of materials and consumables including explosives, chemicals, and fuels. Continuous improvement programs at our operations also help us identify opportunities for increasing efficiency in the use of these materials. Programs are in place at each of our operations to ensure that waste management and disposal are compliant with permits and with local, provincial and federal regulations and standards.

Looking Forward

In 2016 we will continue to update our responsibility policies and practices across our operations as part of our commitment to continuous improvement in responsible and sustainable mining. Our goal is to have another year of zero lost-time incidents.

2015 RICHMONT Annual Report 15

2015 FINANCIAL REVIEW

18 | Management's Discussion and Analysis

66 | Management's Report

70 | Consolidated Income Statement

71 | Consolidated Statement of Comprehensive Income

72 | Consolidated Statement of Changes in Equity

75 | Consolidated Statement of Financial Position

76 | Consolidated Statement of Cash Flows

77 | Notes to Consolidated Financial Statements

2015 RICHMONT Annual Report 17

MANAGEMENT’S DISCUSSION AND ANALYSIS

(All dollar figures are in thousands of Canadian dollars, unless otherwise stated)

This MD&A dated February 19, 2016 is intended to help the reader understand Richmont Mines Inc. (“Richmont Mines”, “Richmont” or “the Corporation”), our strategy, our operations, our financial performance and the business environment in which we operate. The financial information presented herein is established in accordance with International Financial Reporting Standards (“IFRS”), except otherwise noted, which are the same as those used in the presentation of the financial statements for the year ended December 31, 2015. The currency used in this discussion is the Canadian dollar, except where otherwise stated. This report supplements and complements our audited consolidated financial statements and the accompanying notes for the year ended December 31, 2015. The data on production is presented in metric units, with the exception of troy ounces, the most widely used unit in the industry. More information on Richmont Mines can be obtained on the SEDAR website (www.sedar.com), and the Corporation’s website (www.richmont-mines.com). In addition to historical information, this management’s discussion and analysis contains forward-looking information. Please see “Disclosure regarding forward-looking statements” on page 64.

THE CORPORATION’S BUSINESS ACTIVITIES AND STRATEGY

Our Business: Richmont is a Canadian mining company, which has produced over 1.6 million ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production in 1991. The Corporation currently produces gold from the Island Gold Mine in Ontario, and the Beaufor Mine in Quebec. The Corporation is also advancing development of the high-grade extension at depth of the Island Gold Mine. Processing of the ore stockpile from the closed Monique Mine is expected to be completed in the first quarter of 2016.

Vision and Strategy: Richmont has embarked on a strategic development plan to unlock significant value at its cornerstone Island Gold Mine. The accelerated development plans are driven by parallel objectives of expediting access to the high quality resource extension, de-risking and upgrading the existing inferred resource base through drilling, and expanding the mine’s resource base both laterally and at depth. By doing so, Richmont expects to achieve its vision of extending the mine life and accelerating potential production expansion and free cash flow at Island Gold, while providing shareholders with the strongest organic growth in the Corporation’s history.

Experienced Management Team: Richmont has assembled a dedicated and experienced management team that has more than 30 years of combined mining experience along with a commitment to creating value for shareholders. During 2016, the Corporation will remain focused on an aggressive, but disciplined, development strategy at the Island Gold Mine, which will position the operation for significant production growth and increasing free cash flow streams beginning in 2017.

HIGHLIGHTS

Financial

  Record annual revenues in 2015 of $143.7 million, an increase of 9% over 2014 revenues of $132.2 million. The average realized gold price in 2015 was $1,480 (US$1,157) per ounce as compared to $1,396 per ounce (US$1,264);

  In 2015, the Corporation sold 96,895 gold ounces, an increase of 3% over 2014;

  Cash costs per ounce in 2015 were $977 per ounce (US$764) and All-in sustaining costs (“AISC”) per ounce were $1,373 (US$1,074), as compared to cash costs per ounce of $956 (US$866) and AISC of $1,219 per ounce (US$1,104) in 2014. Cash costs and AISC per ounce are within guidance estimates of $935-$1,035 (US$750-$825) and $1,335-$1,490 (US$1,075-$1,190) respectively;

  The Corporation reported net earnings from continuing operations of $6.8 million or $0.12 per share in 2015, as compared to net earnings from continuing operations of $8.2 million, or $0.18 per share, in 2014;

  In 2015, the Corporation reported strong operating cash flow of $42.4 million, or $0.74 per share, an improvement of 55% over operating cash flow of $27.3 million, or $0.60 per share, in 2014. 2015 net free cash flow was ($9.7) million, or ($0.17) per share, as compared to 2014 net free cash flow of $4.2 million or $0.09 per share (please refer to Table 2);

  As at December 31, 2015 the cash balance was $61.0 million as compared to $35.3 million in 2014. Working capital was $47.3 million, as compared to $34.8 million at the end of 2014.

Operational

  At the end of 2015, the Corporation reported 5 years without a lost time accident at the Island Gold Mine and 2 years without a lost time accident at the Beaufor Mine and Camflo Mill;

  Gold production was 98,031 ounces in 2015, representing the second highest level of production in the Corporation’s history, which exceeded the higher range of the revised production guidance of between 87,000- 95,000 ounces. The increase in production is attributed to robust annual gold production of 55,040 ounces at Island Gold Mine, which represented a 30% increase over 2014 production of 42,206 ounces and 16% above 2015 guidance estimates of 45,000-50,000 ounces;

  Sustaining costs at Island Gold of $22.3 million as compared to planned sustaining costs of $19.1 million. Additional sustaining costs for the year included electrical and infrastructure upgrades of $1.7 (US$1.3 million) and the development of additional tonnes located in the Goudreau Zone, which was not considered in 2015 guidance estimates;

  In the second half of the year, the capacity of the Island Gold milling facilities was increased to the permitted average capacity of 900 tonnes per day;

  Results from the Island Gold Preliminary Economic Assessment (“PEA”) were released in October, which evaluated the most cost effective method to mine a portion of the Mineral Resources between the 450 metre and the 860 metre levels. An NI 43-101 technical report was posted on SEDAR on December 11, 2015;

  Company-wide Proven and Probable Mineral Reserves at December 31, 2015 increased by 187% to 625,550 ounces of gold, the highest level in the history of the Corporation, versus 217,950 in 2014. Reserve grade increased by 25% to 8.05 g/t as compared to 6.43 g/t in 2014;

  The Corporation also reported Measured and Indicated Resources of 1,729,300 ounces of gold grading 3.19 g/t, versus 1,894,600 ounces of gold grading 3.40 g/t as at the end of 2014.

  The Corporation released a 2016 production forecast of 87,000 to 97,000 ounces of gold at a cash cost of $930 – $1,000 per ounce (US$680 – $730) and AISC at $1,275 - $1,390 per ounce (US$935 - $1,015).

Project Development

  Development of main ramp at Island Gold reached 740 metres vertical depth at the end of 2015, subsequently completing the waste development requirements for mining of the first two mining horizons;

  The Island Gold project reported project capital expenditures of $30.9 million as compared to $24.2 million of planned expenditures. Additional project capital investments for 2015 included the expansion of the tailings dam capacity for $6.8 million (US$ 5.3 million), electrical upgrades of $3.4 million (US$2.7 million) as well as other site infrastructure upgrades;

Exploration

  Continued positive results from the surface exploration program and deep directional drilling program at Island Gold confirm the potential of this core asset. Please refer to the December 21, 2015 press release for full details.

PRINCIPAL FINANCIAL DATA

	2015	2014	2013

KEY PER OUNCE OF GOLD DATA
Average market price (US$)	1,160	1,266	1,411
Average selling price (US$)	1,157	1,264	1,378
Average selling price (CAN$)	1,480	1,396	1,419
Average exchange rate (US$/CAN$)	1.2787	1.1045	1.0299
Ounces of gold sold	96,895	94,503	63,443
Average cash costs (US$/ounce)[1]	764	866	1,095
Average cash costs (CAN$/ounce)[1]	977	956	1,128

KEY FINANCIAL DATA (in thousands of $)
Revenues	143,733	132,196	90,213
Net earnings (loss) from continuing operations	6,788	8,182	(33,162)
Net loss from discontinued operation	-	-	(1,098)
Net earnings (loss)	6,788	8,182	(34,260)
Adjusted net earnings (loss)[1]	7,602[2]	8,182	(11,041)[3]
Operating cash flow, after non-cash working capital
Adjustments	42,364	27,279	3,456
Investment in property, plant and equipment	52,098	23,052	41,888
Cash	61,028	35,273	17,551
Total assets	207,052	148,771	123,328
Non-current long-term debt	7,264	5,724	5,196
Shareholders’ equity	153,602	107,957	86,353

Proven and Probable Reserves as at December 31 (ounces)	625,550	217,950	218,150
Shares outstanding as at December 31 (thousands)	58,340	48,276	39,596

	December 31,	December 31,	December 31,
	2015	2014	2013

KEY PER SHARE DATA
US$ (NYSE Market,stock price at closing)	3.21	3.16	1.00
CAN$ (TSX, stock price at closing)	4.44	3.69	1.07
Net earnings (loss)	0.12	0.18	(0.87)
Operating cash flow, after non-cash working capital		0.60	0.09
adjustments[1]	0.74
Net free cash flow[1]	(0.17)	0.09	(0.97)
NUMBER OF EMPLOYEES AS AT DECEMBER 31	435	373	442
[1]

Throughout this document, the Corporation uses performance indicators that are not defined according to IFRS. For further information, please refer to section “Non-GAAP financial performance measures” on page 25 of this MD&A.

[2]	Adjusted net earnings (loss) for 2015 exclude the $814 of changes in asset retirement obligations at closed sites.
[3]

Adjusted net earnings (loss) for 2013 exclude the $1,098 net loss from discontinuing operation of the Francoeur Mine, the write-down of the W Zone Mine of $13,472, a write-off of deferred income and mining assets of $7,484 and a write-off of financing costs of $1,165.

2015 OPERATIONAL NEWS

Preliminary Economic Assessment at Island Gold

On October 28, 2015 the Corporation announced results of a PEA for the Island Gold Mine that highlights the potential to increase production and lower all-in sustaining costs. The PEA considers a phased approach with Phase 1 evaluating a Base Case scenario of 800 tonnes per day, as well as potential 1,150 tonnes per day Expanded Case beginning in 2017. In mid-December, the Corporation filed on SEDAR a NI43-101 technical report containing details of this PEA, which supported the disclosures made at the end of October.

Extension of Beaufor mine life

In July 2015, Richmont announced a strategic plan to proceed with the development of the deeper Q Zone at the Beaufor Mine, based on a comprehensive analysis of both geological and economic factors. With this focus on development, the life of Beaufor Mine was extended by more than two years, with an annual estimated production rate of 25,000 to 30,000 ounces of gold in 2016 and 2017.

Island Gold Exploration programs

In early January 2015, Richmont provided results from its deep exploration drilling program that was announced in September 2014 to test a portion of the down plunge projection of the Island Gold deposit to the east. Highlights included intersections of 19.87 g/t Au over 3.93 metres at a vertical depth of 1,203 metres and 7.44 g/t Au over 8.49 metres at a vertical depth of 858 metres. The Corporation subsequently announced a 23,000 metre deep directional drill program at Island Gold Mine to follow-up on these high-grade intersections to potentially expand its resources at depth below the 1,000 metre level. The Company also announced a $7.6 million exploration program in September 2015 to test the lateral extensions of the Island Gold deposit above the 860 metre level.

In the second half of December, Richmont provided an initial update on the Island Gold exploration drilling program, which confirmed the potential of the deposit laterally and at depth. For details on this update, please refer to “Exploration Costs” section of this MD&A on page 37.

2015 CORPORATE NEWS

Bought deal financing successfully completed

In February, the Corporation announced that it has closed a bought deal financing previously announced in January. The Corporation issued 9.625 million common shares at a price of $4.00 per share for aggregate gross proceeds of $38.5 million. This included the entire over-allotment option of 1.125 million common shares at a price of $4.00.

2015 Management and Board of Director changes

In February, the Corporation announced the appointment of Mr. Steve Burleton to the position of Vice-President, Business Development.

Following the departure of Mr. Rosaire Émond, Chief Operating Officer, the Corporation announced in late February that Mr. Renaud Adams, President and CEO, would oversee the operations and the accelerated development at Richmont’s cornerstone Island Gold Mine.

In September, Richmont announced the appointment of Anne Day as Vice President, Investor Relations.

In December, Richmont announced the appointment of Mr. Christian Bourcier to the position of Vice President, Operations, effective January 11, 2016.

In December, Richmont announced that Mr. Greg Chamandy will resign as Executive Chairman of the Board effective January 1, 2016, but he will remain as a director of the Corporation and continue to be a member of the Corporation’s Technical and Corporate Responsibility Committee. Mr. René Marion was appointed as non-executive Chairman of the Board, effective January 1, 2016. The changes in Board leadership reflect the Board’s confidence and support for the Corporation’s President and CEO, Mr. Renaud Adams.

Inclusion in the S&P/TSX SmallCap Index

Richmont was included in the S&P/TSX SmallCap Index, effective after the close of trading on September 18, 2015. The S&P/TSX SmallCap Index provides an investable index for the Canadian small cap market.

SELECTED ANNUAL INFORMATION

Production

(ounces of gold)	2015	2014	2013
Island Gold	55,040	42,206	33,836
Beaufor	26,411	24,959	23,076
Monique	16,580	23,675	4,274[1]
W Zone	-	4,900	2,324[1]
Total production	98,031	95,740	63,510
[1]	Includes only data following the beginning of commercial production on October 1, 2013.

Richmont produced 98,031 ounces of gold in 2015, which exceeded the increased annual production guidance of between 87,000 and 95,000 ounces that was announced on August 6, an increase of 2% over 2014. Island Gold Mine accounted for 56% of total 2015 production, which largely offset the decrease in production from Quebec operations. Since 2013, production has increased by 54%. This increase has primarily been driven by strong performance from the Island Gold Mine and by the contribution of the Monique Mine, which began commercial production in the fourth quarter of 2013.

Total Gold Production (ounces)

The Island Gold Mine produced a record 55,040 ounces in 2015, 16% above annual production guidance levels and 30% above the 42,206 ounces of gold produced in 2014. The increase is largely due to a 24% increase in grade to 7.31 g/t as compared to 5.91 g/t in 2014. Production for 2014 was a 25% increase over the 33,836 ounces produced in 2013, primarily due to a 29% improvement in grade to 5.91 g/t as compared to 4.57 g/t in 2013.

The Beaufor Mine produced 26,411 ounces in 2015, a 6% improvement over 2014 gold production of 24,959 ounces. The annual improvement was driven by 9% higher tonnage offset by 3% lower grade as compared to the prior year. Production for 2014 was an 8% improvement over 2013 production of 23,076 ounces. Production of 16,580 ounces at the Monique open-pit mine was 30% lower than the prior year, as the mine was depleted early in the 2015 year, at which point the operation started processing the lower grade stockpile.

Revenues

	2015	2014	2013

Revenues (in thousands of $)	143,733	132,196	90,213
Ounces of gold sold	96,895	94,503	63,443
Average selling price/ounce	1,480	1,396	1,419

Total revenues for 2015 were $143.7 million, a 9% increase over revenues of $132.2 million in 2014. The year-over-year increase was attributable to a 3% increase in the number of gold ounces sold and a 6% increase in the average realized gold price in Canadian dollars.

The 47% increase in 2014 revenues as compared to 2013 was primarily attributable to ounces produced from the Monique Mine as commercial production began in the fourth quarter of 2013 and the improved performance from the Island Gold Mine. This 49% increase in ounces of gold sold was slightly offset by a 2% decrease in the average gold price.

The following graph shows that although the gold price in US dollars declined consistently over the past three years, revenues in Canadian dollars has increased due the weakened Canadian dollar as well as increased production.

Revenue Growth 2013-2015

Cost of sales[1]

(in thousands of $)	2015	2014	2013
	$	$	$

Island Gold Mine	72,413	51,766	47,475
Beaufor Mine	28,244	25,008	26,813
Monique Mine	16,502	27,421	4,675
W Zone Mine	-	6,373	5,957
Other	1,175	1,330	912

	118,334	111,898	85,832
[1]	Includes operating costs, royalties and depreciation and depletion expenses.

Cost of sales for 2015 was $118,334, an increase of 6% over 2014, due to higher volumes of ore mined at Island Gold and Beaufor, and a higher ratio of development ore to production ore at Island Gold, which were partially offset by lower milled tonnage at Monique. Cost of sales at Island Gold was 40% higher in 2015 due to increased tonnage and the higher ratio of higher-cost development ore to production ore mined during the year. Salaries and contractor costs increased as the mine increased ore production and focused on new maintenance initiatives for equipment and electrical installations. Depreciation increased over the prior year due to a higher depreciation rate per ounce of gold and a 3% increase in ounces sold. Cost of sales at Beaufor increased mainly due to a 9% increase in tonnage over the prior year. Monique reported much lower cost of sales, as the mine was depleted early in the year and only the stockpiles were processed over the balance of the year.

Cash costs increased by 2% to $977 per ounce (US$764) in 2015 from $956 (US$866) in 2014, that include 5% higher costs at both Island Gold and Beaufor, which were partially offset by 14% lower costs at Monique and the impact of a 3% increase in ounces sold.

2014 cost of sales increased by 30% over 2013 to $111.9 million, with 87% of this increase attributable to the higher costs associated with a full year of commercial operations at the Monique Mine in 2014, versus only three months in 2013. Cost of sales at the Island Gold Mine increased 9% year-over-year, largely due to higher cost per tonne attributable to the expense associated with the scheduled installation of a new cone crusher at the end of the second quarter, and the rental of a temporary primary jaw crusher and conveyor during the fourth quarter while new crushing equipment was being installed. The Beaufor Mine contributed $25.0 million toward consolidated cost of sales, below 2013 levels due to lower tonnage mined. Operating costs at the Corporation’s Camflo Mill increased slightly as capacity utilisation was maximized with the contribution of a full year of Monique ore, and also increased marginally at the W Zone as remaining areas were mined prior to the cessation of operations at the end of the second quarter of 2014. The average cash cost of production decreased by 15% in Canadian dollars to $956 (US$866) in 2014 from $1,128 (US$1,095) in 2013, primarily driven by improved grades at all three of the Corporation’s operating mines, and the resulting higher gold sales.

Earnings

NET EARNINGS (LOSS) AND NET EARNINGS (LOSS) PER SHARE

(in thousands of $, except per share amounts)	2015	2014	2013
	$	$	$

Net earnings (loss) from continuing operations	6,788	8,182	(33,162)
Net loss from discontinued operation	-	-	(1,098)

Net earnings (loss)	6,788	8,182	(34,260)

Basic earnings (loss) per share
Earnings (loss) from continuing operations	0.12	0.18	(0.84)
Loss from discontinued operation	-	-	(0.03)

Basic net earnings (loss)	0.12	0.18	(0.87)

Diluted earnings (loss) per share
Earnings (loss) from continuing operations	0.12	0.18	(0.84)
Loss from discontinued operation	-	-	(0.03)

Diluted net earnings (loss)	0.12	0.18	(0.87)

The Corporation generated net earnings of $6.8 million, or $0.12 per share for the fiscal year 2015, a decrease over net earnings of $8.2 million or $0.18 per share in 2014, due to higher exploration expenditures at Island Gold and higher administration costs as compared to 2014.

The 2013 net loss of ($34.3) million included a ($1.1) million loss from discontinued operations and charges totaling $22.1 million stemming from a non-cash write-down of the W Zone Mine assets, a write-off of deferred income and mining tax assets, and a write-off of financing costs following the termination of a debt-financing agreement. (Refer to the table above “Net earnings (loss) and net earnings (loss) per share” and Table “Fiscal year net adjusted earnings (loss) and net free cash flow (non-GAAP financial performance measures” on page 25 for details.)

NON-GAAP FINANCIAL PERFORMANCE MEASURES

Adjusted net earnings (loss), adjusted net earnings (loss) per share, cash cost per ounce, operating cash flow per share, net free cash flow, net free cash flow per share and all-in sustaining costs are Non-Generally Accepted Accounting Principles (GAAP) performance measures, and may not be comparable to similar measures presented by other companies. The Corporation believes that, in addition to conventional measures prepared in accordance with GAAP, the Corporation and certain investors use this information to evaluate the Corporation's performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

Adjusted net earnings (loss) and adjusted net earnings (loss) per share are measures that management uses to assess the operating performance of the Corporation without the impact of unusual items because they affect the comparability of the financial results and could potentially distort the evaluation of its business performance. The 2015 adjusted net earnings exclude changes in asset retirement obligations at closed sites. The 2013 adjusted net loss excludes a small loss from the discontinued Francoeur Mine operations, a non-cash write-down on the W Zone following a reduction in its reserve base, a write-off of the financing costs associated with the termination of a debt-financing agreement, and a write-off of deferred income and mining tax assets recorded in 2013. (Refer to Table 2).

The net free cash flow and net free cash flow per share are comprised of the Corporation’s operating cash flow after working capital changes, less investments in property, plant and equipment. (Refer to Table “Fiscal year net adjusted earnings (loss) and net free cash flow (non-GAAP financial performance measures”)).

Cash cost is a common performance measure in the gold mining industry, but does not have any standardized definition. The Corporation reports cash cost per ounce based on ounces sold. Cash costs include mine site operating costs, administration and royalties but are exclusive of depreciation, accretion expense, capital expenditures and exploration and project evaluation costs. (Refer to Table ”Reconciliation of cost of sales to cash costs and to all-in sustaining costs per ounce sold for 2015, 2014 and 2013”).

All-in sustaining costs or “AISC” is an extension of the existing “cash cost” metrics and incorporates costs related to sustaining production. The Corporation believes that, although relevant, the cash cost measure does not capture the sustaining expenditures incurred, and therefore, may not present a complete picture of the Corporation’s operating performance or its ability to generate free cash flows from its operations. AISC includes cost of sales, excluding depreciation, and includes sustaining capital expenditures, sustaining exploration and evaluation costs, corporate general and administrative costs, and environmental rehabilitation accretion and depreciation. (Refer to Table 3).

The following table is a reconciliation of net earnings (loss) from continuing operations to adjusted net earnings (loss) on a consolidated basis, and operating cash flows to net free cash flow on a consolidated basis:

FISCAL YEAR NET ADJUSTED EARNINGS (LOSS) AND NET FREE CASH FLOW (NON-GAAP FINANCIAL PERFORMANCE MEASURES)

(in thousands of $, except per share amounts)	2015	2014	2013
	$	$	$

Adjusted net earnings (loss)
Net earnings (loss) from continuing operations	6,788	8,182	(33,162)
Adjustments, net of taxes:
Changes in asset retirement obligations at closed sites	814	-	-
Write-off of Deferred Income & Mining Tax assets	-	-	7,484
Write-down of W Zone Mine assets	-	-	13,472
Write-off of financing costs related to debt financing	-	-	1,165

Adjusted net earnings (loss)	7,602	8,182	(11,041)

Basic weighted average number of shares outstanding (thousands)	56,936	45,261	39,594

Adjusted net earnings (loss) – per share	0.13	0.18	(0.28)

Net free cash flow

Operating cash flows	42,365	27,279	3,456
Less: investments in property, plant and equipment	52,098	23,052	41,888

Net free cash flow	(9,733)	4,227	(38,432)

Net free cash flow – per share	(0.17)	0.09	(0.97)

The following table provides a reconciliation of cost of sales to cash costs and to all-in sustaining costs, on a consolidated basis:

RECONCILIATION OF COST OF SALES TO CASH COSTS AND TO ALL-IN SUSTAINING COSTS PER OUNCE SOLD

FOR 2015, 2014 AND 2013

2015	Island Gold	Beaufor	Monique	Corporate	Total RIC
(in thousands of $, except per share amounts)
Gold sold (ounces)	52,363	26,875	17,657	-	96,895
Cost of sales	72,413	29,419	16,502	-	118,334
Depreciation and depletion	(18,291)	(2,675)	(2,696)	-	(23,662)
Cost of sales, excluding depreciation expense	54,122	26,744	13,806	-	94,672
Cash cost ($/ounce)	1,034	995	782	-	977
Sustaining costs	22,330	5,942	277	106	28,655
Corporate general and administrative costs	-	-	-	9,809	9,809
All-in sustaining costs	76,452	32,686	14,083	9,915	133,136

All-in sustaining costs ($/ounce)	1,460	1,216	798	102	1,373

2014	Island Gold	Beaufor	Monique	W Zone	Corporate	Total RIC
(in thousands of $, except per
share amounts)
Gold sold (ounces)	42,078	24,006	23,490	4,929	-	94,503
Cost of sales	51,766	26,338	27,421	6,373	-	111,898
Depreciation and depletion	(10,429)	(3,637)	(6,031)	(1,481)	-	(21,578)
Cost of sales, excluding
depreciation expense	41,337	22,701	21,390	4,892	-	90,320
Cash cost ($/ounce)	982	946	910	992	-	956
Sustaining costs	14,110	1,880	1,119	88	-	17,197
Corporate general and
administrative costs	-	-	-	-	7,627	7,627
All-in sustaining costs	55,447	24,581	22,509	4,980	7,627	115,144

All-in sustaining costs ($/ounce)	1,317	1,024	958	1,010	81	1,219

2013	Island Gold	Beaufor	Monique	W Zone	Corporate	Total RIC
(in thousands of $, except per
share amounts)
Gold sold (ounces)	35,113	23,028	2,976	2,326	-	63,443
Cost of sales	47,475	27,725	4,675	5,957	-	85,832
Depreciation and depletion	(7,992)	(2,800)	(837)	(2,605)	-	(14,234)
Cost of sales, excluding
depreciation expense	39,483	24,925	3,838	3,352	-	71,598
Cash cost ($/ounce)	1,124	1,082	1,290	1,441	-	1,128
Sustaining costs	13,034	2,392	3,016	1,209	837	20,488
Corporate general and
administrative costs	-	-	-	-	7,514	7,514
All-in sustaining costs	52,517	27,317	6,854	4,561	8,351	99,600

All-in sustaining costs ($/ounce)	1,495	1,186	2,304	1,961	132	1,569

REVIEW OF OPERATING MINES

Island Gold Mine

	2015	2014	2013

Total tonnes of Ore and waste mined	535,601	453,243	484,992

Gold Produced
Tonnes	242,137	230,828	239,766
Head grade (g/t)	7.31	5.91	4.57
Gold recovery (%)	96.8	96.3	96.1
Ounces produced	55,040	42,206	33,836

Gold Sold
Ounces sold	52,363	42,078	35,113
Average selling price	1,481	1,398	1,434
Cash cost per ounce	1,034	982	1,124
AISC per ounce	1,460	1,317	1,495

Average selling price (US$)	1,158	1,266	1,392
Cash cost per ounce (US$)	808	889	1,092
AISC per ounce (US$)	1,141	1,192	1,452

Sustaining costs	22,330	14,110	13,034
Project and non-sustaining exploration costs	35,494	12,538	20,909

In 2015, production from Island Gold Mine was a record 55,040 ounces of gold (52,363 ounces sold) for the year, 16% above annual production guidance levels. Production was 30% higher than in 2014, largely due to higher grades attributable to mining in high-grade stopes in the near-surface Goudreau Zone and high-grade ore from the new resources below the 500 metre level.

Various improvement initiatives undertaken during the year helped the Island Gold Mine achieve an 18% increase in total ore and waste mined during 2015 as compared to the prior year. Development ore increased by 79%, increasing the development ore to total ore ratio to almost 50%. The amount of development ore is expected to decrease in future years, which should correspondingly reduce costs. Waste mined increased to 294,895 tonnes, which is a 26% increase over the 233,867 tonnes mined in 2014, in line with the Corporation’s plan of accelerating development at Island Gold. Mining activities increasingly transitioned to the lower mine levels below the 500 metre level.

Island Gold Mine Tonnes versus Grade

Stoped ore of 119,478 tonnes accounted for about 50% of the total ore mined, and returned positive reconciliations of 5% on tonnage and 10% on grade, with a 15% gain in ounces over the resource model. Development ore, which accounted for the remaining 50% of ore mined, returned a 10% loss in tonnage and 9% gain in grade, with a net 2% loss in ounces as compared to the resource model. Overall reconciliation showed a 6% gain in ounces for the year.

During the year, the Corporation strategically leveraged the devalued Canadian dollar, to invest in accelerated development at the Island Gold Mine. With a seven-year mine life based on reserves, the Corporation has pre-developed more than three years of production life.

Cash costs per ounce sold increased to $1,034 from $982 in 2014. In US dollars terms, cash costs per ounce however decreased from US$889 to US$808, due to the weakened Canadian dollar during the year. Higher costs in Canadian dollars resulted from mining more expensive development ore as compared to 2014, partially offset by higher grades. Cash costs at Island Gold in 2014 decreased by $124 per ounce from $1,124 in 2013 driven by the higher recovered grades.

AlSC per ounce of $1,460 was higher than AISC of $1,317 in 2014 due to higher sustaining costs during the year. AISC for 2015 included $22.3 million of sustaining costs, as the mine spent $10.3 million on buildings, equipment, ventilation, electrical upgrades and tailings expansion, $9.1 million on extension of the East ramp and $2.9 million on exploration and delineation drilling. Sustaining costs in 2014 were $14.1 million. In US dollar terms, AISC for 2015 decreased to US$1,141 per ounce from US$1,192 in 2014.

52,363 ounces of gold were sold during the year at an average realized gold price of $1,481 per ounce (US$1,158) generating revenues of $77.6 million, an increase of 32%, as compared to 42,078 ounces sold in 2014 at an average realized gold price of $1,398 per ounce (US$1,266) that generated $58.8 million in revenues. In 2013, 35,113 ounces of gold were sold at an average realized gold price of $1,434 (US$1,392) per ounce with $50.4 million in sales.

As of December 31, 2015, the Island Gold Mine had Proven and Probable reserves of 561,700 ounces of gold, as compared to 183,750 ounces of gold at the end of 2014, an increase of 206% (net of depletion).

ISLAND GOLD MINE – MINERAL RESERVE AND RESOURCE ESTIMATES[1]
		December 31, 2015			December 31, 2014
	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
	(metric)	(g/t Au)	contained	(metric)	(g/t Au)	contained
Proven & Probable Reserves[2]	2,115,500	8.26	561,700	895,000	6.39	183,750
Measured & Indicated Resources	348,500	6.40	71,700	733,500	9.29	219,050
Inferred Resources	2,815,000	8.49	768,050	3,547,500	8.79	1,002,750
1 Mineral Resources presented are exclusive of Mineral Reserves. Please refer to the detailed Reserve & Resource table on page 34 for details. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
2 In 2015, based on a gold price of US$1,080/ounce and an exchange rate of CAN$1.2037 = US$1.00 (in 2014, a gold price of US$1,200/ounce and an exchange rate of CAN$1.0833 = US$1.00 were used).

Beaufor Mine

	2015	2014	2013

Gold Produced
Tonnes	125,447	115,573	124,570
Head grade (g/t)	6.64	6.86	5.89
Gold recovery (%)	98.6	97.9	97.8
Ounces produced	26,411	24,959	23,076

Gold Sold
Ounces sold	26,875	24,006	23,028
Average selling price	1,474	1,399	1,417
Cash cost per ounce	995	946	1,082
AISC per ounce	1,216	1,024	1,186

Average selling price (US$)	1,153	1,267	1,376
Cash cost per ounce (US$)	778	856	1,051
AISC per ounce (US$)	951	927	1,152

Sustaining costs	5,942	1,880	2,392
Project and non-sustaining exploration costs	340	1,733	1,929

At Beaufor, a 9% increase in tonnage milled was offset by slightly lower grades as compared to 2014, resulting in gold production of 26,411 ounces, 6% higher than gold production in the prior year and in line with increased guidance. Production for the year also included 1,934 ounces that were derived from the milling of accumulated slag at the Camflo Mill. Grade was lower, as the mine focused on advancing development to access additional mining horizons in M Zone and create infrastructure to mine Q Zone in 2016.

Milled tonnage in 2014 was 115,573 at an average grade of 6.86 g/t, resulting in gold production of 24,959 ounces. Implementation of a more selective mining approach resulted in 7% lower tonnage as compared to 2013, but 16% higher average grade resulting in an 8% improved gold production as compared to 2013.

The following graph shows comparative operational performance of Beaufor Mine for past three years.

Beaufor Mine Tonnes versus Grade

Cash costs per ounce at Beaufor increased by 5% to $995 per ounce, from $946 per ounce in 2014 due to higher tonnage and waste development and lower average grades. Milling costs allocated from Camflo were higher than 2014 as Camflo processed fewer tonnes in 2015. In US dollars, cash costs per ounce decreased from US$856 to US$778, due to the weakening of Canadian dollar during the year. In 2013, cash cost per ounce was $1,082 (US$1,051), which was primarily due to lower grade.

AISC per ounce in 2015 increased by 19% to $1,216 (US$951) from $1,024 (US$927) in the prior year due to higher sustaining exploration costs, higher sustaining capital for Q Zone development and higher capital at the Camflo Mill, which are recorded within the Beaufor Mine AISC per ounce.

Annual gold sales at Beaufor totalled $39.6 million, 18% higher than 2014 sales of $33.6 million. 26,875 ounces were sold at an average gold price of $1,474 per ounce as compared to 24,006 ounces sold in 2014 at average gold price of $1,399. Annual gold sales in 2013 totaled $32.6 million as 23,028 ounces were sold at an average gold price of $1,417.

Proven and Probable reserves as of December 31, 2015 were 63,850 ounces of gold, a 95% increase (net of depletion) as compared to 32,750 ounces of gold at the end of 2014.

BEAUFOR MINE – MINERAL RESERVE AND RESOURCE ESTIMATES[1]
		December 31, 2015			December 31, 2014
	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
	(metric)	(g/t Au)	contained	(metric)	(g/t Au)	contained
Proven & Probable Reserves[2]	302,100	6.57	63,850	144,500	7.06	32,750
Measured & Indicated Resources	843,000	6.34	171,900	917,000	6.44	189,850
Inferred Resources	135,000	6.44	28,000	743,000	6.51	155,600
1 Mineral Resources presented are exclusive of Mineral Reserves. Please refer to the detailed Reserve & Resource table on page 34 for details. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
2 In 2015, based on a gold price of US$1,080/ounce and an exchange rate of CAN$1.2037 = US$1.00 (in 2014, a gold price of US$1,200/ounce and an exchange rate of CAN$1.0833 = US$1.00 were used).

Monique Mine

	2015	2014	2013[1]

Gold Produced
Tonnes	224,673	283,009	60,536
Head grade (g/t)	2.37	2.71	2.35
Gold recovery (%)	96.7	96.0	93.6
Ounces produced	16,580	23,675	4,274

Gold Sold
Ounces sold	17,657	23,490	2,976
Average selling price	1,486	1,387	1,328
Cash cost per ounce	782	910	1,290
AISC per ounce	798	958	2,304

Average selling price (US$)	1,162	1,256	1,265
Cash cost per ounce (US$)	612	824	1,230
AISC per ounce (US$)	625	867	2,196

Sustaining costs	277	1,119	3,016
Project and non-sustaining exploration costs	-	2	221
[1]	Includes only data following the beginning of commercial production on October 1, 2013.

Mining activities at the Monique open-pit ceased at the end of January 2015 as the mine was fully depleted and a low-grade stockpile, at an average grade of 2.37 g/t, was established for future processing. The majority of the stockpile was processed over the balance of the year, with approximately 16,000 tonnes remaining that will be processed in the first quarter of 2016. Total tonnes milled in 2015 were 21% lower as compared to prior year’s tonnage of 283,009. Consequently, gold production of 16,580 ounces in 2015 was 30% lower than 23,675 ounces produced in 2014.

In 2014, 283,009 tonnes of ore were milled at an average grade of 2.71 g/t, resulting in annual gold production of 23,675 ounces. This was significantly higher than 60,536 tonnes processed in 2013 at an average grade of 2.35 g/t, as commercial production at Monique Mine began on October 1, 2013.

Cash costs and AISC per ounce were $782 (US$612) and $798 (US$625) respectively, lower than cash costs and AISC for 2014 of $910 per ounce (US$824) and $958 (US$867) respectively, as production was ramped up throughout 2014 following the commencement of commercial production in 2013. Non-cash charges of $250 per ounce were included in 2015 cash costs and AISC, relating to mining costs incurred and paid for in 2014, but which were accounted for when the resulting ounces were sold.

During the first three months of commercial production in 2013, cash costs and AISC were high as production was being ramped up and were $1,290 per ounce (US$1,230) and $2,304 (US$2,196) respectively.

W Zone Mine

	2015	2014	2013[1]

Gold Produced
Tonnes	-	36,789	23,185
Head grade (g/t)	-	4.25	3.28
Gold recovery (%)	-	97.5	95.1
Ounces produced	-	4,900	2,324

Gold Sold
Ounces sold	-	4,929	2,326
Average selling price	-	1,405	1,328
Cash cost per ounce	-	992	1,441
AISC per ounce	-	1,010	1,961

Average selling price (US$)	-	1,272	1,265
Cash cost per ounce (US$)	-	899	1,373
AISC per ounce (US$)	-	915	1,869

Sustaining costs	-	88	1,209
Project and non-sustaining exploration costs	-	-	-
[1]	Includes only data following the beginning of commercial production on October 1, 2013.

There was no gold production from W Zone Mine in 2015, as the operations were closed in the second quarter of 2014.

Camflo Mill

The Camflo Mill processed a total of 350,120 tonnes from Richmont’s Quebec operations during the year, a decrease of approximately 20% over 435,371 tonnes processed in 2014. This decrease was largely attributable to reduced tonnage from Monique Mine during the year and from the closing of the W Zone in 2014.

In 2015, Camflo custom milled 55,337 tonnes of ore from local mining companies in the Abitibi region, to utilize the excess milling capacity.

The Camflo Mill processed 37% more tonnes in 2014 as compared to 317,038 tonnes processed in 2013. This increase was attributable to the contribution of a full year of commercial production from the Monique Mine in 2014, versus only three months in 2013.

In 2016, the Corporation anticipates a decrease in the tonnes processed, as processing of the Monique stockpile will be completed in the first quarter. The Corporation will pursue and evaluate opportunities to fully utilize excess capacity and currently has custom milling contracts with local mining companies to process approximately 55,000 tonnes in the first half of the year.

MINERAL RESERVES AND RESOURCES

The Corporation’s announced an increase in its Mineral Reserves and Mineral Resources on February 9, 2016. These calculations were reviewed by Mr. Daniel Adam, P.Geo., Ph.D., Vice-President Exploration of Richmont, who is a Qualified Person as defined by National Instrument 43-101. Roscoe Postle Associates Inc. (RPA) were retained to review and audit the Island Gold Mineral Reserves and Resources.

Total proven and probable reserves increased by 187% or 407,600 ounces (net of depletion) to 625,550 ounces at the end of 2015. The Island Gold Reserves increased by 206% (net of depletion)resulting largely from the success of the Corporation’s delineation drilling program at Island Gold, where nearly 80% of the Resources from the Lower C Zone, which were included in the 2015 PEA, were converted to Reserves. At the Beaufor Mine, Reserves increased by 95% (net of depletion) primarily in the Q Zone. Based on the current operating capacities, the mine life of Island Gold and Beaufor have been increased to more than 7 years and 2 years respectively.

Richmont Mines 2015 Mineral Reserve and Resource Estimates[1]
	December 31, 2015			December 31, 2014
	Tonnes	Grade	Ounces	Tonnes	Grade	Ounces
	(metric)	(g/t Au)		(metric)	(g/t Au)
Island Gold Mine
Proven Reserves[2] (above -400m)	97,000	7.00	21,800	173,000	6.25	34,700
Probable Reserves[2] (above -400m)	248,000	6.88	54,900	290,500	5.91	55,300
Total Proven & Probable (above -400m)	345,000	6.91	76,700	463,500	6.04	90,000
Proven Reserves[2] (below -400m)	266,500	7.72	66,100	86,000	6.57	18,150
Probable Reserves[2] (below -400m)	1,504,000	8.66	418,900	345,500	6.81	75,600
Total Proven & Probable (below -400m)	1,770,500	8.52	485,000	431,500	6.76	93,750
Total Proven & Probable Reserves[2]	2,115,500	8.26	561,700	895,000	6.39	183,750
Measured Resources (above -400m)	7,500	5.80	1,350	26,000	5.30	4,400
Indicated Resources (above -400m)	235,500	6.96	52,700	269,500	6.98	60,450
Indicated Resources[3] (below -400m)	105,500	5.20	17,650	438,000	10.95	154,200
Total Measured & Indicated Resources	348,500	6.40	71,700	733,500	9.29	219,050
Inferred Resources (above -400m)	412,500	7.44	98,700	369,500	6.97	82,800
Inferred Resources[3] (below -400m)	2,402,500	8.67	669,350	3,178,000	9.00	919,950
Total Inferred Resources	2,815,000	8.49	768,050	3,547,500	8.79	1,002,750
Beaufor Mine[4]
Proven Reserves[2]	35,600	7.31	8,350	53,000	7.13	12,100
Probable Reserves[2]	266,500	6.48	55,500	91,500	7.02	20,650
Total Proven and Probable Reserves	302,100	6.57	63,850	144,500	7.06	32,750
Measured Resources	109,000	5.32	18,600	111,500	5.30	19,000
Indicated Resources	734,000	6.50	153,300	805,500	6.60	170,850
Total Measured & Indicated Resources	843,000	6.34	171,900	917,000	6.44	189,850
Total Inferred Resources	135,000	6.44	28,000	743,000	6.51	155,600
Monique Mine[5]
Proven Reserves[2]
Probable Reserves[2]				14,500	3.16	1,450
Total Proven & Probable Reserves[2]				14,500	3.16	1,450
Total Indicated Resources	107,500	4.88	16,850	107,500	4.88	16,850
Wasamac Gold Property[6]
Measured Resources	3,124,500	2.75	276,550	3,124,500	2.75	276,550
Indicated Resources	12,127,000	2.89	1,125,700	12,127,000	2.89	1,125,700
Total Measured & Indicated Resources	15,251,500	2.86	1,402,250	15,251,500	2.86	1,402,250
Total Inferred Resources	18,759,000	2.66	1,605,400	18,759,000	2.66	1,605,400
Francoeur Gold Property6, 7
Measured Resources	40,000	5.89	7,600	40,000	5.89	7,600
Indicated Resources	280,000	6.55	59,000	280,000	6.55	59,000
Total Measured & Indicated Resources	320,000	6.47	66,600	320,000	6.47	66,600
Total Inferred Resources	18,000	7.17	4,150	18,000	7.17	4,150
Total Reserves and Resources
Proven & Probable Reserves	2,417,600	8.05	625,550	1,054,000	6.43	217,950
Measured & Indicated Resources	16,870,500	3.19	1,729,300	17,329,500	3.40	1,894,600
Inferred Resources	21,727,000	3.44	2,405,600	23,067,500	3.73	2,767,900
[1]	Mineral Resources presented are exclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.
[2]	In 2015, based on a gold price of CAD$1,300 per ounce and an exchange rate of CAD$1.2037 = US$1.00. (In 2014: gold price of CAD$1,300 per ounce and CAD$1.0833 = US$1.00).
[3]	Underground Resources established for the C Zone and six other lateral zones below a vertical depth of -400 metres.
[4]	W Zone and 350 Zone Mineral Reserves and Mineral Resources are included with the Beaufor Mine as at December 31, 2015 and 2014.
[5]	Monique Mineral Reserves are open-pit, and Mineral Resources are located underground directly below the open-pit.
[6]	Underground Mineral Resources established as of December 31, 2012.
[7]	Francoeur Mine closed in November 2012.

The Corporation completed its 2015 year-end Mineral Reserve and Mineral Resource estimates for Island Gold and Beaufor internally. Roscoe Postle Associates Inc. (RPA) were retained to review and audit the Island Gold Mineral Reserve and Resource estimates.

For 2015, Mineral Reserve and Mineral Resource estimates, Richmont used a metal price of CAD$1,300 per ounce of gold and a foreign exchange ratio of 1.2037 Canadian dollars per 1.00 U.S. dollar. The cut-off grade has increased from 3.75 g/t gold to 4.00 g/t gold at the Island Gold Mine and decreased from 5.14-6.60 g/t gold to 4.31-6.04 g/t gold at the Beaufor Mine. Dilution estimates for Island Gold increased from 18% to 19% and the minimum mining widths at Beaufor decreased from 2.4 metres to 1.9 metres for the Room and Pillar stopes and from 3.0 metres to 2.4 metres for the long hole stopes.

Mineral Reserves and Mineral Resources for the Island Gold Mine were estimated using a block modelling approach with ordinary kriging interpolation. Kriging parameters are similar to last year and the density used to calculate tonnage varies from 2.80 to 2.82.

In 2016 the Corporation will be focused on converting the remaining PEA resources at Island Gold and completing the ongoing 2015 exploration programs with a view to adding near-mine resources to the east and west of the PEA deposit area and confirming the high grade extension at depth.

DEFINITION OF RESERVES AND RESOURCES

Mineral Reserves

Mineral reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves and Proven Mineral Reserves. A Probable Mineral Reserve provides a lower level of confidence than a Proven Mineral Reserve. A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a preliminary feasibility study. Such study must include adequate information on mining, processing, metallurgical, economic parameters and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Proven Mineral Reserves

A Proven Mineral Reserve is the economically mineable part of a Measured Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic parameters and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Probable Mineral Reserves

A Probable Mineral Reserve is the economically mineable part of an Indicated Mineral Resource and, in some cases, a Measured Mineral Resource, demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic parameters, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

Mineral Resources

Mineral Resources are sub-divided in order of increasing confidence into Inferred, Indicated and Measured categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource. A Mineral Resource is a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form or quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

Measured Mineral Resources

A Measured Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, density, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, underground workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

Indicated Mineral Resources

An Indicated Mineral Resource is that part of a Mineral Resource for which quantity, grade or quality, density, shape, and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, underground workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

Inferred Mineral Resources

An Inferred Mineral Resource is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, underground workings and drill holes.

INVESTMENTS IN PROPERTY, PLANT AND EQUIPMENT

(in thousands of $)	2015	2014	2013
	$	$	$

Island Gold Mine	48,938	20,168	27,770
Beaufor Mine	1,390	1,623	980
W Zone Mine	-	234	3,779
Monique Mine	-	21	8,358
Other	1,770	1,006	1,001

	52,098	23,052	41,888

As part of its strategy of accelerated development and potential production expansion at Island Gold Mine, the Corporation invested $48.9 million in 2015. This included $7.8 million for extending the main ramp to a depth of 740 metres, $8.5 million for a secondary eastern ramp to a depth of 500 metres and $4.8 million for an exploration drift that extends to the east by approximately 440 metres. A $2.8 million delineation drilling program of 50,089 metres was also completed in 2015. Other significant infrastructure upgrades included $8.7 million for the tailings dam expansion, $5.0 million for electrical upgrades and $1.6 million for bunkhouse buildings.

Richmont invested $23.1 million in its assets in 2014, a decrease from the $41.9 million in 2013. The decrease largely reflects the lower development costs associated with the Monique Mine following its commencement of commercial production in the fourth quarter of 2013, lower investments in the W Zone following the decision to cease operations in the second quarter of 2014, and decreased year-over-year investments at the Island Gold Mine.

EXPLORATION COSTS

(in thousands of $)	2015	2014	2013
	$	$	$

Exploration costs – Mines
Island Gold	4,600	771	4,532
Beaufor	2,679	1,733	1,929

	7,279	2,504	6,461

Exploration costs - Other properties
Wasamac	94	169	1,102
Monique	-	2	221
Other	32	154	347
Project evaluation	521	357	474

Exploration and project evaluation before
depreciation and exploration tax credits	7,926	3,186	8,605

Depreciation	41	71	229
Exploration tax credits	(532)	515	(959)

	7,435	3,772	7,875

Island Gold Mine

Exploration costs at Island Gold in 2015 increased to $4.6 million from $0.8 million in 2014 as a result of increased exploration drilling during the year, which included two drilling programs that were initiated in the latter part of the year. The objective of the first drilling program (63,500 metres) was to test the east and west extensions of the Island Gold deposit from surface and underground along strike as well as new deposits within the regional Goudreau shear Zone. The second is a deep directional drilling program (23,000 metres) to test the potential for higher grade resources at depth below the 1,000 metre level. The entire drilling program is expected to be complete by the end of April 2016.

Highlights from the drilling to date include:

Near-Mine Lateral Exploration:

Approximately 19,348 metres of a planned 36,000 metres (5,000 metres from the 450 metre level and 31,000 metres from the 620 metre level) have been completed to date. The drilling is focused on east-west targets that are contiguous to the main deposit area considered in the PEA.

Deep Directional Drilling:

The objective of the deep drilling program is to test the deposit at depth and to increase confidence in the vertical extension of the deposit for potential resource growth. To date, approximately 6,272 metres (4 holes) of the planned 23,000 metres of drilling have been completed, including 3 pilot holes and 1 exploration hole.

Eastern Lateral Exploration:

Drilling results to date from exploration drilling program to the east of the main deposit area successfully demonstrated the potential to increase the resource inventory to the east of the mine.

Approximately 6,500 metres of a planned 12,000 metres (7,000 metres from surface and 5,000 metres from the 340 metre level) have been completed to date with results indicating potential extension of the system to the east, including a new area of interest located approximately 600 metres to the east of the main deposit, below and to the east of the Goudreau Zone.

Western Lateral Exploration:

Drilling results to date from the west of the main deposit area provided additional confidence in the potential extension of the mineralized system. Drilling has been suspended in this area and is expected to resume in 2016.

Approximately 5,900 metres of a planned 8,000 metres (2,500 metres from surface and 5,500 metres from the 190 metre level) have been completed to date and results show potential extensions of the known deposit.

Regional Surface Exploration:

A 7,500 metre regional exploration program that was previously announced to test the east and west regional extensions of the Island Gold deposit along strike as well as for new deposits within the Goudreau shear zone is expected to be launched in early 2016.

For full details, please refer to the December 21, 2015 press release entitled “Richmont Mines Provides Exploration Update for Island Gold”.

Beaufor Mine

The Corporation spent $2.7 million on exploration at the Beaufor Mine as compared to $1.7 million in 2014 primarily due to the increased exploration drilling to complete the evaluation of the deeper Q Zone. A total of 44,070 metres of exploration drilling was completed during the year as compared to 25,215 metres in the prior year.

ADMINISTRATION EXPENSES

(in thousands of $)	2015	2014	2013
	$	$	$

Salaries, directors’ fees and related benefits	3,678	2,484	3,320
Severance compensation to Executives and other employees	902	1,269	269
Stock-based compensation	2,081	1,506	1,887
Consultants	1,203	851	1,176
Depreciation	151	158	211
Other administration expenses	1,794	1,359	651

	9,809	7,627	7,514

Administration expenses totaled $9.8 million in 2015 versus $7.6 million in 2014. This represented a $2.2 million increase over 2014, reflecting higher salaries attributable to the greater number of employees, and higher levels of share-based compensation and consultant-related costs in the current period.

Administration expenses totaled $7.6 million in 2014 versus $7.5 million in 2013. However, excluding severance payments in both periods, administration expenses in 2014 were 12% below the 2013 levels. The total cost in 2014 reflects lower levels of salaries and related benefits stemming from the decrease in the number of administrative employees, the effects of which were offset by higher severance compensation following the departure of the President and CEO in early July, and departure of the CFO in September.

MINING AND INCOME TAX EXPENSE

(in thousands of $)	2015	2014	2013
	$	$	$

Current taxes	1,698	78	785
Deferred taxes	99	427	7,209

	1,797	505	7,994

For the fiscal year 2015, the mining and income tax expense was $1.8 million, which includes $1.0 million of federal income taxes payable and $0.8 million of mining taxes payable.

For the fiscal year 2014, mining and income taxes totaled $0.5 million. This amount primarily includes $2.3 million of mining and income tax, or 27% of the pre-tax income of $8.7 million, offset by a $1.2 million credit on mining duties from previous years, and the $0.3 million reversal of a 2010 charge that no longer has to be paid by the Corporation.

For the fiscal year 2013, mining and income taxes totaled $8.0 million, including a write-off of $7.5 million of deferred income and mining tax assets. Incorporated in the charge is $0.5 million for current tax expense and a similar amount booked against exploration expense.

SENSITIVITY ANALYSIS

The Corporation’s financial results are sensitive to movements in the price of gold, and the US$/CAN$ exchange rate, as the Corporation mostly generates revenue in U.S. dollars and generally incurs expenses in Canadian dollars. The following table describes, for demonstration purposes only, the financial impact that changes in certain variables would generally have had on the Corporation’s 2015 net earnings, all other variables being constant.

Sensitivity Analysis

Variable	Change	Impact on net earnings
(in thousands of CAN$)
Price of gold (US$)	+/- 10% per ounce	+/- 10,367
Exchange rate (US$/CAN$)	+/- 17% (US$/CAN$)	+/- 17,544

QUARTERLY REVIEW 2015

(in thousands of $, unless otherwise stated)				Quarter	Year
	Q1	Q2	Q3	Q4	2015

PRINCIPAL FINANCIAL DATA
Revenues	37,210	40,552	34,107	31,864	143,733
Cost of sales[1]	29,432	33,892	27,756	27,254	118,334
Exploration and project evaluation	1,064	1,074	1,252	4,045	7,435
Administration	2,044	2,069	1,957	3,739	9,809
Loss (gain) on disposal of long term assets	(78)	(34)	2	8	(102)
Other expenses (revenues)[2]	(6)	(9)	(226)	618	377
Financial expenses[3]	22	21	19	20	82
Financial revenues[4]	(239)	(111)	(247)	(190)	(787)
Mining and income taxes	339	738	288	432	1,797

Net earnings (loss)	4,632	2,912	3,306	(4,062)	6,788

Cash flows from operating activities	9,130	14,677	11,742	6,815	42,364
Investments in property, plant and equipment	9,225	7,304	12,802	22,767	52,098

KEY PER-SHARE DATA
Net earnings (loss)
basic (CAN$)	0.08	0.05	0.06	(0.07)	0.12
diluted (CAN$)	0.07	0.05	0.06	(0.07)	0.11

Basic weighted average number of common
shares outstanding (thousands)	53,543	57,964	58,032	58,142	56,936

OUNCES OF GOLD SOLD
Island Gold Mine	8,923	15,703	14,233	13,504	52,363
Beaufor Mine	8,831	6,888	5,919	5,237	26,875
Monique Mine	7,037	4,975	2,810	2,835	17,657
Total	24,791	27,566	22,962	21,576	96,895

KEY PER-OUNCE OF GOLD DATA
Average selling price (CAN$)	1,496	1,468	1,482	1,474	1,480
Exchange rate	1.2412	1.2297	1.3089	1.3354	1.2787[5]
Average selling price (US$)	1,205	1,194	1,132	1,104	1,157
Cash cost (US$)
Island Gold Mine	1,139	776	680	768	808
Beaufor Mine	730	864	744	812	778
Monique Mine	420	743	768	731	612
Weighted average	789	792	707	774	764

Sustaining costs (US$)	222	268	294	473	310

AISC (US$)	1,011	1,060	1,001	1,247	1,074

Cash cost (CAN$)	979	974	926	1,034	977
Sustaining costs (CAN$)	276	330	385	632	396

AISC (CAN$)	1,255	1,304	1,311	1,666	1,373
[1]	Cost of sales includes operating costs, royalties, and depreciation and depletion.
[2]	Other expenses (revenues) include changes in asset retirement obligations at closed sites.
[3]	Financial expenses include interest expenses and accretion expense of asset retirement obligation
[4]	Financial revenues include interest income, and foreign exchange gains and losses.
[5]	2015 average exchange rate.

REVIEW OF OPERATING AND FINANCIAL RESULTS FOR THE FOURTH QUARTER

Gold production in the fourth quarter was 22,380 ounces, largely in line with the 22,931 ounces produced in the same quarter of last year. Solid production numbers at Island Gold Mine helped the Corporation exceed its annual production guidance and offset the loss of ounces at the Monique Mine.

The following graph shows a comparison of each operation for the quarter ended December 2015 versus the same quarter in 2014.

Quarterly Gold Production

Higher production of 14,203 ounces at Island Gold in the fourth quarter of 2015 as compared to 8,974 ounces in same quarter of 2014 resulted from ongoing operational efficiency initiatives and higher realized grades. Fourth quarter production at Island Gold include a three-week mine shutdown and a two-week mill shutdown for scheduled maintenance. Tonnes milled in the fourth quarter increased by 29% as compared to the same quarter in the prior year. Milled grade increased by 21% over the fourth quarter in 2014 as higher-grade material was mined from below the 500 metre level.

Gold production at Beaufor Mine was 5,652 ounces, 15% lower as compared to same quarter in the prior year resulting from lower tonnage and lower grades mined during the quarter.

The low-grade Monique stockpile was processed throughout the quarter, and produced 2,525 ounces of gold, which was 66% lower than production of 7,324 ounces in the fourth quarter in 2014 when the mine was in full operation.

Sites operating performance – Q4 2015 vs Q4 2014

Revenues for the fourth quarter were $31.9 million, an increase of 8% over $29.6 million reported in the same quarter in 2014. A total of 21,576 ounces of gold were sold during the quarter at an average realized gold price of $1,474 per ounce (US$1,104) as compared to 21,666 ounces sold in the fourth quarter of 2014 at an average realized gold price of $1,361 per ounce (US$1,198).

Cost of sales, including depreciation and depletion, was $27.3 million in the fourth quarter versus $25.1 million in the fourth quarter of 2014. This resulted from higher costs at Island Gold attributable to higher tonnage and high-cost development ore processed during the quarter. Depreciation at Island Gold was higher due to 49% more ounces sold and a 66% higher rate of depreciation per ounce.

Cash costs per ounce on a consolidated basis increased to $1,034 (US$774) in the fourth quarter, from $981 (US$864) in the same quarter of the prior year.

AISC per ounce for the Corporation was $1,666 per ounce (US$1,247) for the quarter, as compared to $1,420 (US$1,251) in the same quarter of 2014. Higher AISC for the quarter were related to higher sustaining costs at the Beaufor Mine and higher cash costs at the Monique and Beaufor mines.

Exploration and project evaluation costs were $4.0 million as compared to $2.5 million in the same quarter of 2014. These costs were higher primarily at Island Gold Mine ($2.8 million versus $0.4 million in Q4 2014), in line with the exploration programs announced earlier in 2015.

Administration costs for Q4 2015 of $3.7 million were higher than the $1.9 million in the comparable period of 2014, resulting from higher salaries and related benefits stemming from the increase in the number of administrative employees and a severance compensation for a board member recorded during the quarter.

Higher cost of sales, exploration and administration costs more than offset the impact of higher revenues resulting in a net loss of ($4.1) million, or ($0.07), per share during the quarter compared to net earnings of $1.0 million, or $0.02 per share, in Q4 2014.

Capital expenditure for Q4 2015 was $22.8 million, is significantly higher than Q4 2014 capital expenditure of $6.5 million as investments at Island Gold Mine were at the highest levels during the fourth quarter of the year due to timing of expenses on tailings dam, new bunk houses and offices. Furthermore, the two-week mill shutdown and three-week mine shutdown during the quarter was scheduled for completion of initiatives including the increase of screening capacities, replacement of the transformer and other electrical improvements.

QUARTERLY REVIEW 2014

(in thousands of $, unless otherwise stated)				Quarter	Year
	Q1	Q2	Q3	Q4	2014

PRINCIPAL FINANCIAL DATA
Revenues	29,468	38,951	34,215	29,562	132,196
Cost of sales[1]	28,649	30,246	27,900	25,103	111,898
Exploration and project evaluation	723	5	513	2,531	3,772
Administration	1,731	2,373	1,578	1,945	7,627
Loss (gain) on disposal of long term assets	(12)	13	250	388	639
Other revenues	(9)	(18)	(9)	(66)	(102)
Financial expenses[2]	27	28	28	28	111
Financial revenues[3]	(82)	(59)	(164)	(131)	(436)
Mining and income taxes (recovery)	344	1,687	(250)	(1,276)	505

Net earnings (loss)	(1,903)	4,676	4,369	1,040	8,182

Cash flows from operating activities	2,379	13,291	8,411	3,198	27,279
Investments in property, plant and equipment	5,920	4,851	7,829	4,452	23,052

KEY PER-SHARE DATA
Net earnings (loss) basic and diluted (CAN$)	(0.05)	0.10	0.09	0.02	0.18

Basic weighted average number of common
shares outstanding (thousands)	39,596	45,611	47,723	47,993	45,261

OUNCES OF GOLD SOLD
Island Gold Mine	10,259	11,536	11,231	9,052	42,078
Beaufor Mine	4,303	7,541	6,323	5,839	24,006
Monique Mine	4,250	5,622	6,843	6,775	23,490
W Zone Mine	1,600	3,091	238	-	4,929
Total	20,412	27,790	24,635	21,666	94,503

KEY PER-OUNCE OF GOLD DATA
Selling price (CAN$)	1,441	1,399	1,386	1,361	1,396
Exchange rate	1.1033	1.0905	1.0890	1.1356	1.1045[4]
Selling price (US$)	1,306	1,283	1,273	1,198	1,264
Cash cost (US$)
Island Gold Mine	849	776	829	1,151	889
Beaufor Mine	1,102	712	895	823	856
Monique Mine	1,262	1,036	692	516	824
W Zone Mine	1,764	485	546	-	899
Weighted average	1,060	779	804	864	866

Sustaining costs (US$)	215	185	182	387	238

AISC (US$)	1,275	964	986	1,251	1,104

Cash cost (CAN$)	1,169	849	876	981	956
Sustaining costs (CAN$)	237	202	198	439	263

AISC (CAN$)	1,406	1,051	1,074	1,420	1,219
1	Expenses related to operating costs, royalties, and depreciation and depletion related to cost of sales are included.
2	Interest expenses and accretion expense of asset retirement obligations are included.
3	Interest income and foreign exchange gains and losses are included.
4	2014 average exchange rate.

ANNUAL REVIEW 2013 TO 2015

(in thousands of $, except per share, per ounce and ounces sold data)
(Years ended December 31)	2015	2014	2013
PRINCIPAL FINANCIAL DATA
Revenues	143,733	132,196	90,213
Cost of sales	118,334	111,898	85,832
Exploration and project evaluation	7,435	3,772	7,875
Administration	9,809	7,627	7,514
Loss (gain) on disposal of long term assets	(102)	639	105
Changes in asset retirement obligations at closed sites	814	-	-
Impairment loss on W Zone Mine	-	-	13,472
Other expenses & (revenues)	(437)	(102)	(154)
Financial expenses	82	111	1,263
Financial revenues	(787)	(436)	(526)
Mining and income taxes	1,797	505	7,994
Net earnings (loss) from continuing operations	6,788	8,182	(33,162)
Net loss from discontinued operation (net of taxes)	-	-	(1,098)
Net earnings (loss)	6,788	8,182	(34,260)
Cash flows from operating activities	42,364	27,279	3,456
Investments in property, plant and equipment	52,098	23,052	41,888
Cash, cash equivalents and shares of
publicly-traded companies	61,028	35,273	17,551
Working capital	47,340	34,837	13,952
Shareholders’ equity	153,602	107,957	86,353
KEY PER-SHARE DATA (CAN$)
Net earnings (loss) from continuing operations
Basic and diluted	0.12	0.18	(0.84)
Net earnings (loss)
Basic and diluted	0.12	0.18	(0.87)
Basic weighted average number of common
shares outstanding (thousands)	56,936	45,261	39,594
Shares outstanding (thousands)	58,340	48,276	39,596
OUNCES OF GOLD SOLD
Island Gold Mine	52,363	42,078	35,113
Beaufor Mine	26,875	24,006	23,028
Monique Mine	17,657	23,490	2,976
W Zone Mine	-	4,929	2,326
Total	96,895	94,503	63,443
PER PER-OUNCE OF GOLD DATA
Selling price (CAN$)	1,480	1,396	1,419
Exchange rate (annual average)	1.2787	1.1045	1.0299
Selling price (US$)	1,157	1,264	1,378
Cash cost (US$)
Island Gold Mine	808	889	1,092
Beaufor Mine	778	856	1,051
Monique Mine	612	824	1,230
W Zone Mine	-	899	1,373
Weighted average	764	866	1,095
Sustaining costs (US$)	310	238	428
AISC (US$)	1,074	1,104	1,523
NUMBER OF EMPLOYEES (at December 31)	435	373	442

CASH POSITION

As at December 31, 2015, Richmont had a cash balance of $61.0 million, a $25.7 million, or 73%, increase from the $35.3 million balance at December 31, 2014. The increased cash balance is due to the strong cash flow from operations of $42.4 million, after non-cash working capital adjustments, and net proceeds of $36.1 million from bought deal financing completed in the first quarter, offset by investments of $52.1 million in property, plant and equipment, largely spent on the ongoing development of the Island Gold Mine.

The Corporation’s cash balance of $35.3 million at December 31, 2014 was an increase from the $17.6 million balance at December 31, 2013, resulting from investments of $23.1 million in property, plant and equipment during the year, which were more than offset by $27.3 million of cash generated from operations and the $10.7 million of net proceeds from a bought deal financing completed in April 2014.

Working capital of $47.3 million as of December 31, 2015 was an increase of $12.5 million as compared to December 31, 2014. The increase is largely attributable to an increase of $25.7 million in cash and an increase of $2.0 million in receivables, partially offset by a decrease of $2.5 million in inventories, a decrease of $3.3 million exploration tax credits receivable, and an increase of $9.4 million in current liabilities.

As at December 31, 2014, Richmont had working capital of $34.8 million as compared with $14.0 million at December 31, 2013. The $20.8 million increase is largely attributable to a $17.7 million increase in the Corporation’s cash balance, a $4.7 million increase in inventories, a $2.0 million increase in income and mining taxes payable, and a $1.0 million increase in the current portion of long term debt related to the Island Gold Mine royalty payments, which are payable to a third party in January 2015.

CAPITAL RESOURCES

On February 11, 2015, the Corporation issued a total of 9.625 million common shares on a bought-deal basis through a syndicate of underwriters, at a price of $4.00 per share. This included the entire over-allotment option of 1.125 million common shares, and generated aggregate gross proceeds of $38.5 million. A share issue cost of $2.4 million was incurred relating to the issuance of common shares.

In 2015, the Corporation issued 438,740 common shares (630,120 in 2014 and 30,000 in 2013) following the exercise of stock options and received cash proceeds in the amount of $0.7 million ($1.1 in 2014 and $0.1 in 2013).

On April 23, 2014, the Corporation issued a total of 8.05 million common shares on a bought-deal basis through a syndicate of underwriters, at a price of $1.45 per share. This included the entire over-allotment option of 1.05 million shares, and generated aggregate gross proceeds of $11.7 million. An expense of $0.9 million was incurred relating to the issuance of common shares.

During the year ended December 31, 2013, the Corporation established a Senior Secured Credit Facility for up to US$50.0 million. By mutual agreement between the Corporation and the lender, the Facility was terminated on December 20, 2013. According to the terms of the Senior Secured Credit Facility, 812,500 warrants were issued to the lender, each warrant allowing for the acquisition of one common share at a price of $2.45 prior to August 2016. These warrants vested immediately and an amount of $0.4 million was registered in shareholder’s equity in contributed surplus and the counterpart as financing costs.

The Corporation had 58.3 million shares outstanding as of December 31, 2015.

Richmont Mines’ main investment allocations in 2016 will be at its Island Gold project, and the Corporation expects to fund these investments with existing cash and with cash flows from operations.

COMMITMENTS

The Corporation is subject to pay the following royalties:

  Beaufor Mine and the W Zone Mine: $30 per ounce produced on 50% of the production from Beaufor property,

  $30 per ounce produced from Perron property and a 25% net profit interest royalty per ounce produced from Pascalis property;

  Island Gold Mine: a 3% net smelter return royalty per ounce produced from the Lochalsh claims, a 2% net smelter return royalty in addition to a 15% net profit interest royalty per ounce produced from the Goudreau claims and a 4.38% net smelter return royalty and a 10.38% net profit interest royalty per ounce produced from Goudreau Lake property;

  Monique Mine: a 0.38% smelter return royalty per ounce produced.

Royalty payments could be payable on other properties if such other properties are brought into commercial production.

On August 5, 2014, the Corporation announced that it had signed a definitive agreement to acquire the outstanding 31% ownership of four patented claims on the Island Gold Mine property, thereby increasing its ownership of these claims to 100% from 69% previously. The 31% ownership held by the third party was acquired by the Corporation in return for a 3% net smelter return royalty (NSR) that is payable on 100% of mineral production from the four claims. As part of this agreement, the Corporation made an advance royalty payment of $1.0 million at the closing of the transaction, made a payment of $1.0 million on January 3, 2015 and made an additional payment of $1.0 million on January 3, 2016. In the event that there is production from these claims, advance royalty payments will continue, and will decrease to $0.3 million as of January 3, 2017, and will be paid annually until such time as a total of $5.1 million has been paid in royalties (including advance royalties) to the third party, after which advance royalty payments will cease. All advance royal payments will be credited against any future NSR payments.

The Corporation is committed, under two operating leases expiring in December 2017 and May 2020, to pay a total sum of $0.9 million for office space. Minimum rental payments amount to $0.3 million for 2016 and 2017 and $0.1 million for 2018 to 2020. One operating lease is subject to sublease expiring in December 2017, for an annual amount of $0.1 million.

The Corporation entered into six financial lease agreements for mobile equipment during the year ended December 31, 2015 (five financial lease agreements in 2014). These financial lease agreements have a carrying value of $6.1 million. At the end of these contracts, the Corporation benefits from an option of a lower purchase price.

In March 2012, the Corporation signed agreements with several employees considered as key personnel. These agreements incorporate a retention payment (“Retention Awards”) provided certain conditions are met by the employee, most notably that the employee continues his or her employment with the Corporation until March 2017. These retention payments would be payable in 2017 in either of the Corporation’s common shares or cash, at the discretion of the employee, with the number of common shares to be determined by the current value of the common shares at the time of payment. As at December 31, 2015, the total amount that could be paid as Retention Awards under these agreements is $1.8 million. ($2.0 million as at December 31, 2014).

In light of a modification to the Quebec Mining Law, the financial guarantee for each of the Corporation’s Quebec mining sites must now cover 100% of the anticipated restoration work costs for each mining site. Consequently, the Corporation increased the letters of credit issued as financial guarantee by $1.0 million in 2014 and by $1.8 million in 2015 and must increase the financial guarantees by $1.2 million in 2016.

CONTRACTUAL OBLIGATIONS

(in million of $)		Payments due by period
Contractual obligations	2016	2017	2018	2019 and after	Total
Royalty payment payable	$1.0	-	-	-	$1.0
Finance lease obligations	$2.1	$2.5	$0.9	$0.6	$6.1
Contract payment holdbacks	-	$1.5	-	-	$1.5
Long-term share-based compensation	-	$1.2	-	-	$1.2
Closure allowance	-	-	$0.5	-	$0.5
Asset retirement obligations	$0.3	$1.0	$0.3	$8.3	$9.9

Operating leases	$0.3	$0.3	$0.1	$0.2	$0.9
Total	$3.7	$6.5	$1.8	$9.1	$21.1

In mid-October 2013, the Corporation announced that it had signed a land and mining rights agreement with Argonaut Gold Inc. (“Argonaut”), owner of the Magino Gold Project that is adjacent to the Corporation’s Island Gold Mine. This Agreement was slightly modified in June 2014. Under the revised terms, Argonaut will receive one claim in its entirety and surface and mining rights down to a depth of 400 metres on six claims. It will also receive surface rights on two claims down to a depth of 100 metres. The Corporation will receive two additional claims for a total of three and mining rights below a depth of 400 metres on three claims. As previously reported, under the terms of the Agreement, the Corporation will receive a net payment of $2.0 million in cash from Argonaut upon completion of the land transactions, which are now expected to take place in 2016.

CONTINGENCIES

The Corporation is involved in the following legal proceedings against the Corporation:

a)	The Corporation filed a lawsuit against a supplier (the “supplier”) for non-compliance of a supply agreement, which has resulted in additional costs for the Corporation. The supplier disputed the amount claimed by the Corporation, and counter-sued the Corporation for an amount higher than the Corporation’s original claim amount, on the basis that the supplier had to absorb substantial costs following the breach of contract;

b)	The second dispute is related to an invoice that the Corporation is contesting as the amount invoiced included costs stemming from work that the Corporation had not previously authorized. This work was not specified in the contract, and did not meet the parameters of the signed contract that stated that any additional work required prior approval. The parties have chosen to transfer the case to arbitrators as stipulated in the contract. The Corporation has made a counter-claim for reimbursement of the amount spent on remedial work.

Management is of the opinion that the basis of these litigations is unfounded and, consequently, no provision has been accounted for in the financial statements in this respect.

Furthermore, in 2013, the Corporation began legal procedures against its former Monique Mine mining contractor for work that had been poorly executed or not executed at all. In November 2014, the Corporation received a defense and counterclaim from this former contractor for an amount of $15.5 million. Management is of the opinion that the basis of this counterclaim is unfounded and, consequently, no provision has been accounted for in the financial statements in this respect. As at December 31, 2015, a contract holdback amount of $1.0 million remains unpaid by the Corporation related to this work.

RELATED PARTY TRANSACTIONS

There were no related party transactions during the years 2015 and 2014. In 2013, the Corporation received professional services for a total consideration of $0.1 million from a law firm in which the Corporation’s former Corporate Secretary was a partner.

OFF-BALANCE-SHEET TRANSACTIONS

In 2015, 2014 and 2013, the Corporation was not involved in any off-balance-sheet transactions.

2016 GUIDANCE AND OUTLOOK

Gold market, exchange rates and 2016 Outlook:

Gold price has been very volatile during 2015 due to uncertainty in global growth and the timing of a US Federal Bank rate increase, creating more uncertainty among both, investors and gold producers. The gold price has fallen for the third consecutive year – down about 8% in 2015 alone. Following graph shows the gold price trend for last five years. Touching an average of US$1,572 per ounce in 2011, the precious metal prices have declined consistently since then.

Historical five years gold prices

Inflation and the U.S. dollar are two major forces behind gold’s prices. In 2015, they didn’t work in gold’s favor. The collapse of the price of oil has kept inflation in check, which worked against gold because of its role as a hedge against rising prices. The U.S. dollar was strong throughout the year, as the effects of an improving US economy impacted its currency — another blow for gold, which performs contrary to the greenback, as gold, which is priced in US dollars, becomes more expensive in other currencies. On December 16, 2015, the US Federal Reserve lifted the interest rates for the first time in nine years. Given current economic conditions, the Fed took a dovish approach by indicating a gradual increase in future rates. This had minimal impact on gold prices. With the uncertainty removed, the gold market is expected to return to focus on fundamentals in the industry characterized by declining supply and still robust physical demand.

The volatility in gold prices in 2015 makes it difficult to forecast 2016 prices with any kind of certainty. Analyst’s views have been divergent, with some forecasting the price to go below the psychological US$1,000 level, while others predicting prices to be around US$1,200 next year. The Management of Richmont believes it would be wiser to ignore all forecasts and focus on what we can control, like ensuring a sound business plan, keeping our balance sheet strong, monitoring costs, and building value for our shareholders.

A weak Canadian currency helped most Canadian mining operations to report lower US dollar costs. Using the weakened Canadian dollar to its benefit, Richmont has worked to maximize mining of development ore and capital investment at Island Gold Mine in 2015 and plans to continue to do this in 2016. This should allow the mine to maintain continuity in stoped ore to enable a stable lower cost per tonne in the future, thereby positioning itself for profitable growth from 2017.

With the completion a PEA at Richmont’s cornerstone Island Gold Mine, together with encouraging preliminary exploration results, the focus in 2016 shall remain on increasing the reserve and resource base laterally and at depth, and at the same time increasing mining and milling capacities. The Corporation will also continue to pursue its efforts to extend the mine life of Beaufor beyond its current life of less than two years.

2016 PRODUCTION AND CAPEX GUIDANCE1

Gold Production (Ounces)		Sustaining Capital Expenditures (in millions of $)
2016 – Forecasted	87,000 - 97,000	Fixed assets/equipment	$15.2
		Delineation drilling	$2.8
Cost / Ounce sold		Mine development	$4.4
		Sustaining exploration	$1.7
Cash Cost	$930 - $1,000	Total sustaining Capex	$24.1
Sustaining Capex	$250 - $280
Corporate G&A	$95 - $110	Project & Exploration Costs(in millions of $)
AISC[2]	$1,275 - $1,390
		Exploration – Quebec total	$1.1
		Exploration – Island Gold	$7.3[3]
		Fixed assets/equipment – accelerated development	$9.8
Cash cost (US$)	$680 - $730	Acc. mine development – Island Gold	$31.0
AISC[2] (US$)	$935 - $1,015	Acc. delineation drilling – Island Gold	$2.6
		Total project & exploration costs	$51.8
[1]	In Canadian dollars, unless otherwise noted. Assuming an exchange rate of CAN$1.00 = US$0.7333 (US$1.00 = CAN$1.364).
[2]	All in sustaining costs, a non-GAAP measure. For further information, please refer to section “Non-GAAP financial performance measures” on page 25 of this MD&A.
[3]	Includes cost of the exploration drift, and some exploration drilling.

Production

  Annual production at Island Gold is expected to increase over 2015 driven by increased underground productivity that is expected to average approximately 800 tonnes per day in 2016. Increased gold production from Island Gold is expected to fully offset the production decrease related to the closure of Monique mine in 2015.

  Increased production and enhanced operational efficiencies are expected to drive a decrease in cash costs and AISC over the prior year.

  Island Gold will continue to target a mining ratio of approximately 60% of tonnes from stoping ore and 40% from development ore, as was done in 2015. As a result, unit mining costs will remain at elevated levels during the year, but are expected to decline significantly beginning 2017, as the stoping versus development ore ratio is expected to substantially decrease.

  Annual production at Beaufor Mine is expected to be consistent with prior year production with cash costs and AISC expected to be in-line with the prior year.

Capital

  Project capital in 2016 will continue to focus on unlocking the potential of the Island Gold Mine and is primarily allocated to accelerated mine development as well as related infrastructure upgrades and equipment purchases as described in the PEA.

  Approximately 2,500 metres of ore development and 5,300 metres of waste development is expected to be completed during the year. It is expected that by the end of 2016 the main ramp will reach a vertical depth of 860 metres and the east ramp will reach a vertical depth of 655 metres. Given the significant near-mine exploration potential identified directly to the east of the main deposit area considered in the PEA, the Corporation will review the optimal location of the dual ramp system as described in the PEA, in order to accommodate any additional resources located outside the scope of the PEA.

  The capital program for 2016 includes discretionary capital investment of approximately $10 million (US$7.3 million), with allocation of these funds contingent upon the prevailing gold price sustainably exceeding $1,500 per ounce (US$1,100 per ounce).

  Delineation drilling in 2016 will target the conversion of the remaining resources located within the scope of the PEA deposit area.

  Sustaining capital investment requirements for Quebec divisions are expected to be in-line with 2015 and include approximately 625 metres of ramp development and 100 metres of vertical development at Beaufor Mine.

  During the year, the 24,500 metre drilling program will focus drilling on the Q Zone extension and in the upper mine that will target new resources and potential mine life extension at the Beaufor Mine.

Exploration

  During 2016, the Corporation will complete the drilling programs at Island Gold that were announced in September 2015. All drilling efforts related to this program are expected to be completed at the end of April 2016, at which time the Corporation will review all drilling results and, based on that review, will subsequently provide an update on any additional drilling programs that may be planned for the second half of 2016.

FINANCIAL INSTRUMENTS

In order to minimize the risks associated with fluctuations in the price of gold and exchange rates, Richmont Mines may, from time to time, use derivative financial instruments and short-term gold hedging contracts. As at December 31, 2015, 2014 and 2013, Richmont Mines had no gold hedging contracts and no currency exchange contracts. In these years, no gain or loss related to derivative financial instruments or to short-term gold hedging contracts was recorded in the financial statements.

The Corporation has classified its cash and receivables (except taxes receivable) as loans and receivables, and its payables, accruals and provisions (except salaries and related benefits payable), royalty payments payable, finance lease obligations, contract payment holdbacks and the closure allowance as financial liabilities. All financial instruments are measured at fair value with the exception of loans and receivables, held-to-maturity investments and financial liabilities, which are measured at amortized cost.

Cash, receivables and payables, accruals and provisions, are recorded at book value and represent their approximate fair value, as these items will be realized or settled in the short term. The fair value of royalty payments payable, finance lease obligations, contract payment holdbacks and closure allowance was determined by calculating the discounted cash flows using market interest rates for financial instruments with similar characteristics. The fair value of the royalty payments payable, the finance lease obligations, the contract payment holdbacks and the closure allowance approximate the book value.

CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS

The preparation of financial statements requires the use of estimates and the formulation of assumptions that have a significant impact on revenue and expenses as well as on the amounts of assets and liabilities. The following factors represent the estimates that management considers the most significant, and for which the actual amounts may differ considerably thereby affecting operating results.

Mineral reserves

The main parameters used to determine the mineral reserves of Island Gold Mine, Beaufor Mine and Monique Mine (2014 and 2013) are the following:

	2015	2014	2013
Gold (US$/ounce)	1,080	1,200	1,225
Exchange rate (US$/CAN$)	1.204	1.083	1.060
Gold (CAN$/ounce)	1,300	1,300	1,300

Basis of depletion of mining sites in production

Property, plant and equipment of mining sites in production are depleted according to the units-of-production method to write down the cost to residual value. Management estimates the residual value of property, plant and equipment based on the estimated fair value as of the financial position date. For these assets, the depletion rate is calculated based on the number of ounces of gold sold in proportion to the number of ounces in proven and probable reserves and a portion of measured and indicated resources.

The Corporation estimates its reserves and resources using information compiled by qualified persons who work for the Corporation. This information relates to geological data on the size, depth and shape of the deposit and requires geological assessments to interpret the data. The assessment of proven and probable reserves and measured and indicated resources is based on factors such as the estimated exchange rate, price of metals, capital investments required and production costs stemming from geological assumptions based on the size and grade of the deposit. Changes in proven and probable reserves and measured and indicated resources could have an impact on the net carrying amount of property, plant and equipment, asset retirement obligations, recognition of deferred tax assets and amortization, depreciation and depletion expenses.

Asset retirement obligations

The Corporation assesses its asset retirement obligations annually. Determining these obligations requires significant estimates and assumptions due to the numerous factors that affect the amount ultimately payable. Such factors include estimates of the scope and cost of restoration activities, legislative amendments, known environmental impacts, the effectiveness of reparation and restoration measures and changes in the discount rate. This uncertainty may lead to differences between the actual expense and the allowance. At the date of the statement of financial situation, asset retirement obligations represent management’s best estimate of the charge that will result when the actual obligation is terminated.

Impairment test of property, plant and equipment

Determining if there are any facts and circumstances indicating impairment losses or reversal of impairment losses is a subjective process involving judgment and a number of estimates and interpretations in many cases. When an indication of an impairment loss or a reversal of an impairment loss exists, the recoverable amount of the individual asset must be estimated. If it is not possible to estimate the recoverable amount of the individual asset, the recoverable amount of the cash-generating unit to which the asset belongs must be determined.

In 2015, no impairment test were required, because there was no indication that an impairment loss could exist. In 2014, the assumption used in the asset valuation process was a price of CAN$1,300 per ounce of gold in 2015, CAN$1,370 per ounce of gold in 2016 and CAN$1,374 per ounce of gold in 2017 and after. These prices were used in order to estimate future revenues and are based on an average of recent prices.

In the process of measuring expected future cash flows, management makes assumptions about future operating results, such as future metal production (proven and probable reserves and a portion of measured and indicated resources), estimated future metal prices, operating costs, capital and site restoration expenses and estimated future foreign exchange rates. These assumptions relate to future events and circumstances. Actual results may differ from estimated results.

Income taxes and deferred mining taxes

The Corporation is subject to taxes from different tax jurisdictions. Management continually evaluates the likelihood that its deferred tax assets could be realized. This requires management to assess whether it is probable that sufficient taxable income will exist in the future to utilize these losses within the carry-forward period. The Corporation also maintains allowances for uncertain tax positions that, in its opinion, appropriately reflect the risks related to the tax positions subject to discussions, audits, differences of opinion and appeals with the tax authorities or that are otherwise uncertain. These allowances are determined using best estimates of the amount payable based on a qualitative assessment of all relevant information. These allowances are reassessed at the end of each financial reporting period to determine if the amount is sufficient. However, audits by the tax authorities could subsequently result in an additional liability. Upon the definite resolution of a tax issue resulting in a tax amount that differs from the initially recognized tax expense, the difference is recognized in the tax expense of the period of definitive settlement.

Share-based remuneration expense

The estimation of share-based payment costs requires the selection of an appropriate valuation model and consideration as to the inputs necessary for the valuation model chosen. The Corporation has made estimates as to the volatility of its own shares, the probable life of options and the time of exercise of those options. The model used by the Corporation is the Black-Scholes model. The Corporation similarly evaluated the expected extinguishments for each remuneration program within the parameters of each individual program.

Dismantling costs and severance costs

The Corporation estimates dismantling costs and severance costs by making assumptions such as retention of employees and timing of dismantling. The uncertainty of these estimations may lead to differences between the actual expenses and the estimated costs.

Recoverability of credits relating to resources and credits on duties refundable for losses

Uncertainties related to the review by government authorities of the Corporation’s current and prior years’ claims for the refundable tax credit relating to resources and the credit on duties refundable for losses, based on qualifying exploration expenditures under the Taxation Act (Quebec) and the Mining Tax Act (Quebec), require management to assess whether these claims will be settled in full or in part. Uncertainties exist with respect to the interpretation of tax legislation and regulations by government authorities, the amount of expenditures that may be disallowed by such authorities as a result of their interpretation of tax legislation and regulations and the timing of recovery of the credits.

Start of advanced exploration phase

The Corporation evaluates the potential of each project to determine when the project should progress from the exploration phase to the advanced exploration phase. Once management has determined that a project has demonstrated a potential for development, and an economic analysis supports its commercial viability and its economic benefit, the project moves into the advanced exploration phase once approval has been given by the Board of Directors. Expenditures related to the project are capitalized as of this time.

Start of commercial production

Management assesses the stage of completion of each advanced exploration project to determine when it begins commercial production. The Corporation considers a number of criteria to determine when a mine enters into commercial production, thereby resulting in reclassification from “Advanced exploration project” to “Mining site in production”. The following criteria are used:

  Production capacity achieved

  Recovered grade

  Stage of completion of development work

Provisions and contingent liabilities

Judgments are made as to whether a past event has led to a liability that should be recognized in the consolidated financial statements or disclosed as a contingent liability. Quantifying any such liability often involves judgments and estimations. These judgments are based on a number of factors including the nature of the claims or dispute, the legal process and potential amount payable, legal advice received, past experience and the probability of a loss being realized. Several of these factors are sources of estimation uncertainty.

FUTURE ACCOUNTING PRONOUNCEMENTS

At the date of authorization of these consolidated financial statements, new standards, amendments and interpretations to existing standards have been published by the International Accounting Standards Board (“IASB”) but are not yet effective, and have not been adopted early by the Corporation.

Management anticipates that all of the pronouncements not yet effective will be adopted in the Corporation’s accounting policies for the first period beginning after the effective date of the pronouncement. Information on new standards, amendments and interpretations that are expected to be relevant to the Corporation’s financial statements is provided below. Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Corporation’s consolidated financial statements.

IFRS 9 – Financial instruments (IFRS 9)

In July 2014, the IASB published IFRS 9 which replaces IAS 39 Financial Instruments: Recognition and Measurement (IAS 39). IFRS 9 introduces improvements which include a logical model for classification and measurement of financial assets, a single, forward-looking “expected loss” impairment model and a substantially-reformed approach to hedge accounting. IFRS 9 is effective for annual reporting periods beginning on or after January 1, 2018. Earlier application is permitted. The Corporation has yet to assess the impact of this new standard on its consolidated financial statements.

IFRS 15 – Revenues from contracts with Customers (IFRS 15)

In May 2014, the IASB published IFRS 15 which replaces IAS 18 Revenue, IAS 11 Construction Contracts and some revenue-related interpretations. IFRS 15 establishes a new control-based revenue recognition model, changes the basis for deciding when revenue is recognized at a point in time or over time, provides new and more detailed guidance on specific topics and expands and improves disclosures about revenue. IFRS 15 is effective for annual reporting periods beginning on or after January 1, 2018. Earlier application is permitted. The Corporation has yet to assess the impact of this new standard on its consolidated financial statements.

IFRS 16 – Leases (IFRS 16)

In January 2016, the IASB published IFRS 16 which replaces IAS 17 Leases. IFRS 16 eliminates the classification as an operating lease and requires lessees to recognize a right-of-use asset and a lease liability in the statement of financial position for all lease with exemptions permitted for short-term leases and leases of low value assets. In addition, IFRS 16: changes the definition of a lease; sets requirements on how to account for the asset and liability, including complexities such as non-lease elements, variable lease payments and options periods; changes the accounting for sale and leaseback arrangements; largely retains IAS 17’s approach to lessor accounting and introduces new disclosure requirements. IFRS 16 is effective for annual reporting periods beginning on or after January 1, 2019 with early application permitted in certain circumstances. The Company has yet to assess the impact of this new standard on its consolidated financial statements.

GENERAL ANNUAL INFORMATION

Human Resources

Richmont Mines offers its employees a compensation package including attractive benefits and a stock-option plan for management. The Corporation employed a total of 435 workers and 393 contractors at December 31, 2015, versus 373 workers and 212 contractors at December 31, 2014. At December 31, 2013, the Corporation employed 442 workers and 125 contractors.

Work health and safety is a priority for Richmont Mines. There is a very active Technical and Corporate Responsibility committee at all of our operations, and Richmont Mines has a good record of health and safety in the workplace. The year over year decline in the combined incident frequency rate (4.7 in 2015 compared to 7.3 in 2014 and 8.8 in 2013) is indicative of the Management’s emphasis on promoting a positive health and safety culture across the organization.

Further, the Island Gold Mine attained five years without a lost-time accident, and the Beaufor Mine and the Camflo Mill reached two years without a lost-time accident.

Environment

Respect for the environment is one of Richmont’s main focuses. Consequently, our management and employees make every effort to respect increasingly strict environmental regulations. The Corporation provides for the adequate closure of its operating sites once reserves are depleted. At the end of 2015, Richmont Mines had guaranteed the restoration of its mining sites through letters of credit, in the amount of $5.4 million, $0.1 million in restricted deposits with the Quebec government and $0.7 million in restricted deposits with the Ontario government. Tailings sites are one of the most critical environmental concerns for gold producers. However, Richmont Mines’ tailings sites are not acid-generating, which greatly simplifies future site-restoration projects and reduces their cost.

Disclosure controls and internal controls over financial reporting

Management, including the President and Chief Executive Officer and the Vice-President, Finance, have designed disclosure controls and procedures, or have caused them to be designed under their supervision, to provide reasonable assurance that material information relating to the Corporation has been made known to them and has been properly disclosed in the annual regulatory filings.

An evaluation was carried out, under management supervision, of the effectiveness of the Corporation’s disclosure controls and procedures, as at December 31, 2015, as defined in Exchange Act Rules 13a-15(e) and 15d-15(e). Based on this evaluation, management has concluded that the design and operation of these disclosure controls and procedures were effective.

Management, including the President and Chief Executive Officer and the Vice-President, Finance, have also designed internal controls over financial reporting, or have caused them to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards. An evaluation was carried out, under management supervision, of the effectiveness of our internal control over financial reporting, as at December 31, 2015, using the framework and criteria established in “2013 Internal Control – Integrated Framework”, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has concluded that internal control over financial reporting was effective as at December 31, 2015.

RISK FACTORS

The Corporation is subject to various business, financial and operational risks that could materially adversely affect the Corporation’s future business, operations and financial condition. The following risk factors should be carefully considered when evaluating an investment in the Corporation’s common shares:

Risks Associated with the Mining Industry

The exploration of mineral properties is highly speculative, involves substantial expenditures and is frequently unsuccessful.

The Corporation's profitability is significantly affected by the costs and results of its exploration and development programs. As mines have limited lives based on proven and probable mineral reserves, the Corporation actively seeks to replace and expand its mineral reserves, primarily through exploration and development as well as through strategic acquisitions. Exploration for minerals is highly speculative in nature, involves many risks and is frequently unsuccessful. Among the many uncertainties inherent in any gold exploration and development program are the location of economic ore bodies, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities. Substantial expenditures are required to pursue such exploration and development activities. Assuming discovery of an economic ore body, depending on the type of mining operation involved, several years may elapse from the initial phases of drilling until commercial operations are commenced and during such time the economic feasibility of production may change. Accordingly, the Corporation's current or future exploration and development programs may not result in any new economically viable mining operations or yield new mineral reserves to replace and expand current mineral reserves.

The Corporation's financial performance and results may fluctuate widely due to volatile and unpredictable commodity prices and changes in the exchange rate between the U.S. and Canadian Dollars.

The Corporation's earnings are directly related to commodity prices as revenues are derived principally from the sale of gold. Gold prices fluctuate widely and are affected by numerous factors beyond the Corporation's control, including central bank purchases and sales, producer hedging and de-hedging activities, expectations of inflation, the relative exchange rate of the U.S. dollar with other major currencies, global and regional demand, political and economic conditions, production costs in major gold-producing regions and worldwide production levels. The aggregate effect of these factors is impossible to predict with accuracy. In addition, the price of gold has on occasion been subject to very rapid short-term changes because of speculative activities. Fluctuations in gold prices may materially adversely affect the Corporation's financial performance or results of operations. If the market price of gold falls below the Corporation's total cash costs per ounce of production at one or more of its projects at that time and remains so for any sustained period, the Corporation may experience losses and/or may curtail or suspend some or all of its exploration, development and mining activities at such projects or at other projects. Also, the Corporation's evaluations of the proven and probable reserves at its current mines were based on a market price of gold of $1,300 per ounce. If the market price of gold falls below this level, the mines may be rendered uneconomic and production may be suspended. The Corporation's policy and practice is not to sell forward its future gold production; however, under the Corporation's price risk management policy, approved by the Corporation's board of directors (the "Board"), the Corporation may review this practice on a project by project basis. The Corporation may occasionally use derivative instruments to mitigate the effects of fluctuating by-product metal prices; however, these measures may not be successful.

The volatility of gold prices is illustrated in the following table which sets out, for the periods indicated, the high, low and average afternoon fixing prices for gold on the London Bullion Market (the "London P.M. Fix").

(US$ per ounce)	2015	2014	2013	2012	2011
High price	1,296	1,385	1,694	1,792	1,895
Low price	1,049	1,142	1,192	1,540	1,319
Average price	1,160	1,266	1,411	1,669	1,572

On February 18, 2016, the London P.M. Fix was US$1,210 per ounce of gold.

The Corporation has no gold hedging contracts and no U.S. dollar exchange contracts. However, the Corporation may engage in hedging activities in the future. Hedging activities are intended to protect a corporation from the fluctuations of the price of gold and to minimize the effect of declines in gold prices on results of operations for a period of time. Hedging activities may protect a corporation against low gold prices, however, they may also limit the price that can be realized on gold that is subject to forward sales and call options where the market price of gold exceeds the gold price in a forward sale or call option contract. The Corporation continually evaluates the potential short- and long-term benefits of engaging in such derivative strategies based upon current market conditions. However, the use of by-product metal derivative strategies may not benefit the Corporation in the future. There is a possibility that the Corporation could lock in forward deliveries at prices lower than the market price at the time of delivery. In addition, the Corporation could fail to produce enough precious metals to offset its forward delivery obligations, causing the Corporation to purchase the metal in the spot market at higher prices to fulfill its delivery obligations or, for cash settled contracts, make cash payments to counterparties in excess of precious metals revenue. If the Corporation is locked into a lower than market price forward contract or has to buy additional quantities at higher prices, its net income could be adversely affected.

The Corporation's operating results and cash flows are significantly affected by changes in the U.S. dollar/Canadian dollar exchange rate. All of the Corporation's precious metals revenues are earned in U.S. dollars but the majority of its operating costs at its mines, are in Canadian dollars. The U.S. dollar/Canadian dollar exchange rate has fluctuated significantly over the last several years. From January 1, 2010 to January 1, 2016, the Noon Buying Rate fluctuated from a high of CAN$1.3990 per US$1.00 to a low of CAN$0.9449 per US$1.00. On February 18, 2016, the U.S. dollar/Canadian exchange rate was CAN$1.3721 per US$1.00. Historical fluctuations in the U.S. dollar/Canadian dollar exchange rate are not necessarily indicative of future exchange rate fluctuations.

Also, the Corporation may in the future, if it considers it advisable, enter into hedging arrangements with a view to reducing some risks associated with foreign exchange exposure. However, such hedging strategies may not prove to be successful and foreign exchange fluctuations may materially adversely affect the Corporation's financial performance and results of operations.

The exploration and development of new mineral deposits is subject to numerous risks and uncertainties which may adversely affect the Corporation’s ability to expand or replace its existing production.

The exploration process generally begins with the identification and appraisal of mineral prospects. Exploration and development projects have no operating history upon which to base estimates of future operating costs and capital requirements. Mining projects frequently require a number of years and significant expenditures during the mine development phase before production is possible. Development projects are subject to the completion of successful feasibility studies and environmental assessments, issuance of necessary governmental permits, acquiring title to prospects and the receipt of adequate financing. The economic feasibility of development projects is based on many factors such as:

  estimation of reserves;

  anticipated metallurgical recoveries;

  environmental considerations and permitting;

  estimates of future gold prices; and

  anticipated capital and operating costs of such projects.

Exploration and development of mineral deposits thus involve significant financial risks which a combination of careful evaluation, experience and knowledge may not eliminate. The discovery of an ore body may result in substantial rewards, however, few properties which are explored are ultimately developed into producing mines. A mine must generate sufficient revenues to offset operating and development costs such as the costs required to establish reserves by drilling, to develop metallurgical processes, to construct facilities and to extract and process metals from the ore. Once in production, it is impossible to determine whether current exploration and development programs at any given mine will result in the establishment of new reserves.

The estimates of mineral reserves and forecasts of the production are subject to numerous uncertainties, and the production and recovery of the reserve estimates appearing in the Annual Report may not be realized.

The ore reserves presented in the Annual Report are in large part estimates, and production of the anticipated tonnages and grades may not be achieved or the indicated level of recovery may not be realized. There are numerous uncertainties inherent in estimating proven and probable reserves including many factors beyond the Corporation’s control. The estimation of reserves is a complex and subjective process and the accuracy of any such estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. Reserve estimates may require revision based on various factors such as actual production experience, exploration results, market price fluctuations of gold, results of drilling, metallurgical testing, production costs or recovery rates. These factors may render the proven and probable reserves unprofitable to develop at a particular property or for a specific mine. Any material reduction in estimates of the Corporation’s reserves or its ability to extract these reserves could have a material adverse effect on its future cash flows, results of operations and financial condition.

Also, the grade of ore mined may differ from that indicated by drilling results, and this variation may have an adverse impact on production results. In addition, the reliability of estimates of future production might also be affected by factors such as weather, strikes and environmental occurrences.

The Corporation’s annual production estimates are developed based on, among other things, mining experience, reserve estimates, assumptions regarding ground conditions and physical characteristics of ores (such as hardness and presence or absence of certain metallurgical characteristics) and estimated rates and costs of production. Actual production may vary from estimates for a variety of reasons, including risks and hazards of the types discussed above.

Newly opened mines, mine construction projects and expansion projects are subject to risks associated with new mine development, which may result in delays in the start-up of mining operations, delays in existing operations and unanticipated costs.

The Corporation's ability to replace its existing mineral reserves as they are produced and depleted will be dependent upon locating new or expanding production from existing economic mineral reserves and developing new mines or extending and expanding existing mining operations. The Corporation’s ability to achieve full production rates at its new and expanded mines on schedule is subject to a number of risks and uncertainties. New mines may require the construction of significant new underground mining operations and may present problems in acquiring and achieving access to mine locations. The construction of underground mining facilities is subject to a number of risks, including unforeseen geological formations, implementation of new mining processes, delays in obtaining required title to mining deposits and access to locations, construction, environmental or operating permits and engineering and mine design adjustments and construction delays. These occurrences may result in delays in the planned start up dates and in additional costs being incurred by the Corporation beyond those budgeted. Moreover, the construction activities at possible mine extensions may take place concurrently with normal mining operations at, which may result in conflicts with, or possible delays to, existing mining operations.

If the Corporation experiences mining accidents or other adverse conditions, the Corporation's mining operations may yield less gold than indicated by its estimated gold production and to the extent not adequately covered by insurance may result in possible adverse financial consequences to the Corporation.

The Corporation's gold production may fall below estimated levels as a result of mining accidents such as cave-ins, rock falls, rock bursts, slope and pit wall failures, dams, fires or flooding or as a result of other operational problems such as a failure of mining, production and milling equipment. In addition, production may be reduced or curtailed if, during the course of mining, unfavourable, unusual or unexpected geological or geotechnical formations or seismic activity are encountered, ore grades are lower than expected, the physical or metallurgical characteristics of the ore are less amenable than expected to mining or treatment, data on which engineering assumptions are made prove faulty or dilution increases. The Corporation may also encounter shortages or interruptions of economical electricity and adequate water supplies at its mines and production facilities which may adversely affect operations. Finally, inclement weather conditions, floods and the occurrence of other adverse natural phenomena at its mine and production sites may curtail, interrupt or delay mining and production operations and the ability of the Corporation to transport and market its production. Occurrences of this nature and other accidents, adverse conditions or operational problems in future years may result in the Corporation's failure to achieve current or future production estimates and may make profitable mineral deposits unprofitable for continued production. In addition, the occurrence of industrial accidents may result in personal injury or death and damage to property which may result in possible legal liability to the Corporation and if not adequately covered by insurance possible adverse financial consequences to the Corporation. The occurrence of any of these factors could materially and adversely affect a project and as a result materially and adversely affect the Corporation’s business, financial condition, results of operations and cash flows.

Due to the nature of the Corporation's mining operations, the Corporation may face liability, delays and increased production costs from environmental and industrial accidents and pollution, and the Corporation's insurance coverage may prove inadequate to satisfy future claims against the Corporation.

The business of gold mining is generally subject to risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected rock formations, changes in the regulatory environment, cave-ins, rock bursts, rock falls, slope and pit wall failures and flooding and gold bullion losses. Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. The Corporation carries insurance to protect itself against certain risks of mining and processing which may not provide adequate coverage in certain unforeseen circumstances. The Corporation may also become subject to liability for pollution, cave-ins or other hazards against which it cannot insure or against which it has elected not to insure because of high premium costs or other reasons, or the Corporation may become subject to liabilities which exceed policy limits. In these circumstances, the Corporation may be required to incur significant costs that could have a material adverse effect on its financial performance and results of operations.

The Corporation's operations are subject to numerous laws and extensive government regulations which may cause a reduction in levels of production, delay or the prevention of the development of new mining properties or otherwise cause the Corporation to incur costs that adversely affect the Corporation's results of operations.

The Corporation's mining and mineral processing operations and exploration activities are subject to the laws and regulations of federal, provincial, and local governments in the jurisdictions in which the Corporation operates. These laws and regulations are extensive and govern prospecting, exploration, development, production, exports, taxes, labour standards, occupational health and safety, waste disposal, toxic substances, environmental protection, mine safety and other matters. Compliance with such laws and regulations increases the costs of planning, designing, drilling, developing, constructing, operating, closing, reclaiming and rehabilitating mines and other facilities. New laws, regulations or taxes, amendments to current laws, regulations or taxes governing operations and activities of mining corporations or more stringent implementation or interpretation thereof could have a material adverse impact on the Corporation, cause a reduction in levels of production and delay or prevent the development of new mining properties.

The Canadian mining industry is subject to federal and provincial environmental protection legislation. This legislation sets high standards on the mining industry in order to reduce or eliminate the effects of waste generated by extraction and processing operations and subsequently emitted into the air or water. Consequently, drilling, refining, extracting and milling are all subject to the restrictions imposed by such legislation. In addition, the construction and commercial operation of a mine typically entail compliance with applicable environmental legislation and review processes, as well as the obtaining of permits, particularly for the use of the land, permits for the use of water, and similar authorizations from various governmental bodies. Compliance with such laws and regulations increases the costs of planning, designing, drilling, developing, constructing, operating and closing mines and other facilities.

All of the Corporation’s operations are subject to reclamation, site restoration and closure requirements. Costs related to ongoing site restoration programs are expensed when incurred. The Corporation calculates its estimates of the ultimate reclamation liability based on current laws and regulations and the expected future costs to be incurred in reclaiming, restoring and closing its operating mine sites. It is possible that the Corporation’s estimates of its ultimate reclamation liability could change as a result of possible changes in laws and regulations and changes in cost estimates.

Failure to comply with applicable laws and regulations may result in enforcement actions thereunder, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may become subject to civil or criminal fines or penalties for violations of applicable laws or regulations.

New or expanded environmental regulations, if adopted, or more stringent enforcement of existing laws and regulations, could affect the Corporation’s projects or otherwise have a material adverse effect on its operations. As a result, expenditures on any and all projects, actual production quantities and rates and cash operating costs, among other things, may be materially and adversely affected and may differ materially from anticipated expenditures, production quantities and rates, and costs, and estimated production dates may be delayed materially, in each case. Any such event would materially and adversely affect the Corporation’s business, financial condition, results of operations and cash flows.

Aboriginal rights and duty to consult

The Corporation operates and does exploration on properties, which are subject to Aboriginal rights or titles. The Corporation, under its Corporate Social Responsibility program], and local laws and regulations, is committed to consult with the First Nations group about any impact of its activities on such rights, titles or claims, which may cause delays in making decisions or project startups. Further, there is no assurance of favourable outcomes of these consultations. The Corporation may have to face adverse consequences such as significant expenses on account of lawsuits and loss of reputation.

The conduct of mining operations is dependent upon obtaining and renewing applicable governmental permits the issuance of which may be subject to meeting certain conditions which may prove difficult and costly.

Mineral exploration and mining activities may only be conducted by entities that have obtained or renewed exploration or mining permits and licenses in accordance with the relevant mining laws and regulations. No guarantee can be given that the necessary exploration and mining permits and licenses will be issued to the Corporation in a timely manner, or at all, or, if they are issued, that they will be renewed, or that the Corporation will be in a position to comply with or can afford to comply with all conditions that may be imposed.

Increased regulation of greenhouse gas emissions and climate change issues may adversely affect the Corporation's operations.

The Corporation operates in a number of jurisdictions in which regulatory requirements would require it to report and/or reduce greenhouse gas emissions. The Corporation's operations in Quebec use primarily hydroelectric power and, consequently, are not large producers of greenhouse gases.

Title to the Corporation's properties may be uncertain and subject to risks.

The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to, and the area of, mineral deposits may be disputed. Although the Corporation believes it has taken reasonable measures to ensure proper title to its properties, there is no guarantee that title to any of its properties will not be challenged or impaired. Third parties may have valid claims on underlying portions of the Corporation's interests, including prior unregistered liens, agreements, transfers or claims, including native land claims, and title may be affected by, among other things, undetected defects. In addition, the Corporation may be unable to operate its properties as permitted or to enforce its rights in respect of its properties. Moreover, where the Corporation’s interest in a property is less than 100%, or a third party holds a form of profit sharing interest, the Corporation’s entitlement to, and obligations in respect of, the property are subject to the terms of the agreement relating to that property, or in the absence of an agreement subject to provincial or federal laws and regulations, which in certain circumstances may be the subject of differing interpretations between the parties.

The success of the Corporation is dependent on good relations with its employees and on its ability to attract and retain key personnel.

Production at the Corporation's mines and mine projects is dependent on the efforts of the Corporation's employees and contractors. Relationships between the Corporation and its employees may be affected by changes in the scheme of labour relations that may be introduced by relevant government authorities in the jurisdictions that the Corporation operates. Changes in applicable legislation or in the relationship between the Corporation and its employees or contractors may have a material adverse effect on the Corporation's business, results of operations and financial condition.

The Camflo Mill collective agreement that expired on December 31, 2015 is currently being negociated with the Union.

The Corporation is also dependent upon a number of key management personnel. The loss of the services of one or more of such key management personnel could have a material adverse effect on the Corporation. The Corporation's ability to manage its operating, development, exploration and financing activities will depend in large part on the efforts of these individuals. The Corporation faces significant competition for qualified personnel and the Corporation may not be able to attract and retain such personnel.

The mining industry is highly competitive, and the Corporation may not be successful in competing for new mining properties.

The mining industry is intensely competitive and the Corporation is in competition with other mining corporations for the acquisition of interests in precious and other metal or mineral mining properties which are in limited supply. In the pursuit of such acquisition opportunities, the Corporation competes with other Canadian and foreign companies that may have substantially greater financial and other resources. As a result of this competition, the Corporation may be unable to maintain or acquire attractive mining properties on acceptable terms, or at all.

On a regular basis, the Corporation evaluates potential acquisitions of mining properties and/or interests in other mining corporations which may entail certain risks.

Consistent with its growth strategy, the Corporation evaluates the potential acquisition of advanced exploration, development and production assets on a regular basis. From time to time, the Corporation may also acquire securities of or other interests in corporations with whom the Corporation may complete acquisition or other transactions. These transactions involve inherent risks, including, without limitation:

  accurately assessing the value, strengths, weaknesses, contingent and other liabilities and potential profitability of acquisition candidates;

  ability to achieve identified and anticipated operating and financial synergies;

  unanticipated costs;

  diversion of management attention from existing business;

  potential loss of key employees or the key employees of any business the Corporation acquires;

  unanticipated changes in business, industry or general economic conditions that affect the assumptions underlying the acquisition; and

  decline in the value of acquired properties, corporations or securities.

Any one or more of these factors or other risks could cause the Corporation not to realize the benefits anticipated to result from the acquisition of properties or corporations, and could have a material adverse effect on the Corporation’s ability to grow and, consequently, on the Corporation’s financial condition and results of operations.

The Corporation continues to seek acquisition opportunities consistent with its acquisition and growth strategy, however, it may not be able to identify additional suitable acquisition candidates available for sale at reasonable prices, to consummate any acquisition, or to integrate any acquired business into its operations successfully. Acquisitions may involve a number of special risks, circumstances or legal liabilities, some or all of which could have a material adverse effect on the Corporation’s business, results of operations and financial condition. In addition, to acquire properties and corporations, the Corporation could use available cash, incur debt, issue common shares or other securities, or a combination of any one or more of these. This could limit the Corporation’s flexibility to raise additional capital, to operate, explore and develop its properties and to make additional acquisitions, and could further dilute and decrease the trading price of the common shares. When evaluating an acquisition opportunity, the Corporation cannot be certain that it will have correctly identified and managed the risks and costs inherent in the business that it is acquiring.

From time to time, the Corporation engages in discussions and activities with respect to possible acquisitions. At any given time, discussions and activities can be in process on a number of initiatives, each at different stages of development. Potential transactions may not be successfully completed, and, if completed, the business acquired may not be successfully integrated into the Corporation’s operations. If the Corporation fails to manage its acquisition and growth strategy successfully it could have a material adverse effect on its business, results of operations and financial condition.

The Corporation may not have insurance or its insurance coverage may prove inadequate to reimburse the Corporation for liabilities encountered from operations.

The Corporation carries insurance against property damage and comprehensive general liability insurance for all operations. It is also insured against gold and silver bullion thefts and losses of goods in transit. Such insurance, however, contains exclusions and limitations on coverage. The Corporation believes that its insurance coverage is adequate and appropriate for the perceived risks of its current operations, however, such insurance may not continue to be available, or if available may not continue to be available at economically acceptable premiums or may not continue to be adequate to cover the Corporation’s anticipated liabilities. In some cases, however, risk coverage is not available or is considered too expensive relative to the perceived risk.

Risks not insured against include mine cave-ins, mine flooding or other comparable hazards. Furthermore, there are risks attributable to most types of environmental pollution against which the Corporation cannot insure or against which it has elected not to insure.

The Corporation may have difficulty financing its additional capital requirements for its planned mine construction, exploration and development.

The construction of mining facilities and commencement of mining operations, the expansion of existing capacity and the exploration and development of the Corporation's properties, including continuing exploration and development projects, will require substantial capital expenditures. Based on current funding available to the Corporation and expected cash from operations, the Corporation believes it has sufficient funds available to fund its projected capital expenditures for all of its current mining operations. However, if cash from operations is lower than expected or capital costs at these current mining operations or future projects exceed current estimates, or if the Corporation incurs major unanticipated expenses related to exploration, development or maintenance of its properties, the Corporation may be required to seek additional financing to maintain its capital expenditures at planned levels. In addition, the Corporation will have additional capital requirements to the extent that it decides to expand its present operations and exploration activities; construct additional new mining and processing operations at any of its properties; or take advantage of opportunities for acquisitions, joint ventures or other business opportunities that may arise. Additional financing may not be available when needed or, if available, the terms of such financing may not be favorable to the Corporation and, if raised by offering equity securities, or securities convertible into equity securities, any additional financing may involve substantial dilution to existing shareholders.

Failure to obtain any financing necessary for the Corporation's capital expenditure plans may result in a delay or indefinite postponement of exploration, development or production on any or all of the Corporation's properties, which may have a material adverse effect on the Corporation's business, financial condition and results of operations.

Weakness in the global credit and capital markets could have a material adverse impact on the Corporation's liquidity and capital resources.

The credit and capital markets experienced significant deterioration in 2008, including the failure of significant and established financial institutions in the United States and abroad, and continued to show weakness and or uncertainty in 2015. These unprecedented disruptions in the credit and capital markets have negatively impacted the availability and terms of credit and capital. If uncertainties in these markets continue, or these markets deteriorate further, it could have a material adverse effect on the Corporation's liquidity, ability to raise capital and costs of capital. Failure to raise capital when needed, or on reasonable terms, may have a material adverse effect on the Corporation's business, financial condition and results of operations.

The Corporation may be party to certain mining joint ventures in the future, under which the Corporation’s joint venture partners may be in a position to prevent the Corporation from meeting its objectives.

Mining projects are often conducted through an unincorporated joint venture or an incorporated joint venture corporation. Joint ventures can often require unanimous approval of the parties to the joint venture or their representatives for certain fundamental decisions, such as an increase or reduction of registered capital, merger, division, dissolution, including indebtedness and the pledge of the joint venture assets, which means that each joint venture party has a veto right with respect to such decisions, which could in turn lead to a deadlock. The Corporation’s existing or future joint venture partners may veto the Corporation’s business plans, with regard to a specific joint venture, and prevent the Corporation from achieving its objectives. Also, any failure of any partner to meet its obligations to the Corporation or other third parties, or any disputes with respect to third parties' respective rights and obligations, could have a negative impact on the Corporation.

Risks related to owning the Corporation’s common shares

The Corporation’s shares fluctuate in price.

The market price of the Corporation’s common shares may fluctuate due to a variety of factors relating to the Corporation’s business, including the announcement of expanded exploration, development and production activities by the Corporation and its competitors, gold price volatility, exchange rate fluctuations, consolidations, dispositions, acquisitions and financings, changes or restatements in the amount of the Corporation’s mineral reserves, fluctuations in the Corporation’s operating results, sales of the Corporation’s common shares in the marketplace, failure to meet analysts’ expectations, changes in quarterly revenue or earnings estimates made by the investment community, speculation in the press or investment community about the Corporation’s strategic position, results of operations, business or significant transactions and general conditions in the mining industry or the worldwide economy. In addition, wide price swings are currently common in the markets on which the Corporation's securities trade. This volatility may adversely affect the prices of the Corporation's common shares regardless of the Corporation's operating performance. The market price of the Corporation’s common shares may experience significant fluctuations in the future, including fluctuations that are unrelated to the Corporation’s performance. Securities class action litigation has often been brought against companies following periods of volatility in the market price of their securities. The Corporation may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management's attention and resources.

Issuance by the Corporation of additional common shares could affect the market price of the shares and dilute existing shareholders.

Issuance of a substantial number of the Corporation’s common shares by the Corporation, for example, in connection with a potential acquisition or to raise additional capital for operations, or to reduce indebtedness, or pursuant to existing agreements, or the availability of a large number of Corporation common shares that may be available for sale, could adversely affect the prevailing market prices for the Corporation’s outstanding common shares. A decline in the market price of the Corporation’s outstanding common shares could impair the Corporation’s ability to raise additional capital through the issuance of securities should the Corporation desire to do so.

The Corporation does not currently anticipate declaring any dividends on its common shares.

The Corporation has not declared or paid any dividends on its common shares since its incorporation and it has no current plans to pay dividends on its common shares. Its present policy is to retain earnings to finance its capital expenditures program. The Board of Directors assesses its dividend policy on a yearly basis. In the future, the Board of Directors may declare dividends according to its assessment of the financial position of the Corporation, taking into account its financing requirements for future growth and other factors that the Board of Directors may deem relevant in the circumstances.

IT System Security risks

The Corporation may be exposed to pilferage of private and sensitive data to deliberate cyber attacks or inadvertent loss of media, such as loss of laptops, phones etc. in public places. Furthermore, unauthorized access to confidential information would have a negative effect on the Corporation's reputation, business, prospects, results of operations and financial condition. The systems that are in place may not be enough to guard against loss of data due to the rapidly evolving cyber threats. The Corporation may be required to increasingly invest in better systems, software, and use of consultants to periodically review and adequately adapt and respond to dynamic cyber risks.

Regulation 43-101

The Mineral Reserve and Resource estimations as of December 31, 2015 and December 31, 2014 were performed by qualified persons as defined by Regulation 43-101 and were supervised by Mr. Daniel Adam, Geo., Ph.D., Vice-President, Exploration, an employee of Richmont Mines Inc. Please refer to the SEDAR website (www.sedar.com) for full reports and additional corporate documentation.

A 43-101 technical report is being completed for the Island Gold Mine as of December 31, 2015, and will be filed on SEDAR before the end of March, 2016.

A 43-101 technical report is being completed for the Beaufor Mine as of December 31, 2015, and will be filed on SEDAR before the end of March, 2016.

A 43-101 technical report and Preliminary Economic Assessment for the Island Gold Lower Zones was completed as of October 8, 2015, and was filed on SEDAR on December 11, 2015.

A 43-101 technical report was completed for the Island Gold Mine as of December 31, 2013, and was filed on SEDAR on March 31, 2014.

The Reserve and Resource estimations of Beaufor and Island Gold mines were prepared using a gold price of US$1,080 (CAN$1,300) per ounce for 2015 and US$1,200 (CAN$1,300) per ounce for 2014.

The Reserve and Resource estimate of the Monique Mine was established as of December 31, 2013 using a gold price of US$1,225 (CAN$$1,300) per ounce and was performed by Mr. Daniel Adam, Geo., Ph.D., Vice-President, Exploration, an employee of Richmont Mines Inc.

The Resource estimation of the Francoeur Mine was established at the end of 2012 using a gold price of US$1,450 (CAN$1,450) per ounce, and was prepared by qualified persons as defined by Regulation 43-101 and was supervised by Mr. Daniel Adam, Geo., Ph.D., Vice-President, Exploration, an employee of Richmont Mines Inc.

The Resource estimate of the Wasamac property was established at the end of 2012 using a gold price of US$1,450 (CAN$1,450) per ounce. It was performed by Mr. Daniel Adam, Geo., Ph.D., Vice-President, Exploration, an employee of Richmont Mines Inc., and a qualified person as defined by Regulation 43-101.

Cautionary note to U.S. investors concerning resource estimates and civil liabilities and judgments

Resource estimates

The resource estimates in this Management’s Discussion and Analysis were prepared in accordance with Regulation 43-101 adopted by the Canadian Securities Administrators. The requirements of Regulation 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”). In this Management’s Discussion and Analysis, we use the terms “Measured,” “Indicated” and “Inferred” Resources; although these terms are recognized and required to be used in Canada, the SEC does not recognize them. The SEC permits U.S. mining corporations, in their filings with the SEC, to disclose only those mineral deposits that constitute “reserves.” Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a Measured or Indicated Resource will ever be converted into “reserves.” Furthermore, “Inferred Resources” have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that “Inferred Resources” exist or can be legally or economically mined, or that they will ever be upgraded to a more certain category.

Potential unenforceability of civil liabilities and judgments

The Corporation is incorporated under the laws of the Province of Quebec, Canada. All of the Corporation's directors and officers as well as the experts named in the Form 20-F are residents of Canada. Also, all of the Corporation's assets and most of the assets of these persons are located outside of the United States. As a result, it may be difficult for shareholders to initiate a lawsuit within the United States against these non-U.S. residents, or to enforce U.S. judgments against the Corporation or these persons. The Corporation's Canadian counsel has advised the Corporation that a monetary judgment of a U.S. court predicated solely upon the civil liability provisions of U.S. federal securities laws would likely be enforceable in Canada if the U.S. court in which the judgment was obtained had a basis for jurisdiction in the matter that was recognized by a Canadian court for such purposes. This result may not always be the case. It is less certain that an action could be brought in Canada in the first instance on the basis of liability predicated solely upon such laws.

As a “foreign private issuer”, the Corporation is exempt from the Section 14 proxy rules and Section 16 of the U.S. Securities Exchange Act of 1934 and this may result in shareholders having less complete and timely data.

The submission of proxy and annual meeting of shareholder information (prepared to Canadian standards) on Form 6-K may result in shareholders having less complete and timely data. The exemption from Section 16 rules regarding sales of common shares by insiders may result in shareholders having less data in this regard.

Compliance with Canadian Securities Regulations

This Annual Report is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects from the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended (“Exchange Act”), as promulgated by the SEC.

U.S. investors are urged to consider the disclosure in our annual report on Form 20-F, File No. 001-14598, as filed with the SEC under the Exchange Act, which may be obtained from us (without cost) or from the SEC’s Web site: http://sec.gov/edgar.shtml.

Conflicts of Interest

Certain of the directors and officers of the Corporation also serve as directors and/or officers of other companies involved in natural resource exploration, development and mining operations. Consequently, there exists the possibility for such directors and officers to be in a position of conflict. The directors of the Corporation are required by law to act honestly and in good faith with a view to the best interests of the Corporation, and to disclose any interest they may have in any project or opportunity of the Corporation. In addition, each of the directors is required by law to declare his or her interest in and refrain from voting on any matter in which he or she may have a conflict of interest, in accordance with applicable laws.

Forward-looking statements

This Management’s Discussion and Analysis contains forward-looking statements. These statements relate to future events or the Corporation’s future performance. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “may”, “will”, “should”, “expect”, “plan”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “continue”, or the negative of these terms or other comparable terminology. These statements are only predictions. In addition, this Management’s Discussion and Analysis may contain forward-looking statements attributed to third party industry sources. Undue reliance should not be placed on these forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur and may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Important factors that could cause such a difference are discussed in this Report, particularly in the section “Risks and uncertainties”. Other risks may be detailed in Richmont Mines’ Annual Information Form, Annual Report and periodic reports. Except as may be required by law, the Corporation undertakes no obligation and disclaims any responsibility to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.

Additional information and continued disclosure

This Management’s Discussion and Analysis was prepared as at February 19, 2016. The Corporation regularly discloses additional information through news releases, quarterly financial statements and its annual information form (AIF) on the SEDAR Web site (www.sedar.com) and through Richmont Mines’ Web site (www.richmont-mines.com).

Common shares
	2015	2014
Weighted average outstanding	56,936,058	45,260,736
Issued and outstanding (December 31)	58,339,963	48,276,233
Diluted (December 31)	57,697,118	52,987,073
Closing price on December 31 (TSX)	$4.44	$3.69

Toronto Stock Exchange (TSX) (CAN$)
2015	Share Volume	High	Low	Close
First quarter	12,158,939	$4.55	$3.51	$4.05
Second Quarter	4,126,744	$4.13	$3.54	$3.98
Third quarter	5,113,986	$4.23	$3.14	$3.73
Fourth quarter	4,734,621	$4.50	$3.56	$4.44
Annual summary	26,134,290	$4.55	$3.14	$4.44

New York Stock Exchange Market (NYSE Market) (US$)
2015	Share Volume	High	Low	Close
First quarter	18,841,449	$3.68	$2.78	$3.20
Second Quarter	7,366,041	$3.44	$2.96	$3.17
Third quarter	8,980,576	$3.26	$2.27	$2.76
Fourth quarter	8,074,382	$3.29	$2.67	$3.21
Annual summary	43,262,448	$3.68	$2.27	$3.21

MANAGEMENT’S REPORT

The consolidated financial statements and all of the information in this report are the responsibility of the management. It is management’s responsibility to select the appropriate accounting policies and to exercise its best judgement in determining reasonable and fair estimates based on International Financial Reporting Standards. Financial information found elsewhere in this report is consistent with the consolidated financial statements. This information and the consolidated financial statements are published with the Board of Directors’ approval.

The management of Richmont Mines Inc. is required to establish and maintain adequate internal control over financial reporting. Richmont Mines Inc.’s internal control over financial reporting is a process designed under the supervision of the President and Chief Executive Officer and the Vice-President, Finance to provide reasonable assurance of the reliability of the Corporation’s financial information and the preparation of the Corporation’s financial statements for the publication of financial information in accordance with International Financial Reporting Standards.

The Board of Directors assumes its responsibilities for the financial statements primarily through the Audit Committee, made up solely of independent directors. The Audit Committee has reviewed all of the information in this report as well as the annual financial statements and has recommended they be approved by the Board. The Audit Committee also examines on a continuous basis the quarterly financial results and the results of external independent audits of accounting methods and the system of internal controls. The external auditors are free to communicate with the Audit Committee.

The following consolidated financial statements have been audited by Raymond Chabot Grant Thornton LLP, Chartered Professional Accountants, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Their audit included the tests and other procedures they deemed necessary under the circumstances. Their independent opinion on the consolidated financial statements is presented hereinafter.

Renaud Adams	Nicole Veilleux
President and Chief Executive Officer	Vice-President, Finance

February 19, 2016

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Securities Exchange Act of 1934 (United States) and Canadian securities regulations, for Richmont Mines Inc. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the consolidated financial statements for external purposes in accordance with International Financial Reporting Standards.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of the effectiveness of internal control are subject to the risk that the controls may become inadequate because of changes in conditions. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to the financial statement preparation and presentation.

Management carried out an evaluation of the effectiveness of internal control over financial reporting as of December 31, 2015. The framework on which such evaluation was based is contained in the report entitled “2013 Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Although there are inherent limitations in the effectiveness of any system of internal control over financial reporting, based on this evaluation, management has concluded that the system of internal control over financial reporting was effective as of December 31, 2015.

Raymond Chabot Grant Thornton LLP, our independent registered public accounting firm, has issued an attestation report on the effectiveness of internal control over financial reporting at Richmont Mines Inc. as at December 31, 2015, which is presented hereinafter.

Renaud Adams	Nicole Veilleux
President and Chief Executive Officer	Vice-President, Finance

February 19, 2016

INDEPENDENT AUDITOR’S REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders of Richmont Mines Inc.

We have completed integrated audits of Richmont Mines Inc.’s 2015, 2014 and 2013 consolidated financial statements and of its internal control over financial reporting as at December 31, 2015. Our opinions, based on our audits, are presented below.

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Richmont Mines Inc., which comprise the consolidated statements of financial position as at December 31, 2015 and 2014 and the consolidated income statements, the consolidated statements of comprehensive income, the consolidated statements of changes in equity and the consolidated statements of cash flows for each of the years in the three-year period ended December 31, 2015, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards (IFRS), as established by the International Accounting Standards Board, and for such internal control as management determines necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform an audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence, on a test basis, about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risks assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting principles and policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Richmont Mines Inc. as at December 31, 2015 and 2014 and its financial performance and its cash flows for each of the years in the three-year period ended December 31, 2015 in accordance with International Financial Reporting Standards (IFRS) as established by the International Accounting Standards Board.

Report on internal control over financial reporting

We have also audited Richmont Mines Inc. internal control over financial reporting as at December 31, 2015, based on the criteria established in “2013 Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission(COSO).

Management’s responsibility

Management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s report on Internal Control over Financial Reporting.

Auditor’s responsibility

Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on assessed risk and performing such other procedures as we considered necessary in the circumstances.

We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our audit opinion on the Company’s internal control over financial reporting.

Definition of internal control over financial reporting

A Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with International Financial Reporting Standards. A Company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with International Financial Reporting Standards, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the consolidated financial statements.

Inherent limitations

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Opinion

In our opinion, Richmont Mines Inc. maintained, in all material respects, effective internal control over financial reporting as at December 31, 2015, based on the criteria established in “2013 Internal Control—Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Montreal (Canada)

February 19, 2016

____________________________
1 CPA auditor, CA public accountancy permit no. A105359

CONSOLIDATED INCOME STATEMENT

Years ended December 31 (in thousands of Canadian dollars)

	2015	2014	2013
	$	$	$

CONTINUING OPERATIONS
Revenues (note 3)	143,733	132,196	90,213
Cost of sales (note 4)	118,334	111,898	85,832

GROSS PROFIT	25,399	20,298	4,381

OTHER EXPENSES (REVENUES)
Exploration and project evaluation (note 5)	7,435	3,772	7,875
Administration (note 6)	9,809	7,627	7,514
Loss (gain) on disposal of long-term assets (note 8)	(102)	639	105
Changes in asset retirement obligations at closed sites (note 19)	814	-	-
Impairment loss on W Zone Mine (note 17.1)	-	-	13,472
Other expenses	1,693	-	-
Other revenues (note 9)	(2,130)	(102)	(154)

	17,519	11,936	28,812

OPERATING EARNINGS (LOSS)	7,880	8,362	(24,431)
Financial expenses (note 10)	82	111	1,263
Financial revenues (note 11)	(787)	(436)	(526)

EARNINGS (LOSS) BEFORE MINING AND INCOME TAXES	8,585	8,687	(25,168)

MINING AND INCOME TAXES (note 12)	1,797	505	7,994

NET EARNINGS (LOSS) FROM CONTINUING OPERATIONS	6,788	8,182	(33,162)

NET LOSS FROM DISCONTINUED OPERATION (note 13)	-	-	(1,098)

NET EARNINGS (LOSS)	6,788	8,182	(34,260)

EARNINGS (LOSS) PER SHARE (note 14)
Basic earnings (loss) per share
Earnings (loss) from continuing operations	0.12	0.18	(0.84)
Loss from discontinued operation	-	-	(0.03)

Basic net earnings (loss)	0.12	0.18	(0.87)

Diluted earnings (loss) per share
Earnings (loss) from continuing operations	0.12	0.18	(0.84)
Loss from discontinued operation	-	-	(0.03)

Diluted net earnings (loss)	0.12	0.18	(0.87)

BASIC WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (in thousands)	56,936	45,261	39,594

DILUTED WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (in thousands)	57,697	45,700	39,594

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Years ended December 31 (in thousands of Canadian dollars)

	2015	2014	2013
	$	$	$

NET EARNINGS (LOSS)	6,788	8,182	(34,260)

OTHER COMPREHENSIVE LOSS, NET OF TAXES
ITEMS THAT WILL BE RECLASSIFIED SUBSEQUENTLY TO NET EARNINGS (LOSS)
Fair value variation on available-for-sale financial assets	-	-	(18)
Realized gain on sale of available-for-sale financial assets transferred to net earnings	-	-	(12)

OTHER COMPREHENSIVE LOSS, NET OF TAXES	-	-	(30)

TOTAL COMPREHENSIVE INCOME (LOSS)	6,788	8,182	(34,290)

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Year ended December 31, 2015 (in thousands of Canadian dollars)

		Contributed
	Share capital	surplus	Deficit	Total equity
	$	$	$	$

BALANCE AT DECEMBER 31, 2014	144,535	12,342	(48,920)	107,957

Issue of shares
Common	38,500	-	-	38,500
Exercise of share options	1,088	(343)	-	745

Common shares issue costs	(2,411)	-	-	(2,411)

Share-based compensation	-	2,023	-	2,023

Transactions with Richmont Mines shareholders	37,177	1,680	-	38,857

Net earnings and total comprehensive income	-	-	6,788	6,788

BALANCE AT DECEMBER 31, 2015	181,712	14,022	(42,132)	153,602

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED SATEMENT OF CHANGES IN EQUITY

Year ended December 31, 2014 (in thousands of Canadian dollars)

		Contributed
	Share capital	surplus	Deficit	Total equity
	$	$	$	$

BALANCE AT DECEMBER 31, 2013	132,202	11,253	(57,102)	86,353

Issue of shares
Common	11,673	-	-	11,673
Exercise of share options	1,594	(505)	-	1,089

Common shares issue costs	(934)	-	-	(934)

Share-based compensation	-	1,594	-	1,594

Transactions with Richmont Mines shareholders	12,333	1,089	-	13,422

Net earnings and total comprehensive income	-	-	8,182	8,182

BALANCE AT DECEMBER 31, 2014	144,535	12,342	(48,920)	107,957

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Year ended December 31, 2013 (in thousands of Canadian dollars)

				Available-for-
		Contributed		sale financial
	Share capital	surplus	Deficit	assets	Total equity
	$	$	$	$	$

BALANCE AT DECEMBER 31, 2012	132,113	9,062	(22,842)	30	118,363

Issue of shares
Exercise of share options	89	(27)	-	-	62

Issue of warrants	-	439	-	-	439

Share-based compensation	-	1,779	-	-	1,779

Transactions with Richmont Mines shareholders	89	2,191	-	-	2,280

Net loss	-	-	(34,260)	-	(34,260)

Other comprehensive loss, net of taxes
Items that will be reclassified subsequently to net earnings (loss)
Fair value variation on available-for-sale financial assets	-	-	-	(18)	(18)
Realized gain on sale of available-for-sale financial assets transferred to net earnings	-	-	-	(12)	(12)

Total comprehensive loss	-	-	(34,260)	(30)	(34,290)

BALANCE AT DECEMBER 31, 2013	132,202	11,253	(57,102)	-	86,353

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

December 31 (in thousands of Canadian dollars)

	December 31,	December 31,
	2015	2014
	$	$

ASSETS

CURRENT ASSETS
Cash	61,028	35,273
Guaranteed investment certificate, 0.9%, maturing in February 2015	-	474
Receivables (note 15)	5,111	3,139
Income and mining tax assets	2,091	1,558
Exploration tax credits receivable	1,965	5,300
Inventories (note 16)	11,285	13,814
	81,480	59,558

RESTRICTED DEPOSITS (note 19 d)	831	1,016

PROPERTY, PLANT AND EQUIPMENT (note 17)	124,741	88,197

TOTAL ASSETS	207,052	148,771

LIABILITIES

CURRENT LIABILITIES
Payables, accruals and provisions	28,907	19,487
Income and mining taxes payable	1,909	3,241
Current portion of long-term debt (note 18)	3,064	1,799
Current portion of asset retirement obligations (note 19 c)	260	194
	34,140	24,721

LONG-TERM DEBT (note 18)	7,264	5,724

ASSET RETIREMENT OBLIGATIONS (note 19 c)	9,621	8,043

DEFERRED INCOME AND MINING TAX LIABILITIES (note 12)	2,425	2,326

TOTAL LIABILITIES	53,450	40,814

EQUITY
Share capital (note 20)	181,712	144,535
Contributed surplus	14,022	12,342
Deficit	(42,132)	(48,920)

TOTAL EQUITY	153,602	107,957

TOTAL LIABILITIES AND EQUITY	207,052	148,771

Commitments and subsequent event (note 23)

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board:

Renaud Adams	Michael Pesner
Director	Director

CONSOLIDATED STATEMENT OF CASH FLOWS

Years ended December 31 (in thousands of Canadian dollars)

	2015	2014	2013
	$	$	$
OPERATING ACTIVITIES
Net earnings (loss)	6,788	8,182	(34,260)
Adjustments for:
Depreciation and depletion	24,198	21,808	14,674
Impairment loss on W Zone Mine’s assets	-	-	13,472
Adjustment to estimated recoverable value of remaining Francoeur Mine’s assets	-	-	867
Income and mining taxes received (paid)	(1,123)	1,304	(1,541)
Interest revenues	(686)	(409)	(409)
Interest expenses on long-term debt	191	161	66
Share-based compensation	2,258	2,008	2,521
Share-based compensation settled in cash	-	(60)	(725)
Adjustment to closure allowance	24	(60)	-
Changes in asset retirement obligations at closed sites	814	-	-
Accretion expense – asset retirement obligations	81	111	81
Financing expenses	-	-	1,165
Loss (gain) on disposal of long-term assets	(102)	639	193
Gain on disposal of shares of publicly-traded companies	-	-	(12)
Mining and income taxes	1,797	505	7,994
	34,240	34,189	4,086

Net change in non-cash working capital items (note 21)	8,124	(6,910)	(630)

Cash flows from operating activities	42,364	27,279	3,456

INVESTING ACTIVITIES
Disposition of shares of publicly-traded companies	-	-	12
Interest received	683	390	420
Restricted deposits	185	(704)	(2,737)
Guaranteed investment certificate	474	2,650	-
Property, plant and equipment – Island Gold Mine	(48,938)	(20,168)	(27,770)
Property, plant and equipment – Beaufor Mine	(1,390)	(1,623)	(980)
Property, plant and equipment – W Zone Mine	-	(234)	(3,779)
Property, plant and equipment – Monique Mine	-	(21)	(8,358)
Property, plant and equipment – Other	(1,770)	(1,006)	(1,001)
Disposition of property, plant and equipment	201	390	869

Cash flows used in investing activities	(50,555)	(20,326)	(43,324)

FINANCING ACTIVITIES
Payment of royalty payments payable	(1,000)	-	-
Payments of asset retirement obligations	(157)	(74)	-
Issue of common shares	39,245	12,762	62
Common shares issue costs	(2,411)	(934)	-
Interest paid	(191)	(160)	(66)
Financing expenses	-	-	(727)
Payments of finance lease obligations	(1,540)	(825)	(1,660)

Cash flows from (used in) financing activities	33,946	10,769	(2,391)

Net change in cash	25,755	17,722	(42,259)

Cash, beginning of year	35,273	17,551	59,810

Cash, end of year	61,028	35,273	17,551

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended December 31, 2015, 2014 and 2013 (in thousands of Canadian dollars)

1.	General information and compliance with IFRS

Richmont Mines Inc. (the “Corporation“), is incorporated under the Business Corporations Act (Quebec) and is engaged in mining, exploration and development of mining properties, principally gold.

The consolidated financial statements have been prepared by the Corporation’s management in accordance with International Financial Reporting Standards (“IFRS”) that are in effect at December 31, 2015, as established by the International Accounting Standards Board.

Richmont Mines inc. is the parent company. The address of the head office is 161 avenue Principale, Rouyn-Noranda, Quebec, Canada. The Corporation’s shares are listed on the Toronto Stock Exchange (TSX) and on the New York Stock Exchange Market (NYSE MKT), under the symbol “RIC”.

2.	Summary of accounting policies

2.1.	Overall considerations

The significant accounting policies that have been applied in the preparation of these consolidated financial statements are summarized below.

2.2.	Basis of evaluation

These consolidated financial statements have been prepared on a going concern basis, under the historical cost method, except for available-for-sale financial assets which are measured at fair value.

2.3.	Standards, amendments and interpretations to existing standards that are not yet effective and have not been adopted early by the Corporation

At the date of authorization of these consolidated financial statements, new standards, amendments and interpretations to existing standards have been published but are not yet effective, and have not been adopted early by the Corporation.

Management anticipates that all of the pronouncements not yet effective will be adopted in the Corporation’s accounting policies for the first period beginning after the effective date of the pronouncement. Information on new standards, amendments and interpretations that are expected to be relevant to the Corporation’s financial statements is provided below. Certain other new standards and interpretations have been issued but are not expected to have a material impact on the Corporation’s consolidated financial statements.

IFRS 9 – Financial instruments (IFRS 9)

In July 2014, the International Accounting Standards Board (“IASB”) published IFRS 9 which replaces IAS 39 Financial Instruments: Recognition and Measurement (IAS 39). IFRS 9 introduces improvements which include a logical model for classification and measurement of financial assets, a single, forward-looking “expected loss” impairment model and a substantially-reformed approach to hedge accounting. IFRS 9 is effective for annual reporting periods beginning on or after January 1, 2018. Earlier application is permitted. The Corporation has yet to assess the impact of this new standard on its consolidated financial statements.

IFRS 15 – Revenues from contracts with Customers (IFRS 15)

In May 2014, the IASB published IFRS 15 which replaces IAS 18 Revenue, IAS 11 Construction Contracts and some revenue-related interpretations. IFRS 15 establishes a new control-based revenue recognition model, changes the basis for deciding when revenue is recognized at a point in time or over time, provides new and more detailed guidance on specific topics and expands and improves disclosures about revenue. IFRS 15 is effective for annual reporting periods beginning on or after January 1, 2018. Earlier application is permitted. The Corporation has yet to assess the impact of this new standard on its consolidated financial statements.

IFRS 16 – Leases (IFRS 16)

In January 2016, the IASB published IFRS 16 which replaces IAS 17 Leases. IFRS 16 eliminates the classification as an operating lease and requires lessees to recognize a right-of-use asset and a lease liability in the statement of financial position for all lease with exemptions permitted for short-term leases and leases of low value assets. In addition, IFRS 16: changes the definition of a lease; sets requirements on how to account for the asset and liability, including complexities such as non-lease elements, variable lease payments and options periods; changes the accounting for sale and leaseback arrangements; largely retains IAS 17’s approach to lessor accounting and introduces new disclosure requirements. IFRS 16 is effective for annual reporting periods beginning on or after January 1, 2019 with early application permitted in certain circumstances. The Corporation has yet to assess the impact of this new standard on its consolidated financial statements.

2.4.	Basis of consolidation

The consolidated financial statements consolidate those of the parent company and all of its subsidiaries as at December 31, 2015. The parent controls a subsidiary if it is exposed, or has rights, to variable returns from its involvement with the subsidiary and has the ability to affect those returns through its power over the subsidiary. The Corporation’s subsidiaries are all 100% owned by the parent company. The financial year end of all subsidiaries is December 31.

All transactions and balances between corporations are eliminated upon consolidation, including unrealized gains and losses on transactions between these consolidated corporations. When unrealized losses on intragroup asset sales are reversed on consolidation, the underlying asset is also tested for impairment from a Corporation perspective. Amounts reported in the financial statements of subsidiaries have been adjusted where necessary to ensure consistency with the accounting policies adopted by the Corporation.

Earnings and loss and other comprehensive income of subsidiaries acquired or disposed of during the year are recognized from the effective date of the acquisition, or up to the effective date of disposal, as applicable.

Subsidiaries

Details of the Corporation’s subsidiaries at December 31, 2015, are as follows:

Name of subsidiary	Principal activity	Incorporation law	Interest and voting share

Camflo Mill Inc.	Ore milling	Canada Business Corporations Act	100%

Patricia Mining Corp.	Inactive	Ontario Incorporation	100%

Louvem Mines Inc.	Inactive	Business Corporations Act (Quebec)	100%

2.5.	Foreign currency translation

The consolidated financial statements are presented in Canadian dollars, which is also the functional currency of the parent company and all subsidiaries. The functional currency has remained unchanged during the reporting periods for all entities of the Corporation.

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the date of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the remeasurement of monetary items using year-end exchange rates are recognized in the income statement in “Financial revenues” or “Financial expenses”.

Non-monetary items measured at historical cost are translated using the exchange rates at the date of the transaction (not retranslated). Non-monetary items measured at fair value are translated using the exchange rates at the date when fair value was determined.

2.6.	Revenue recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Corporation and the revenue can be reliably measured. Revenue is measured at fair value of the consideration received or receivable, excluding taxes.

Revenues include precious metals revenue and other revenues include milling revenue.
Precious metals revenue, based on spot metal prices, is recorded on delivery when rights and obligations related to ownership are transferred to the purchaser and assurance regarding collectability of the consideration exists.

Milling revenue is recorded when the ore processing service is rendered by the Corporation, accepted by the client and reasonable assurance regarding collectability of the consideration exists.

Interest revenue is reported on an accrual basis using the effective interest method and is included in “Financial revenues” in the income statement.

2.7.	Post employment benefits and short-term employee benefits

The Corporation provides post employment benefits through a defined contribution plan. A defined contribution plan is a pension plan under which the Corporation pays contributions, established according to a percentage of the employee’s salary, to an independent entity. The Corporation has no legal or constructive obligations to pay further contributions after its payment of the fixed contribution. The Corporation also contributes to state plans for certain employees that are considered defined contribution plans. Contributions to plans are recognized as an expense in the period that relevant employee services are received.

Short-term employee benefits, including vacation entitlement, are current liabilities included in “payables, accruals and provisions", measured at the undiscounted amount that the Corporation expects to pay as a result of the unused entitlement.

2.8.	Share-based compensation

The Corporation offers a long-term incentive plan that permits the granting of options (“Options”), restricted share units (“RSUs”), share appreciation rights (“SARs”) and retention awards (“Retention Awards”) to directors, officers, senior executives and other employees, consultants and service providers providing ongoing services to the Corporation.

In the event that participants are rewarded using share-based payments, the fair values of participants' services are determined by reference to the fair value of the services received or of the equity instruments granted if the Corporation cannot estimate reliably the fair value of the services received. When applicable, the fair value of each grant is evaluated using the Black-Scholes pricing model at the date of grant.

Each share-based payment is ultimately recognized as an expense (except warrants to brokers). For grants settled in equity instruments such as Options and RSUs, the compensation is considered as “contributed surplus”. For grants settled in cash or in equity instruments, at the discretion of the participant, such as SARs and Retention Awards, the fair value is the sum of the fair values of the liability component and the equity component. The Corporation first assesses the fair value of the liability component, and then the fair value of the equity component. Any subsequent change in the fair value of the liability component is recognized in the consolidated income statement. For grants settled in cash or equity instrument at the discretion of the Corporation such as RSUs, the compensation is considered as contributed surplus because the Corporation has no past practice to settle such grants in cash.

If vesting periods or other vesting conditions apply, the expense is allocated over the vesting period, based on the best available estimate of the number of grants expected to vest. Estimates are subsequently revised if there is any indication that the number expected to vest differs from previous estimates. Any cumulative adjustment prior to vesting is recognized in the current period. No adjustment is made to any expense in prior periods.

At the date of settlement of Options and RSUs, the proceeds received are allocated to share capital, and the accumulated expenses recorded in contributed surplus are then transferred to share capital.

At the date of settlement of SARs and Retention Awards, the Corporation shall re-measure the liability to its fair value. If the entity issues equity instruments on settlement rather than paying cash, the liability shall be transferred directly to equity, as consideration for the equity instruments issued. If the entity pays in cash on settlement rather than issuing equity instruments, that payment amount shall be applied to settle the liability in full.

2.9.	Exploration and project evaluation

Exploration and project evaluation expenditure comprises costs, depreciation and exploration tax credits that are directly attributable to:

  researching and analysing existing exploration data;
  conducting geological studies, exploratory drilling and sampling;
  examining and testing extraction and treatment methods;
  compiling pre-feasibility and feasibility studies.

Exploration expenditures relate to the initial search for deposits. Project evaluation expenditure arises from a detailed assessment of deposits or other projects that have been identified as having geological potential.

Exploration and project evaluation expenditures are not capitalized. Capitalization of expenditures begins when management and the Board of Directors have determined that a project has demonstrated a potential for development and an economic analysis which will be presented to, and formally approved by the Board of Directors, demonstrates the commercial viability and economic benefits of the project. There can be two different types of economic analysis that can be produced and relied upon, which indicate whether development of a property is economically feasible:

  One type is in the form of preliminary economic analysis showing the profitability of the project based on Measured or Indicated Resources;
  The second type is in the form of a pre-feasibility study or a feasibility study, which is a more detailed analysis, where the margin of error is lower. To the extent that pre-feasibility study or the feasibility study has a positive outcome, then resources are converted to reserves. This type of analysis details all costs required for the development of the project as well as production costs. When required, third party bids for part of the project are also provided.

The actual type of analysis that is prepared either internally or with the help of, or by third parties depends on factors such as the level of knowledge about the property and the project, the potential size of such project and whether the project is related or in close proximity to an existing Corporation mining site.

If the analysis demonstrates the technical feasibility and commercial viability of developing a mineral deposit identified through the exploration phase or if the analysis demonstrates a significant potential for probable future economic benefits, and if management decides to pursue the project, it is then presented to the Corporation’s Board of Directors for review and approval.

Once the commercial viability and economic benefits has been determined and approved by the Board of directors the project is classified as an Advance Exploration Project (note 2.15). Subsequent costs relating to further exploring or developing the property for eventual production are capitalized.

Although the Corporation has taken steps to verify title to the mining properties in which it holds an interest, in accordance with industry practices for the current stage of exploration and development of such properties, these procedures do not guarantee the validity of the titles. Property titles may be subject to unregistered prior agreements. They can be lost or revoked if regulatory measures are not respected.

2.10.	Mining and income taxes

The income tax expense is composed of current and deferred taxes. Taxes are recognized in the income statement unless they are related to items carried in other comprehensive income or directly in shareholders’ equity.

Current income taxes and mining taxes
Current income tax and mining tax assets and/or liabilities comprise those obligations to, or claims from, tax authorities relating to the current or prior reporting periods, that are unpaid at the reporting date. The current income tax expense is based on income for the period adjusted for non-taxable or non-deductible items. The mining tax expense is based on income for the period for each mining site in production adjusted for non-taxable or non-deductible items. Calculation of current tax and mining tax is based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. Management regularly examines positions in tax returns where tax regulations are subject to interpretation. Where appropriate, the Corporation sets up a provision based on amount likely to be paid to tax authorities.

Deferred income taxes and deferred mining taxes
Deferred income taxes are recognized using the liability method on temporary differences between the tax basis of the assets and liabilities and their carrying amount in the statement of financial position. However, deferred tax is not provided on the initial recognition of goodwill, or on the initial recognition of an asset or liability unless the related transaction is a business combination or affects tax or accounting profit.

Deferred income tax assets and liabilities are calculated without discounting at tax rates that are expected to apply to their respective period of realization, provided they are enacted or substantively enacted by the end of the reporting period.

Deferred income and mining tax liabilities

  Are generally recognized for temporary taxable differences and are always provided in full;
  Are recognized for temporary differences associated with investments in subsidiaries unless the Corporation controls the timing of the reversal and it is probable that the temporary difference will not reverse in the foreseeable future;
  Are not recognized for temporary differences resulting from goodwill that is not deductible for tax purposes.

Deferred income and mining tax assets

  Are recognized to the extent that it is probable that the underlying tax loss or deductible temporary difference will be utilized against future taxable income
  Are examined at the end of the reporting period and reduced when, in the opinion of management, it is more likely than not that the deferred income and mining tax assets will not be realized.

Deferred income and mining tax assets and liabilities are offset only when the Corporation has a right and intention to set off current tax assets and liabilities from the same taxation authority.

Changes in deferred income and mining tax assets or liabilities are recognized as a component of tax income or expense in net earnings, except where they relate to items that are recognized in other comprehensive income or directly in equity, in which case the related deferred tax is also recognized in other comprehensive income or equity, respectively.

Under the provisions of tax legislation relating to flow-through shares, the Corporation is required to renounce its right to tax deductions for expenses related to exploration activities to the benefit of the investors. When the Corporation has renounced to its tax deductions and has incurred its admissible expenditures, the sale of tax deductions is recognized in profit or loss as a reduction to deferred tax expense and a deferred tax liability is recognized for the taxable temporary difference that arises from the difference between the carrying amount of admissible expenditures capitalized as an asset and its tax base.

2.11.	Basic and diluted earnings per share

Basic earnings per share is calculated by dividing the earnings attributable to common equity holders of the parent company by the weighted average number of common shares outstanding during the period.

Diluted earnings per share is calculated by adjusting earnings attributable to common equity holders and the weighted average number of common shares outstanding for dilutive potential common shares. The Corporation’s potentially dilutive common shares comprise stock options, warrants and RSUs. The number of shares included is computed unless they are anti-dilutive. The calculation considers that dilutive potential common shares are deemed to have been converted into common shares at the beginning of the period or, if later, at the date of issue of the potential common share. The proceeds from the exercise of such instruments are assumed to be used to purchase common shares at the average market price for the period and the difference between the number of shares and the number of shares assumed to be purchased are included in the calculation.

2.12.	Cash and cash equivalents

Cash and cash equivalents comprise cash and term deposits with original maturities of three months or less, and that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value.

2.13.	Exploration tax credits receivable

The Corporation is entitled to a refundable tax credit on qualified expenditures incurred in the province of Quebec. The refundable tax credits may reach 12% of qualified exploration expenditures incurred. The corporation is also entitled to a Federal tax credit on qualified exploration expenditures incurred. The exploration tax credits are recognized when the eligible expenses are incurred and when the refundable amounts can be reasonably estimated.

The exploration tax credits have been applied against the costs incurred, either as a reduction of exploration expenses or of capitalized development costs.

A valuation allowance is provided against tax credits claimed or received to the extent that recovery is not considered to be more likely than not.

2.14.	Inventories

Supply, ore and precious metals inventories are valued at the lower of cost and net realizable value. The cost of supply, ore and precious metals inventories are determined using the weighted average cost formula. The cost of ore and precious metals inventories includes all expenses directly attributable to the mineral extraction and processing process, including a systematic allocation of fixed and variable production overheads that are incurred in extracting and processing ore.

Net realizable value is the estimated selling price in the ordinary course of business less any applicable estimated cost to completion and estimated selling expenses. The amount of inventories recognized as an expense is included in the cost of sales under operating costs (note 4).

2.15.	Property, plant and equipment

Property, plant and equipment are recorded at cost, net of related government assistance, accumulated depreciation and accumulated impairment. Cost includes all costs incurred initially to acquire or construct an item of property, plant and equipment, costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and costs incurred subsequently to add to or replace part thereof.

Advanced exploration projects
Expenditures incurred on properties identified as having commercial viability and economic benefits (note 2.9) are capitalized as property, plant and equipment under this category. The costs of advanced exploration projects are not amortised. Costs include in particular, salaries and related benefits, retirement costs (note 2.17) and are accounted for net of secondary products generated during the advanced exploration phase. Upon commencement of commercial production, advanced exploration costs are transferred to the various categories of property, plant and equipment of mining sites in production and are depleted.

Depletion of mining sites in production
Property, plant and equipment of mining sites in production are depleted according to the units-of-production method to write down the cost to estimated residual value. For mines other than Island Gold, the depletion rate is calculated in accordance with the number of ounces of gold sold using proven and probable reserves. The estimated period of depletion is determined according to the reserves of each mining site in production. During the year ended December 31, 2015, for the Island Gold Mine, in order to better reflect the estimated period during which this mine will remain in production, the Corporation started to account for depletion considering the development costs incurred to develop the lower levels of the mine and also changed the depletion estimation methodology for the remaining development and other capitalized costs of the mine. The depletion rate of the Island Gold Mine is now calculated in accordance with the number of ounces of gold sold using proven and probable reserves and a portion of measured and indicated resources. The depletion calculation also takes into account future developments and equipment costs necessary to access these reserves and resources. This change in methodology is considered a change in estimate and has been accounted for prospectively from January 1, 2015. The effect of this change in estimate was a decrease of the depletion expense by $1.9 million for the year ended December 31, 2015. As at December 31, 2015, it is impracticable for the Corporation to determine the impact of this change in accounting estimate on future periods.

The depreciation is presented as depreciation and depletion and is included in the cost of sales.

Depreciation
Depreciation of an asset begins when it is available for use, i.e. when it is in the location and condition necessary for it to be capable of operating in the manner intended by management. Depreciation of property, plant and equipment is calculated using the straight-line method based on their anticipated useful lives as follows:

  Buildings: 20 years
  Leasehold improvements: 5 years
  Equipment and rolling stock: 2 to 5 years

Others
Depreciation of an asset ceases when it is classified as held for sale or when it is derecognized. Therefore, depreciation does not cease when the asset becomes idle or is retired from active use unless the asset is fully depreciated.

Material residual value estimates, estimates of useful life, proven and probable reserves and the depreciation method are updated as required, at least annually. Any changes in residual value, estimated useful life and proven and probable reserves are recognized prospectively as they occur.

The carrying amount of an item of property, plant and equipment is derecognized upon disposal or when no future economic benefits are expected from its use or disposal. Gains or losses arising on the disposal of property, plant and equipment are determined as the difference between the disposal proceeds and the carrying amount of the assets and are recognized separately in the consolidated income statement.

2.16.	Impairment testing of property, plant and equipment

For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are largely independent cash inflows (cash-generating units). As a result, some assets are tested individually for impairment and some are tested at a cash-generating unit level. Reviews of the net carrying amount of mining sites in production and advanced exploration projects are carried out on a property-by-property basis, with each site representing a potential single cash-generating unit.

Whenever events or changes in circumstances indicate that the carrying amount may not be recoverable, an asset or cash-generating unit is reviewed for impairment.

An impairment loss is recognized for the amount by which the asset's or cash-generating unit's carrying amount exceeds its recoverable amount, which is the higher of fair value less costs to sell and value-in-use. To determine the value in use, management estimates expected future cash flows from each asset or cash-generating unit, and then determines an appropriate discount rate for the calculation of the expected present value of the cash flows. Discount factors are determined individually for each asset or cash-generating unit and reflect their respective risk profiles as assessed by management.

Impairment losses for cash-generating units, that is mining sites, are allocated on a pro-rata basis to the assets of that site. All the assets are assessed in each reporting period to determine whether there is any indication that an impairment loss recognized in prior periods may no longer exist. An impairment charge is reversed if the asset’s or mining site’s recoverable amount exceeds its carrying amount. However, a reversal of an impairment loss cannot exceed the carrying amount that would have been determined (net of amortization or depreciation) if no impairment loss had been recognized for the asset in prior years.

2.17.	Provisions, contingent liabilities and contingent assets

Provisions are recognized when present obligations as a result of a past event will probably lead to an outflow of economic resources from the Corporation and amounts can be estimated reliably. Timing or amount of the outflow may still be uncertain. A present obligation arises from the presence of a legal or constructive commitment that has resulted from past events, for example, legal disputes, property, plant and equipment retirement obligations, and similar liabilities, or onerous contracts.

Provisions are measured at the estimated expenditure required to settle the present obligation, based on the most reliable evidence available at the reporting date, including the risks and uncertainties associated with the present obligation. Provisions are discounted when the time value of money is significant.

Any reimbursement that the Corporation can be virtually certain to collect from a third party with respect to the obligation is recognized as a separate asset. However, this asset may not exceed the amount of the related provision.

All provisions are reviewed at each reporting date and adjusted to reflect the current best estimate.

In those cases where the possible outflow of economic resources as a result of present obligations is considered improbable or remote, no liability is recognized, unless it was assumed in the course of a business combination. In a business combination, contingent liabilities are recognized in the course of the allocation of the purchase price to the assets and liabilities acquired in the business combination. They are subsequently measured at the higher amount of a comparable provision as described above and the amount initially recognized, less any amortization.

The Corporation is subject to environmental laws and regulations enacted by federal and provincial authorities. As of the reporting date, management believes that the Corporation’s operations are in compliance with current laws and regulations. To take account of estimated cash flows required to settle the obligations arising from environmentally acceptable closure plans (such as dismantling and demolition of infrastructures, removal of residual matter and site restoration), provisions are recognized in the year that the harm to the environment occurs, that is when the Corporation has an actual obligation resulting from harm to the environment, it is likely that an outflow will be required in settlement of the obligation and the obligation is reasonably determinable. These provisions are determined on the basis of the best estimates of future costs, based on information available on the reporting date. Best estimates of future costs are the amount the Corporation would reasonably pay to settle its obligation on the closing date or to transfer it to a third party on the same date. Future costs are discounted using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the liability. A corresponding asset is recognized in property, plant and equipment when establishing the provision.

The provision is reviewed annually to reflect changes in the estimated outflow of resources as a result of changes in obligations or legislation, changes in the current market-based discount rate or an increase that reflects the passage of time. The accretion expense is recognized in net earnings as a finance expense as incurred. For operating sites, the cost of the related asset is adjusted to reflect changes (other than accretion) in the reporting period. For properties where mining activities have ceased, changes are charged directly to earnings.

Costs of asset retirement are deducted from the provision when incurred.

2.18.	Leases

The economic ownership of a leased asset is transferred to the lessee if the lessee bears substantially all the risks and rewards related to the ownership of the leased asset. The related asset is then recognized at the inception of the lease at the fair value of the leased asset or, if lower, the present value of the lease payments plus incidental payments, if any. A corresponding amount is recognized as a finance leasing liability. The corresponding finance leasing liability is reduced by lease payments less finance charges, which are expensed as part of finance expenses.

All other leases are treated as operating leases. Payments on operating lease agreements are recognized as an expense on a straight-line basis over the lease term. Associated costs, such as maintenance and insurance, are expensed as incurred.

2.19.	Segment information

In identifying its operating segments, management generally uses the physical location of mining sites in production. Two segments are analyzed, sites in Quebec and sites in Ontario. Segments are reported on the same basis as the internal information reported to the chief decision makers in allocating resources to operating segments and assessing the performance of these segments. The chief decision makers are represented by the management committee.

All inter-segments transfers are carried out at arm’s length prices. The measurement policies the Corporation uses for segment reporting are the same as those used in its financial statements, except that the following are not included in arriving at the operating earnings of the Corporation’s operating segments:

  Administration expenses (including share-based compensation and corporate office remuneration);
  Exploration expenses of mining properties not located on mining sites in production;
  Exploration tax credits of mining properties not located on mining sites in production.

In addition, corporate assets which are not directly attributable to the business activities of any operating segment are not allocated to a segment. In the financial periods under review, this primarily applies to the Corporation’s assets at the headquarters.

2.20.	Equity

Share capital represents the amount received on the issue of shares, less issuance costs, net of any underlying income tax benefit from these issuance costs. If shares are issued when stock options, warrants and RSUs are exercised, the share capital account also comprises the compensation costs previously recorded as contributed surplus.

Unit placements
Proceeds from unit placements are allocated between shares and warrants issued using the residual method. Proceeds are first allocated to shares according to the quoted price of existing shares at the time of issuance and any residual in the proceeds is allocated to warrants.

Other elements of equity
Contributed surplus includes the value attributable to warrants and charges related to share-based compensation until the exercise of options issued and the settlement of the RSUs as remuneration. This account also includes the value of equity conversion option associated with the issuance of convertible debentures, net of tax.

Retained earnings (deficit) include all current and prior period retained profits or losses.

Gains and losses on available-for-sale financial assets are included in accumulated other comprehensive income in the section entitled “available-for-sale financial assets”.

All transactions with owners of the Corporation are recorded separately within equity.

2.21.	Financial instruments

Financial assets and financial liabilities are recognized when the Corporation becomes a party to the contractual provisions of the financial instrument and are measured initially at fair value plus transaction costs, except for financial assets and financial liabilities carried at fair value through net earnings, which are measured initially at fair value.

Financial assets are derecognized when the contractual rights to the cash flows from the financial asset expire, or when the financial asset and all substantial risks and rewards are transferred.

A financial liability is derecognized when it is extinguished, discharged, cancelled or when it expires.

Financial assets and financial liabilities are measured subsequently as described below.

Financial assets

For the purpose of subsequent measurement, financial assets of the Corporation are classified into the following categories upon initial recognition:

  loans and receivables;
  available-for-sale financial assets.

The category determines subsequent measurement and whether any resulting income and expense is recognized in net earnings or in other comprehensive income.

All financial assets are subject to review for impairment at least at each reporting date. Financial assets are impaired when there is any objective evidence that a financial asset or a group of financial assets is impaired. Different criteria to determine impairment are applied for each category of financial assets, which are described below.

All income and expenses relating to financial assets that are recognized in net earnings are presented within financial revenues or administrative expenses, if applicable.

Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. After initial recognition, these are measured at amortized cost using the effective interest method, less provision for impairment. Discounting is omitted where the effect of discounting is immaterial. Cash, guaranteed investment certificate and receivables (except taxes receivable) fall into this category of financial instruments.

Individually significant receivables are considered for impairment when they are past due or when other objective evidence is received that a specific counterparty will default.

Available-for-sale financial assets
Available-for-sale financial assets are non-derivative financial assets that are either designated to this category or do not qualify for inclusion in any of the other categories of financial assets. As at December 31, 2015 and 2014 the Corporation has no financial assets in this category.

All available-for-sale financial assets are measured at fair value. Gains and losses are recognized in other comprehensive income and reported within the available-for-sale reserve within equity, except for impairment losses, which are recognized in net earnings. When the asset is disposed of or is determined to be impaired, the cumulative gain or loss recognized in other comprehensive income is reclassified to net earnings in and presented as a reclassification adjustment within other comprehensive income.

Reversals of impairment losses are recognized in other comprehensive income, except for financial assets that are debt securities which are recognized in net earnings only if the reversal can be objectively related to an event occurring after the impairment loss was recognized.

Financial liabilities

The Corporation’s financial liabilities include payables, accruals (except salaries and related benefits payable), royalty payments payable, contract payment holdbacks and the closure allowance.

Financial liabilities are measured subsequently at amortized cost using the effective interest method.

2.22.	Accounting estimates and critical judgments

The preparation of financial statements requires management to make estimates, assumptions and judgments with respect to future events. These estimates and judgments are constantly challenged. They are based on past experience and other factors, in particular, forecasts of future events that are reasonable in the circumstances. The actual results are likely to differ from the estimates, assumptions and judgments made by management, and will seldom equal the estimated results. The following paragraphs describe:

  the most critical management estimates and assumptions in the recognition and measurement of assets, liabilities and expenses;
  the most critical management judgments in applying accounting policies.

Critical accounting estimates and assumptions

Basis of depletion of mining sites in production
Property, plant and equipment of mining sites in production are depleted according to the units-of-production method to write down the cost to residual value. Management estimates the residual value of property, plant and equipment based on the estimated fair value as of the financial position date. For these assets, the depletion rate is calculated based on the number of ounces of gold sold in proportion to the number of ounces in proven and probable reserves and, for Island Gold Mine, a portion of measured and indicated resources.

The Corporation estimates its reserves and resources using information compiled by qualified persons who work for the Corporation. This information relates to geological data on the size, depth and shape of the deposit and requires geological assessments to interpret the data. The assessment of proven and probable reserves and measured and indicated resources is based on factors such as the estimated exchange rate, price of metals, capital investments required and production costs stemming from geological assumptions based on the size and grade of the deposit. Changes in proven and probable reserves and measured and indicated resources could have an impact on the net carrying amount of property, plant and equipment, asset retirement obligations, recognition of deferred tax assets and amortization, depreciation and depletion expenses.

Asset retirement obligations
The Corporation assesses its asset retirement obligations annually. Determining these obligations requires significant estimates and assumptions due to the numerous factors that affect the amount ultimately payable. Such factors include estimates of the scope and cost of restoration activities, legislative amendments, known environmental impacts, the effectiveness of reparation and restoration measures and changes in the discount rate. This uncertainty may lead to differences between the actual expense and the allowance. At the date of the statement of financial situation, asset retirement obligations represent management’s best estimate of the charge that will result when the actual obligation is terminated.

Impairment test of property, plant and equipment
Determining if there are any facts and circumstances indicating impairment loss or reversal of impairment losses is a subjective process involving judgment and a number of estimates and interpretations in many cases. When an indication of impairment loss or a reversal of an impairment loss exists, the recoverable amount of the individual asset must be estimated. If it is not possible to estimate the recoverable amount of the individual asset, the recoverable amount of the cash-generating unit to which the asset belongs must be determined.

In the process of measuring expected future cash flows, management makes assumptions about future operating results, such as future metal production (proven and probable reserves and, for Island Gold Mine, a portion of measured and indicated resources), estimated future metal prices, operating costs, capital and site restoration expenses and estimated future foreign exchange rates. These assumptions relate to future events and circumstances. Actual results may differ from estimated results.

Income taxes and deferred mining taxes
The Corporation is subject to taxes from different tax jurisdictions. Management continually evaluates the likelihood that its deferred tax assets could be realized. This requires management to assess whether it is probable that sufficient taxable income will exist in the future to utilize these losses within the carry-forward period. The Corporation also maintains allowances for uncertain tax positions that, in its opinion, appropriately reflect the risks related to the tax positions subject to discussions, audits, differences of opinion and appeals with the tax authorities or that are otherwise uncertain. These allowances are determined using best estimates of the amount payable based on a qualitative assessment of all relevant information. These allowances are reassessed at the end of each financial reporting period to determine if the amount is sufficient. However, audits by the tax authorities could subsequently result in an additional liability. Upon the definite resolution of a tax issue resulting in a tax amount that differs from the initially recognized tax expense, the difference is recognized in the tax expense of the period of definitive settlement.

Share-based compensation expense
The estimation of share-based payment costs requires the selection of an appropriate valuation model and consideration as to the inputs necessary for the valuation model chosen. The Corporation has made estimates as to the volatility of its own shares, the probable life of options and the time of exercise of those options. The model used by the Corporation is the Black-Scholes model. The Corporation similarly evaluated the expected extinguishments for each remuneration program within the parameters of each individual program.

Dismantling costs and severance costs
The Corporation estimates dismantling costs and severance costs by making assumptions such as retention of employees and timing of dismantling. The uncertainty of these estimations may lead to differences between the actual expenses and the estimated costs.

Recoverability of credits relating to resources and credits on duties refundable for losses
Uncertainties related to the review by government authorities of the Corporation’s current and prior years’ claims for the refundable tax credit relating to resources and the credit on duties refundable for losses, based on qualifying exploration expenditures under the Taxation Act (Quebec) and the Mining Tax Act (Quebec), require management to assess whether these claims will be settled in full or in part. Uncertainties exist with respect to the interpretation of tax legislation and regulations by government authorities, the amount of expenditures that may be disallowed by such authorities as a result of their interpretation of tax legislation and regulations and the timing of recovery of the credits.

Significant management judgments in applying accounting policies

Start of advanced exploration phase
The Corporation evaluates the potential of each project to determine when the project should progress from the exploration phase to the advanced exploration phase. Once management has determined that a project has demonstrated a potential for development, and an economic analysis supports its commercial viability and its economic benefit, the project moves into the advanced exploration phase once approval has been given by the Board of Directors. Expenditures related to the project are capitalized as of this time.

Start of commercial production
Management assesses the stage of completion of each advanced exploration project to determine when it begins commercial production. The Corporation considers a number of criteria to determine when a mine enters into commercial production, thereby resulting in reclassification from “Advanced exploration project” to “Mining site in production”. The following criteria are used:

  Production capacity achieved
  Recovered grade
  Stage of completion of development work

Provisions and contingent liabilities
Judgments are made as to whether a past event has led to a liability that should be recognized in the consolidated financial statements or disclosed as a contingent liability. Quantifying any such liability often involves judgments and estimations. These judgments are based on a number of factors including the nature of the claims or dispute, the legal process and potential amount payable, legal advice received, past experience and the probability of a loss being realized. Several of these factors are sources of estimation uncertainty.

2.23.	Earnings or loss from discontinued operation

A discontinued operation is a component of the Corporation that either has been disposed of, or is classified as held for sale, and:

  represents a separate major line of business or geographical area of operations;
  is part of a single co-ordinated plan to dispose of a separate major line of business or geographical area of operations; or
  is a subsidiary acquired exclusively with a view to resale.

Earnings or loss from discontinued operation, including prior year components of earnings or loss, is presented in a single amount in the consolidated income statement. This amount, which comprises the post–tax earnings or loss of discontinued operation and the post-tax gain or loss resulting from the measurement of assets is further analysed in note 13.

3.	Revenues

Revenues include revenue from gold sales and silver sales.

4.	Cost of sales

The cost of sales includes the following items:

	2015	2014	2013
	$	$	$

Operating costs	92,719	87,984	69,688
Royalties	1,953	2,335	1,910
Depreciation and depletion	23,662	21,579	14,234

	118,334	111,898	85,832

5.	Exploration and project evaluation

The exploration and project evaluation expenses were incurred for the following mines and properties:

	2015	2014	2013
	$	$	$

Beaufor Mine	2,679	1,733	1,929
Island Gold Mine	4,600	771	4,532
Wasamac property	94	169	1,102
Monique Mine	-	2	221
Other properties	32	154	347
Project evaluation	521	357	474

Exploration and project evaluation before depreciation and exploration tax credits	7,926	3,186	8,605

Depreciation	41	71	229
Exploration tax credits, including adjustments[1]	(532)	515	(959)

	7,435	3,772	7,875

[1]	In 2012, the Corporation received a draft assessment from the Quebec tax authorities, who were not allowing the Corporation to claim certain exploration tax credits for years 2009 to 2011, and an amount of $4,141 initially recorded as exploration tax credits receivable was then reversed and reflected as an increase to property, plant and equipment. In the first quarter of 2014, the Corporation received the final notice of reassessment and settled the financial reporting for this contingency by recording a further $302 reduction of the exploration tax credits and an interest expense of $210, included in « administration ».

In the first quarter of 2015, the Corporation received the final notice of reassessment from the Quebec tax authorities, who were not allowing the Corporation to claim certain exploration tax credits for the year 2012. Consequently, the Corporation recorded a $350 reduction of the exploration tax credits.

6.	Administration

The administration expenses include the following items:

	2015	2014		2013
	$	$		$

Salaries, director’ fees and related benefits	3,678	2,484		3,320
Severance compensation to Executives and other employees	902	1,269	[1]	269
Share-based compensation	2,081	1,506		1,887
Consultants	1,203	851		1,176
Depreciation	151	158		211
Miscellaneous	1,794	1,359		651

	9,809	7,627		7,514
[1]	Severance compensation is related to the departure of the President and Chief Executive Officer and the Executive Vice-President and Chief Financial Officer and comprises $945 of cash severance and $324 of share-based compensation expense.

7.	Employees and directors remuneration

7.1.	Employees and directors remuneration

Expenses recognised for employees and directors remuneration are presented below:

	2015	2014	2013
	$	$	$

Salaries and related benefits	45,902	40,432	44,497
Severance compensation	902	1,050	700
Directors’ fees and related benefits	463	515	563
Share-based compensation	2,258	2,008	2,521
Defined contribution plans	1,240	1,085	1,220
State plans	1,125	1,115	1,282

	51,890	46,205	50,783

Less: salaries capitalized in property, plant and equipment	5,767	5,297	8,680

	46,123	40,908	42,103

7.2.	Share-based compensation

a)

In effect since May 2012, the Corporation’s long-term incentive plan (the “New Plan”) permits the granting of options, restricted share units (“RSUs”), share appreciation rights (“SARs”) and retention awards (“Retention Awards”) to directors, officers, other employees, consultants and service providers providing ongoing services to the Corporation.

The exercise price of each option granted is the market price of the Corporation’s stock on the Toronto Stock Exchange, on the day prior to the grant. Currently the policy of the Corporation is to issue options that vest one third one year after the grant date, one third on the second anniversary of the grant date, and one third at the third anniversary of the grant date and expire five years after the date of grant. In previous years, options vested as above or in tranches of 20% beginning one year after the grant date, thereafter vesting cumulatively on every anniversary date over a length of four years, and expire six years after the date of grant; or options that vested 20% on the grant date and vest cumulatively thereafter on every anniversary date over a length of four years, and expire five years after the date of grant; or options that vested on August 8, 2016 and expire five years after the date of grant; or options that vest 100% on the grant date and expire five years after the date of grant.

A summary of the status of options outstanding under the Corporation’s New Plan and changes during the years 2015, 2014 and 2013 is presented below:

		2015		2014		2013
		Weighted		Weighted		Weighted
	Number	average	Number	average	Number	average
	of options	exercise	of options	exercise	of options	exercise
	(in thousands)	price	(in thousands)	price	(in thousands)	price
		$		$		$

Options outstanding, beginning of year	2,345	3.14	2,505	2.64	900	5.05
Granted	403	3.90	879	3.38	1,639	1.30
Exercised	(439)	1.70	(605)	1.65	-	-
Forfeited	(169)	2.76	(434)	2.84	(34)	3.54

Options outstanding, end of year	2,140	3.61	2,345	3.14	2,505	2.64

Exercisable options, end of year	849	3.78	876	2.87	854	2.36

The following table summarizes information about the options issued under the Corporation’s New Plan at December 31, 2015:

	Options outstanding at			Exercisable options at
	December 31, 2015			December 31, 2015
		Weighted
		average	Weighted		Weighted
Exercise	Number of	remaining	average	Number of	average
price	options	contractual life	exercise price	options	exercise price
	(in thousands)	(years)	$	(in thousands)	$
$1.08 to $1.29	397	2.9	1.15	132	1.08
$2.19 to $2.34	94	3.6	2.31	34	2.30
$2.51 to $3.31	330	3.5	2.94	201	2.75
$3.73 to $4.36	967	3.8	3.89	271	3.87
$6.57	352	2.4	6.57	211	6.57
	2,140	3.4	3.61	849	3.78

The weighted average market share price at the date of exercise was $3.97 in 2015 ($2.88 in 2014).

During the year ended December 31, 2015, the Corporation granted 16,200 restricted share units (186,900 in 2014) at a weighted average price of $4.08 per share ($3.73 per share in 2014) and 9,700 restricted share units were forfeited at a weighted average price of $3.73 per share. Each restricted share unit is equal in value to one common share of the Corporation at the date of grant. The fair value is amortized over the vesting period of three years. The number of restricted share units outstanding as at December 31, 2015, totaled 193,400 units. Two types of restricted share units are issued: (1) restricted share units that vest in thirds one year after the grant date, then vest cumulatively thereafter on every anniversary date over a total length of three years, (2) restricted share units that fully vest at the earliest of three years after the grant date or upon the Director leaving the Board.

b)

The Corporation had a Stock Option Purchase Plan (the “Initial Plan”) under which options to acquire common shares were granted to its directors, officers, employees and non-employees. The exercise price of each option was determined by the market price of the Corporation’s stock on the Toronto Stock Exchange, on the day prior to the grant, and the maximum term of the options granted was ten years. 20% of the options were vested on the grant date and vested cumulatively thereafter on every anniversary date over a length of four years. The Corporation ended the Initial Plan in 2012. Outstanding options that were issued under this previous plan, will continue to have the same terms and conditions as when they were initially issued.

A summary of the status, in 2015, 2014 and 2013, of the options outstanding under the Corporation’s Initial Plan, and changes during the years then ended, is presented below:

		2015		2014		2013
		Weighted		Weighted		Weighted
	Number	average	Number	average	Number	average
	of options	exercise	of options	exercise	of options	exercise
	(in thousands)	price	(in thousands)	price	(in thousands)	price
		$		$		$

Options outstanding, beginning of year	567	7.62	935	6.93	1,378	6.44
Exercised	-	-	(25)	3.55	(30)	2.07
Forfeited	(50)	10.87	(193)	7.76	(312)	6.76
Expired	(457)	6.89	(150)	3.79	(101)	2.24

Options outstanding, end of year	60	10.53	567	7.62	935	6.93

Exercisable options, end of year	60	10.53	444	6.60	629	5.71

The following table summarizes information about the options issued under the Corporation’s Initial Plan at December 31, 2015:

	Options outstanding at			Exercisable options at
	December 31, 2015			December 31, 2015
Exercise		Weighted
price		average	Weighted		Weighted
	Number	remaining	average	Number	average
	of options	contractual	exercise price	of options	exercise price
	(in thousands)	life (years)	$	(in thousands)	$
$6.86	12	0.5	6.86	12	6.86
$10.87 to $12.03	48	0.9	11.45	48	11.45
	60	0.8	10.53	60	10.53

The weighted average market share price at the date of exercise was $3.69 in 2014 and $3.25 in 2013.

c)

In March 2012, the Corporation signed agreements with several employees considered as key personnel. These agreements incorporate a retention payment (“Retention Awards”) provided certain conditions are met by the employee, most notably that the employee continues his or her employment with the Corporation until March 2017. These retention payments would be payable in 2017 in either of the Corporation’s common shares or cash, at the discretion of the employee, with the number of common shares to be determined by the current value of the common shares at the time of payment. As at December 31, 2015, the total amount that could be paid as Retention Awards under these agreements is 1.75 million dollars (2.0 million dollars in 2014, 2.25 million dollars in 2013). The cost recorded in 2015 is $235 ($456 in 2014, $742 in 2013) and the liability to this effect amounts to $1,234 as at December 31, 2015 ($982 in 2014, $711 in 2013), which corresponds to the best estimate of the amount to be paid relating to the Retention Awards, based on estimated forfeitures and a 1.3% discount rate.

d)

In addition, 800,000 inducement options were granted on October 16, 2014 to the incoming CEO. In compliance with TSX rules, these are considered outside of the Corporation’s plan. These options vested in thirds on December 1st , 2015, and thereafter on December 1st 2016 and 2017, and expire five years after the date of grant. These options have an exercise price of $2.46. As at December 31, 2015, all options are outstanding and 266,666 are exercisable.

e)	During 2015, the Corporation granted 403,000 share options to directors, officers and employees (1,679,100 in 2014 and 1,639,000 in 2013).

The weighted average fair value of these share options at the grant date, calculated using the Black-Scholes option pricing model was $1.81 ($1.45 in 2014 and $0.58 in 2013).
The compensation costs were calculated using the Black-Scholes option pricing model with the following assumptions:

	2015	2014	2013

Exercise price	$3.90	$2.99	$1.34
Share price	$3.90	$2.99	$1.34
Risk-free interest rate	0.7%	1.4%	1.5%
Expected life	3.7 years	3.9 years	3.8 years
Expected volatility	61%	63%	56%
Expected dividend yield	0.0%	0.0%	0.0%

The expected underlying volatility was based on the historical data of the Corporation’s shares over a period equivalent to the expected average life of the options.

The Corporation may grant rights to acquire shares totalling up to 10% of the total issued and outstanding common shares of the Corporation at the time of the granting. Options issued outside of plans are not accounted for in this calculation. As of December 31, 2015, a total of 3,634,366 options could still be issued.

8.	Loss (gain) on disposal of long-term assets

The loss (gain) on disposal of long-term assets includes the following items:

	2015	2014	2013
	$	$	$

Exploration mining assets	-	493	-
Mining equipment	(102)	146	105

	(102)	639	105

9.	Other revenues

Other revenues include, among others, custom milling, revenues from the sale of scrap material and rental revenue.

10.	Financial expenses

The financial expenses consist of the following items:

	2015	2014	2013
	$	$	$

Accretion expense – asset retirement obligations	82	111	81
Interest on finance lease obligations[1]	-	-	17
Financing expenses (note 20 b)	-	-	1,165

	82	111	1,263

[1]	The interest on operating mine finance lease obligations is included in operating costs and amounted to $191 in 2015 (in 2014, $161 was included in operating costs and in 2013, $14 was recorded as property, plant and equipment and a financial expense of $52 was included in operating costs).

11.	Financial revenues

The financial revenues consist of the following items:

	2015	2014	2013
	$	$	$

Interest on cash and cash equivalents	686	409	405
Gain on disposal of shares of publicly-traded companies	-	-	12
Foreign exchange gain	101	27	109
	787	436	526

12.	Mining and income taxes

Income taxes

Mining and income tax expense consists of:

	2015	2014	2013
	$	$	$

Current taxes	1,698	78	785
Deferred taxes	99	427	7,209

	1,797	505	7,994

The income tax expense attributable to earnings from continuing operations differs from the amounts computed by applying the combined federal and provincial income tax rate of 26.68% (26.71% in 2014 and 26.71% in 2013) to earnings before mining and income taxes as a result of the following:

	2015	2014	2013
	$	$	$

Earnings (loss) before mining and income taxes	8,585	8,687	(25,168)

Tax expense (recovery) at combined statutory rate	2,290	2,320	(6,722)
Increase (decrease) in mining and income taxes resulting from:
Resource allowance deduction	(408)	(354)	(104)
Deductible mining taxes	716	(130)	58
Recording of deferred income tax assets unrecognized previously	(829)	(2,877)	-
Impact of the change in tax rates	(109)	1,418	410
Adjustment of previously deferred taxes	(1,217)	(327)	311
Non deductible expenses	554	492	608
Deferred income tax assets unrecognized on temporary differences during the year	-	71	13,705
Other	(35)	12	3

Income taxes	962	625	8,269
Mining tax	835	(120)	(275)

Total mining and income tax expense	1,797	505	7,994

During the year ended in 2014 and 2015, the Corporation amended prior years’ mining tax returns following the refusal by the Quebec tax authorities to allow the payment of credits relating to resources which had been previously claimed. The amendments to tax attributes results in the Corporation now claiming the payment of $2.1 million for credits on duties refundable for losses for prior years under the Mining Tax Act (Quebec). The calculation of the Corporation’s credits is subject to review by government authorities that may disallow certain expenditures based on their interpretation of tax legislation and regulations and the tax treatment of such expenditures cannot be finally determined until notices of assessment and payments have been received. The Corporation decided to take a conservative approach and to account for only a portion of the claimed amounts as income and mining tax assets.

Differences arising between the actual results following final resolution of some of these claims and the assumptions made could necessitate adjustments to the credit on duties refundable for losses and income tax expenses in future periods.

	Balance		Balance
	January 1,	Recognized	December 31,
	2015	in net income	2015
	$	$	$

Deferred income and mining taxes assets (liabilities)
Property, plant and equipment - creditor	(2,521)	(133)	(2,654)
Property, plant and equipment - debtor	259	(1)	258
Asset retirement obligations	176	24	200
Exploration credits	(265)	1	(264)
Severance pay	25	10	35
	(2,326)	(99)	(2,425)

Presented in the consolidated statement of financial position:
Deferred income and mining tax assets			-
Deferred income and mining tax liabilities			(2,425)

	Balance		Balance
	January 1,	Recognized	December 31,
	2014	in net income	2014
	$	$	$

Deferred income and mining taxes assets (liabilities)
Property, plant and equipment - creditor	(2,088)	(433)	(2,521)
Property, plant and equipment - debtor	263	(4)	259
Asset retirement obligations	188	(12)	176
Exploration credits	(274)	9	(265)
Severance pay	12	13	25

	(1,899)	(427)	(2,326)
Presented in the consolidated statement of financial position:
Deferred income and mining tax assets			-
Deferred income and mining tax liabilities			(2,326)

Deferred tax assets and liabilities

The following differences between the carrying amounts and tax bases from timing differences, unused tax losses and unused tax credits give rise to the following recognized deferred tax assets and liabilities:

	December 31, 2015
	Deferred tax	Deferred tax
	assets	liabilities	Net

Recognized deferred tax assets and liabilities
Property, plant and equipment	258	(2,654)	(2,396)
Asset retirement obligations	200	-	200
Exploration credits	-	(264)	(264)
Severance pay	35	-	35

Recognized deferred tax assets and liabilities	493	(2,918)	(2,425)

	December 31, 2014
	Deferred tax	Deferred tax
	assets	liabilities	Net

Recognized deferred tax assets and liabilities
Property, plant and equipment	259	(2,521)	(2,262)
Asset retirement obligations	176	-	176
Exploration credits	-	(265)	(265)
Severance pay	25	-	25

Recognized deferred tax assets and liabilities	460	(2,786)	(2,326)

The Corporation has the following timing differences:

	December 31, 2015
			Quebec
			Mining
	Federal	Provincial	Duties
	$	$	$

Property, plant and equipment	67,352	114,275	1,237
Asset retirement obligations	9,881	9,881	3,727
Deductible future mining taxes	2,425	2,425	-
Severance pay	2,209	2,209	749
Share issue costs	2,697	2,697	-

	84,564	131,487	5,713

The ability to realize the tax benefits is dependent upon a number of factors, including the future profitability of operations. Deferred tax assets are recognized only to the extent that it is more likely than not that the timing differences will reverse, that sufficient taxable profits will be available to allow the asset to be recovered. Accordingly, all deferred tax assets have not been recognized, these deferred tax assets not recognized equal an amount of $24,922.

	December 31, 2014
			Quebec
			Mining
	Federal	Provincial	Duties
	$	$	$

Property, plant and equipment	70,553	125,839	32,719
Asset retirement obligations	8,061	8,061	2,569
Deductible future mining taxes	2,326	2,326	-
Severance pay	1,931	1,931	667
Share issue costs	1,254	1,254	-

	84,125	139,411	35,955

The ability to realize the tax benefits is dependent upon a number of factors, including the future profitability of operations. Deferred tax assets are recognized only to the extent that it is more likely than not that the timing differences will reverse, that sufficient taxable profits will be available to allow the asset to be recovered. Accordingly, some deferred tax assets have not been recognized, these deferred tax assets not recognized equal an amount of $30,409.

13.	Net loss from discontinued operation

At the end of November 2012, management made the decision to cease commercial gold production at the Francoeur Mine. This Mine was part of the Corporation’s Quebec segment. As a result, revenues, expenses and losses relating to the discontinuation of this operation were segregated from the Corporation’s results from continuing operations, and are shown as a single line item in the consolidated income statement.

Operational results for the Francoeur Mine which closed on November 30, 2012 and charges related to the dismantling and closure after this date are summarized as follows:

	2015	2014	2013
	$	$	$

Revenues
Revenues	-	-	1,837
Cost of sales	-	-	1,807

Gross profit	-	-	30

Other expenses (revenues)
Loss on disposal of long-term assets	-	-	88
Adjustment to estimated recoverable value of remaining Francoeur Mine assets	-	-	867
Dismantling costs	-	-	182
Other revenues	-	-	(9)
	-	-	1,128
Operating loss	-	-	(1,098)

Net loss from discontinued operation	-	-	(1,098)

Cash flows used in discontinued operation

	2015	2014	2013
	$	$	$

Cash flows used in operating activities	-	-	(5,271)
Cash flows from investing activities	-	-	825

	-	-	(4,446)

14.	Earnings per share

Both the basic and diluted earnings per share have been calculated using net earnings attributable to Richmont Mines shareholders as the numerator. The weighted average number of shares for the purposes of diluted earnings per share can be reconciled to the weighted average number of ordinary shares used in the calculation of basic earnings per share as follows:

	2015	2014	2013

Weighted average number of shares used in basic earnings per share (in thousands)	56,936	45,261	39,594

Shares deemed to be issued in respect of stock option purchase plans, warrants and RSUs (in thousands)	761	439	-

Weighted average number of shares used in diluted earnings per share (in thousands)	57,697	45,700	39,594

15.	Receivables

The receivables include the following items:

	December 31,	December 31,
	2015	2014
	$	$

Taxes receivable	3,789	2,574
Prepayments and deposits	821	298
Others	501	267

	5,111	3,139

16.	Inventories

The inventories include the following items:

	December 31,	December 31,
	2015	2014
	$	$

Precious metals	1,313	2,067
Ore	5,328	7,939
Supplies	4,644	3,808

	11,285	13,814

During the year ended December 31, 2015, a write-down of inventories of $61 was recognized as an expense (write-down of inventories of $41 in 2014 and write-down of inventories of $332 in 2013, including $80 from discontinued operation). There was no reversal of write-down in 2015, 2014 and 2013.

17.	Property, plant and equipment

The property, plant and equipment includes the following items:

	Mining sites in production					Corporate office and others			Total
	Mining properties	Development costs	Buildings	Equipment	Total	Lands, buildings and leasehold improvements	Equipment and rolling stock	Total
	$	$	$	$	$	$	$	$	$
Gross carrying amount
Balance at January 1, 2015	5,111	112,710	15,529	38,472	171,822	1,621	1,074	2,695	174,517
Additions	-	29,266	15,344	15,218	59,828	15	91	106	59,934
Disposals and write-off	-	-	(20)	(405)	(425)	(5)	(74)	(79)	(504)
Transfers	-	-	1	14	15	(1)	(14)	(15)	-
Adjustments to the asset retirement obligations	-	906	-	-	906	-	-	-	906
Balance at December 31, 2015	5,111	142,882	30,854	53,299	232,146	1,630	1,077	2,707	234,853
Depreciation and depletion
Balance at January 1, 2015	1,270	53,794	9,221	21,123	85,408	456	456	912	86,320
Depreciation and depletion	631	15,705	2,598	5,081	24,015	109	74	183	24,198
Disposals and write-off	-	-	(20)	(361)	(381)	-	(25)	(25)	(406)
Balance at December 31, 2015	1,901	69,499	11,799	25,843	109,042	565	505	1,070	110,112
Carrying amount at December 31, 2015	3,210	73,383	19,055	27,456	123,104	1,065	572	1,637	124,741

	Mining sites in production					Corporate office and others			Advanced exploration projects	Total
	Mining properties	Development costs	Buildings	Equipment	Total	Lands, buildings and leasehold improvements	Equipment and rolling stock	Total
	$	$	$	$	$	$	$	$	$	$
Gross carrying amount
Balance at January 1, 2014	1,965	76,888	13,443	36,039	128,335	2,211	1,468	3,679	16,444	148,458
Additions	3,146	15,397	1,433	2,280	22,256	-	-	-	4,948	27,204
Disposals and write-off	-	-	-	(420)	(420)	(590)	(330)	(920)	-	(1,340)
Exploration tax credits	-	(72)	-	-	(72)	-	-	-	-	(72)
Transfers	-	20,230	653	573	21,456	-	(64)	(64)	(21,392)	-
Adjustments to the asset retirement obligations	-	267	-	-	267	-	-	-	-	267
Balance at December 31, 2014	5,111	112,710	15,529	38,472	171,822	1,621	1,074	2,695	-	174,517
Depreciation and depletion
Balance at January 1, 2014	1,027	41,391	6,520	15,049	63,987	393	400	793	-	64,780
Depreciation and depletion	243	12,403	2,701	6,251	21,598	127	83	210	-	21,808
Disposals and write-off	-	-	-	(197)	(197)	(64)	(7)	(71)	-	(268)
Transfers	-	-	-	20	20	-	(20)	(20)	-	-
Balance at December 31, 2014	1,270	53,794	9,221	21,123	85,408	456	456	912	-	86,320
Carrying amount at December 31, 2014	3,841	58,916	6,308	17,349	86,414	1,165	618	1,783	-	88,197

During the year ended December 31, 2014, the Corporation started mining the deep zone of Island Gold Mine. As a result, assets for this project were transferred from “advanced exploration projects” classification into the “Mining Sites in Production” classification.

During the year ended December 31, 2015, the Beaufor Mine’s average depletion rate was 56 dollars per ounce sold (96 dollars in 2014), the Island Gold Mine’s average depletion rate was 349 dollars per ounce sold (248 dollars in 2014) and the Monique Mine’s average depletion rate was 153 dollars per ounce sold (257 dollars in 2014). Camflo Mill had an average depletion rate of 3.75 dollars per processed tonnes for the year ended December 31, 2015 (3.06 dollars in 2014).

17.1. Impairment loss

Property, plant and equipment that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is determined on the basis of value-in-use. For the purpose of this test, the Corporation has determined that each mine site represented a cash-generating unit.

For the year ended December 31, 2013, considering a reduction in proven and probable reserves at the W Zone Mine, management determined that an impairment loss of $13,472 was required. A discount rate of 9% was used by the Corporation to determine the value-in-use. Value-in-use was estimated at $3,087.

18.	Long-term debt

Long-term debt includes the following financial liabilities:

	December 31,	December 31,
	2015	2014
	$	$

Royalty payments payable a)	1,000	2,000
Finance lease obligations b)	6,057	2,912
Contract payment holdbacks c)	1,500	1,116
Long-term share-based compensation (note 7.2 c)	1,234	982
Closure allowance d)	537	513

	10,328	7,523

Current portion	3,064	1,799

	7,264	5,724

a)	On August 5, 2014, the Corporation signed a definitive agreement to acquire the outstanding 31% ownership of four patented claims on the Island Gold Mine property, thereby increasing its ownership of these claims to 100% from 69% previously. The 31% ownership held by the third party was acquired by the Corporation in return for a 3% net smelter return (NSR) royalty that is payable on 100% of mineral production from the four claims. As part of this agreement, the Corporation made an advance royalty payment of $1,000 at the closing of the transaction, made a payment of $1,000 on January 3, 2015 and made an additional payment of $1,000 on January 3, 2016. In the event that there is production from these claims, advance royalty payments will continue, and will decrease to $300 as of January 3, 2017, and will be paid annually until such time as a total of $5,100 has been paid in royalties (including advance royalties) to the third party, after which advance royalty payments will cease. All advance royalty payments will be credited against any future NSR payments.

b)	During the year ended December 31, 2015, the Corporation acquired rolling stock at a cost of $4,685 via six finance leases ($4,402 via five finance leases in 2014). The Corporation benefits from an option of a lower purchase price at the end of these contracts.

The net carrying value of the rolling stock under finance leases amounts to $7,020 ($3,300 in 2014).

Future minimum finance lease payments at December 31, 2015 are as follows:

		Minimum lease payments due
	2016	2017	2018	2019	Total

December 31, 2015:
Lease payments	2,306	2,633	937	632	6,508
Finance charges	(242)	(142)	(52)	(15)	(451)

Net present values	2,064	2,491	885	617	6,057

c)	Contract payment holdbacks represent amounts that are payable to suppliers for work that has already been completed. The holdback is payable upon completion of the contract, once the Corporation has deemed that the work meets requirements or when the contract is terminated. As at December 31, 2015, the Corporation has not yet deemed that the work done by the supplier meets requirements and estimates that the payment of the holdback will not occur in the next year (note 24).

d)	This closure allowance is payable upon the closure of the Beaufor Mine anticipated to be in 2018. Although no specific date or timeframe has been established for the closure of the mine, this closure allowance has been established using the best estimation of the amount that would be payable when the division will close.

19.	Asset retirement obligations

The Corporation’s production and exploration activities are subject to various federal and provincial laws and regulations governing the protection of the environment. These laws and regulations are continually changing and are generally becoming more restrictive. The Corporation conducts its operations so as to protect public health and the environment. The Corporation has recorded the asset retirement obligations of its mining sites on the basis of management’s best estimates of future costs, based on information available on the reporting date. Best estimates of future costs are the amount the Corporation would reasonably pay to settle its obligation on the closing date. Future costs are discounted using pre-tax rates that reflect current market assessments of the time value of money and the risks specific to the liability. Such estimates are subject to change based on modifications to laws and regulations or as new information becomes available.

a)	Changes in asset retirement obligations

The following table sets forth the variation in the asset retirement obligations for the years ended December 31, 2015 and 2014:

	2015	2014
	$	$

Balance, beginning of year	8,237	7,933
Accretion expense	81	111
Payments – Monique Mine	(135)	-
Payments – Francoeur Mine	(22)	(74)
Changes to estimated cash flow and payment schedules at operating sites	906	267
Changes to estimated cash flow and payment schedules at closed sites	814	-

Balance, end of year	9,881	8,237

b)	Information used in the calculation of obligations

The rate used to determine the future value of the obligations is based on the expected life of the operation and varies between 3.0% and 3.5% (between 3.0% and 3.5% in 2014) while the rate reflecting the current market assessments (adjusted for the risks specific to this liability) used to determine the present value of the obligations varies between 0.6% and 1.3% (between 1.0% and 1.6% in 2014). The payments schedule was determined by taking into account the proven and probable reserves (and a portion of measured and indicated resources for Island Gold Mine), the estimated annual production level and the estimated mine life. The following table sets forth the estimated cash flows of future retirement costs used in the calculation of the asset retirement obligations for the year ended December 31, 2015:

	Total amount	Anticipated
	of the estimated	cash flows
	cash flows	payment schedule
2015	$

Island Gold Mine	2,217	2023
Beaufor Mine	1,386	2019
Camflo Mill	4,289	2019
Monique Mine	1,541	2016 and after
Francoeur Mine	849	2016 and after

	10,282

In 2015, the schedules of the estimated cash flows of future retirement costs of the Beaufor Mine, Camflo Mill and the Island Gold Mine were revised to take into account their updated estimated reserves (and a portion of resources for Island Gold Mine) and their estimated mine life.

In 2014, the schedules of the estimated cash flows of future retirement costs of the Beaufor Mine and the Island Gold Mine were revised to take into account their updated estimated reserves and their estimated mine life.

c)	Distribution of the asset retirement obligations

The following table sets forth the distribution of the asset retirement obligations:

	December 31,	December 31,
	2015	2014
	$	$

Camflo Mill	4,154	3,731
Island Gold Mine	2,000	1,937
Monique Mine	1,536	976
Beaufor Mine	1,342	846
Francoeur Mine	849	747

	9,881	8,237

Current portion	260	194

	9,621	8,043

d)	Restricted deposits and letters of credit

Most of the restricted deposits relate specifically to site restoration. As at December 31, 2015, the Corporation has $117 in restricted deposits with the Quebec government, $708 in restricted deposits with the Ontario government and a credit facility is available to the Corporation up to an amount of $5,900 for the issuance of letters of credit as guarantees for the settlement of asset retirement obligations. The credit facility has a fixed annual fee of 0.95% (0.95% in 2014). The following table provides the allocation of restricted deposits and letters of credit issued as at December 31, 2015:

	2015	2014
	$	$

Restricted deposits
Island Gold Mine (Island Gold Deep and Lochalsh property)	708	601
Beaufor Mine	107	107
Other	10	10

	825	718

Other	6	298

	831	1,016
Letters of credit[1]
Camflo Mill	2,505	1,332
Island Gold Mine (Kremzar property)	979	979
Francoeur Mine	471	314
Monique Mine	948	948
Beaufor Mine	488	-

	5,391	3,573
[1]

Since June 30, 2014, letters of credit have been secured by a first rank movable mortgage for a maximum amount of $6,785, guaranteed by equipment and rolling stock which has a net carrying value of $21,151 ($14,667 in 2014). Prior to that, letters of credit were secured by the guaranteed investment certificate.

In light of a modification to the Quebec Mining Law, the financial guarantee for each of the Corporation’s Quebec mining sites must now cover 100% of the anticipated restoration work costs for each mining site. Consequently, the Corporation increased the letters of credit issued as financial guarantee by $1,818 in 2015 and must increase the financial guarantees by $1,190 in 2016.

As at December 31, 2014, the Corporation had guaranteed the restoration of its mining sites by $117 in restricted deposits with the Quebec government, $601 in restricted deposits with the Ontario government and by the pledge of letters of credit amounting to $3,573.

20.	Share capital

Authorized: Unlimited number of common shares with no par value

	Number	2015	Number	2014	Number	2013
	of shares	Amount	of shares	Amount	of shares	Amount
	(thousands)	$	(thousands)	$	(thousands)	$

Issued and paid: Common shares
Balance, beginning of year	48,276	144,535	39,596	132,202	39,566	132,113
Issue of shares for cash a)
Common	9,625	38,500	8,050	11,673	-	-
Exercise of stock options	439	1,088	630	1,594	30	89
Common shares issue costs, net of future tax asset a)	-	(2,411)	-	(934)	-	-

Balance, end of year	58,340	181,712	48,276	144,535	39,596	132,202

a)	Issue of shares

On February 11, 2015, the Corporation issued a total of 9.625 million common shares on a bought-deal basis through a syndicate of underwriters, at a price of $4.00 per share. This included the entire over-allotment option of 1.125 million common shares, and generated aggregate gross proceeds of $38,500. A share issue cost of $2,411 was incurred relating to the issuance of common shares. A deferred tax asset of $637 related to the share issue cost was not recognized.

In 2015, the Corporation issued 438,740 common shares (630,120 in 2014 and 30,000 in 2013) following the exercise of stock options and received cash proceeds in the amount of $745 ($1,089 in 2014 and $62 in 2013). Contributed surplus was reduced by $343 ($505 in 2014 and $27 in 2013) which represents the fair value of the exercised stock options.

On April 23, 2014, the Corporation issued a total of 8.05 million common shares on a bought-deal basis through a syndicate of underwriters, at a price of $1.45 per share. This included the entire over-allotment option of 1.05 million shares, and generated aggregate gross proceeds of $11,673. A share issue cost of $934 was incurred relating to the issuance of common shares. A deferred tax asset of $249 related to the share issue cost was not recognized.

b)	Warrants

During the year ended December 31, 2013, the Corporation established a Senior Secured Credit Facility for up to US$50.0 million. By mutual agreement between the Corporation and the lender, the Facility was terminated on December 20, 2013. The Corporation incurred financing costs of $1,165 related to this Facility, which was recorded as financial expenses. As part of the terms of the Facility, 812,500 warrants were issued to the lender, each warrant allowing for the acquisition of one common share at a price of $2.45 prior to August 2016. The method used to recognize the value of these warrants is the fair value method which at the grant date, calculated using the Black and Scholes pricing model, is $0.54 per warrant. Consequently, an amount of $439 was registered in shareholder’s equity in contributed surplus and the counterpart as financing costs. The assumptions used in the Black & Scholes model were a strike price of $2.45, a stock price of $1.77, a risk-free interest rate of 1.18%, an expected life of 3 years, an expected volatility of 59% and an expected dividend yield of 0%. The expected underlying volatility was based on the historical volatility of the Corporation’s shares over a period of 3 years. As at December 31, 2015, 2014 and 2013, 812,500 warrants are issued and exercisable.

21.	Consolidated statements of cash flows

	2015	2014	2013
	$	$	$

Net change in non-cash working capital items
Receivables	(1,969)	(207)	(98)
Exploration tax credits receivable	895	442	(959)
Inventories	2,529	(4,739)	(1,311)
Payables, accruals and provisions	6,669	(2,406)	1,738

	8,124	(6,910)	(630)
Supplemental information
Transactions with no impact on cash flows:
Property, plant and equipment increase (decrease) as a result of the revision of the estimated payment schedule and the estimated cash flow of the asset retirement obligation	906	266	127
Property, plant and equipment increase as a result of a new asset retirement obligations –Monique Mine	-	-	980

Payables, accruals and provisions related to property, plant and equipment	6,645	3,894	1,898

Increase in long-term debt related to property, plant and equipment	5,069	2,116	1,000

In 2015, an amount of $17, included in long-term share-based compensation, was recorded as an increase in property, plant and equipment ($42 in 2014 and $117 in 2013). This amount is not included in the investing activities section. Furthermore, in 2014, an amount of $72 ($1,125 in 2013), included in exploration tax credits receivable, was recorded as a reduction in property, plant and equipment.

During the year 2014, an amount of $3,124 was transferred from restricted deposits to guaranteed investment certificates. This is not reflected in the consolidated statement of cash flows as it is a non-cash event.

During the year 2015, $2,440 in exploration tax credits receivable was used to reduce income and mining taxes payable.

22.	Related party transactions

22.1.	Transactions with key management personnel

The key management personnel include members of the Board of Directors and named executive officers of the Corporation consisting of the President and Chief Executive Officer, the Vice-President, Business Development, the Vice-President, Exploration, the Vice-President, Finance and the Vice-President, Investor Relations. Key management personnel remuneration includes the following expenses.

	2015	2014	2013
	$	$	$

Short-term benefits
Salaries, directors’fees, bonuses and other benefits	2,598	1,957	2,336
Professional fees	-	249	-
Severance compensation	840	945	266
Related benefits	148	110	78

Total short-term benefits	3,586	3,261	2,680

Post-employment benefits
Defined contribution pension plan	32	22	9
State plan	26	23	23

Total post-employment benefits	58	45	32

Stock-based compensation	1,497	1,169	1,328

	5,141	4,475	4,040

During 2015, key management exercised 331,200 share options (105,000 in 2014), with a total exercise price of $525 ($192 in 2014). During 2013, key management did not exercise any share options.

22.2.	Other transaction

The former corporate secretary, who is a partner at a law firm, resigned from the position as corporate secretary on May 9, 2013. From January 2013 until the date of his resignation, the Corporation received professional services from this firm for a total consideration of $60, including taxes.

23.	Commitments

The Corporation is subject to pay the following royalties:

  Beaufor Mine and the W Zone Mine: $30 per ounce produced on 50% of the production from Beaufor property, $30 per ounce produced from Perron property and a 25% net profit interest royalty per ounce produced from Pascalis property;
  Island Gold Mine: a 3% net smelter return royalty per ounce produced from the Lochalsh claims, a 2% net smelter return royalty in addition to a 15% net profit interest royalty per ounce produced from the Goudreau claims and a 4.38% net smelter return royalty and a 10.38% net profit interest royalty per ounce produced from Goudreau Lake property;
  Monique Mine: a 0.38% smelter return royalty per ounce produced.

Royalty payments could be payable on other properties if such other properties are brought into commercial production.

On August 5, 2014, the Corporation announced that it had signed a definitive agreement to acquire the outstanding 31% ownership of four patented claims on the Island Gold Mine property, thereby increasing its ownership of these claims to 100% from 69% previously. The 31% ownership held by the third party was acquired by the Corporation in return for a 3% net smelter return royalty (NSR) that is payable on 100% of mineral production from the four claims. As part of this agreement, the Corporation made an advance royalty payment of $1,000 at the closing of the transaction, made a payment of $1,000 on January 3, 2015 and made an additional payment of $1,000 on January 3, 2016. In the event that there is production from these claims, advance royalty payments will continue, and will decrease to $300 as of January 3, 2017, and will be paid annually until such time as a total of $5,100 has been paid in royalties (including advance royalties) to the third party, after which advance royalty payments will cease. All advance royal payments will be credited against any future NSR payments.

The Corporation is committed, under two operating leases expiring in December 2017 and May 2020, to pay a total sum of $954 for office space. Minimum rental payments amount to $297 for 2016 and 2017, $149 for 2018 and 2019 and $62 for 2020. One operating lease is subject to sublease expiring in December 2017, for an annual amount of $96.

In mid-October 2013, the Corporation announced that it had signed a land and mining rights agreement with Argonaut Gold Inc. (“Argonaut”), owner of the Magino Gold Project that is adjacent to the Corporation’s Island Gold Mine. This Agreement was slightly modified in June 2014. Under the revised terms, Argonaut will receive one claim in its entirety and surface and mining rights down to a depth of 400 metres on six claims. It will also receive surface rights on two claims down to a depth of 100 metres. The Corporation will receive two additional claims for a total of three and mining rights below a depth of 400 metres on three claims. As previously reported, under the terms of the Agreement, the Corporation will receive a net payment of $2,000 in cash from Argonaut upon completion of the land transactions, which are now expected to take place in 2016.

24.	Contingencies

The Corporation is involved in the following legal proceedings against the Corporation:

a)	The Corporation filed a lawsuit against a supplier (the “supplier”) for non-compliance of a supply agreement, which has resulted in additional costs for the Corporation. The supplier disputed the amount claimed by the Corporation, and counter-sued the Corporation for an amount higher than the Corporation’s original claim amount, on the basis that the supplier had to absorb substantial costs following the breach of contract;

b)	The second dispute is related to an invoice that the Corporation is contesting because the amount invoiced included costs stemming from work that the Corporation had not previously authorized. This work was not specified in the contract, and did not meet the parameters of the signed contract that stated that any additional work required prior approval. The parties have chosen to transfer the case to arbitrators as stipulated in the contract. The Corporation made a counter-claim to be reimbursed for the amount that had to be spent in order to redo the repairs.

Management is of the opinion that the basis of the litigation is unfounded and, consequently, no provision has been accounted for in the financial statements in this respect.

Furthermore, in 2013, the Corporation began legal procedures against its former Monique Mine mining contractor for work that had been poorly executed or not executed at all. In November 2014, the Corporation received a defense and counterclaim from this former contractor for an amount of $15,500. Management is of the opinion that the basis of this counterclaim is unfounded and, consequently, no provision has been accounted for in the financial statements in this respect. As at December 31, 2015, a contract holdback amount of $1,000 remains unpaid by the Corporation related to this work.

25.	Capital disclosures

The Corporation’s objectives when managing its capital are to safeguard the Corporation’s ability to continue as a going concern in order to support the development of its mining assets and ongoing exploration programs, to provide sufficient working capital to meet its ongoing obligations and to pursue potential investments.

The Corporation defines its capital as its equity.

The Corporation manages its capital structure and makes adjustments to it in accordance with the aforementioned objectives, as well as in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust its capital structure, the Corporation may purchase some of its shares for cancellation pursuant to normal course issuer bids, issue new shares, issue new debt, acquire or dispose of assets. The Corporation is not subject to externally imposed capital requirements. The Corporation’s management of capital remained unchanged since the previous year.

26.	Financial instruments and risk management

a)	Fair value

The following table presents the carrying amounts and fair values of each financial instruments category:

		December 31, 2015		December 31, 2014
		Book	Fair	Book	Fair
	Fair value	value	value	Value	Value
	hierarchy	$	$	$	$

Loans and receivables
Cash[1]		61,028	61,028	35,273	35,273
Guaranteed investment certificate[1]		-	-	474	474
Receivables[1]		501	501	267	267

		61,529	61,529	36,014	36,014
Financial liabilities, at amortized cost
Payables, accruals and provisions[1]		20,226	20,226	12,681	12,681
Royalty payments payable[2]	Level 2	1,000	1,000	2,000	2,000
Finance lease obligations[2]	Level 2	6,057	6,057	2,912	2,912
Contract payment holdbacks[2]	Level 2	1,500	1,500	1,116	1,116
Closure allowance[2]	Level 2	537	537	513	513

		29,320	29,320	19,222	19,222

[1]	The Corporation owns and assumes financial assets and liabilities such as cash, guaranteed investment certificate and receivables (except taxes receivable), as well as payables, accruals and provisions (except salaries and related benefits payable). The fair value of these financial assets and liabilities approximates their book value as these items will be realized or settled in the short term.

[2]	The fair value was determined by calculating the discounted cash flows using market interest rates for financial instruments with similar characteristics. The fair value of the royalty payments payable, the finance lease obligations, the contract payment holdbacks and the closure allowance approximate the book value.

b)	Fair value hierarchy

Financial instruments recognized at fair value and financial instruments measured at amortized cost for which the fair value is disclosed on the Consolidated Statement of Financial Position must be classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurement, the fair value hierarchy levels are as follow:

Level 1: quoted prices (unadjusted) observed in active markets for identical assets or liabilities;

Level 2: valuation techniques based on inputs other than quoted prices included in level 1, that are either directly or indirectly observable;

Level 3: valuation techniques with significant unobservable market inputs.

c)	Market risk

The Corporation is exposed to gold price fluctuations and to fluctuations of the US dollar compared to the Canadian dollar. The Corporation could manage its exposure to these risks through the occasional use of derivative financial instruments and gold commodity contracts. The Corporation is also exposed to fluctuations of interest rates for its cash. The risks and the management of those risks were unchanged compared to previous years. The exposure to fluctuations of interest rates is not significant.

The Board of Directors approves all policies concerning the use of derivative financial instruments and gold sales contracts. The Corporation does not hold any financial instrument or derivative financial instrument for trading or speculative purposes.

Foreign exchange risk
Exposure to currency exchange rates arises from revenues from the sale of precious metals and purchases that the Corporation carries out abroad. All of the Corporation’s precious metal revenues are either earned in or based on U.S. dollars precious metal prices, while the majority of its operating costs are in Canadian dollars.

The price of gold is established in US dollars; to manage its exposure due to the fluctuation of the US dollar, the Corporation can occasionally enter into various types of foreign exchange contracts. During the years 2015 and 2014 the Corporation did not enter into any forward exchange contracts. At December 31, 2015 and 2014, assets and liabilities denominated in US dollars are not significant.

The following table illustrates the sensitivity of net earnings and equity in regards to the US dollar/ Canadian dollar exchange rate, all other variables being constant. It assumes a +/- 17% change of the US dollar/ Canadian dollar exchange rate for the reporting period ended December 31, 2015 (+/- 9% for the reporting period ended December 31, 2014 and +/- 8% for the reporting period ended December 31, 2013). These percentages have been determined based on the average market volatility in exchange rates in the preceding twelve months. The sensitivity analysis assumes that all the Corporation revenues are U.S. dollars based for the reporting period.

SENSITIVITY ANALYSIS
	Change	Impact on net earnings
(in thousands of CAN$)
2015	+/- 17% (US$ / CAN$)	+/- 17,544
2014	+/- 9% (US$ / CAN$)	+/- 8,592
2013	+/- 8% (US$ / CAN$)	+/- 5,424

Commodity price risk
The Corporation’s earnings are directly related to commodity prices as revenues are derived principally from the sale of gold. For its gold production, the Corporation can reduce its risk of a decrease in the price of gold through the occasional use of forward sales contracts and put and call options. The risk related to fluctuation of gold price is unchanged from the previous years. In 2015, 2014 and 2013, the Corporation did not enter into any hedging contracts for its gold production.

The following table illustrates the sensitivity of net earnings and equity to movements in the price of gold, all other variables being constant. It assumes a +/- 10% change in the average selling price of gold realized (US$ per ounce), taking into account the average exchange rate for the corresponding year.

SENSITIVITY ANALYSIS
	Change	Impact on net earnings
(in thousands of CAN$)

2015
Average exchange rate (US$/CAN$) 1.2787	+/- 10%	+/- 10,367
2014
Average exchange rate (US$/CAN$) 1.1045	+/- 10%	+/- 9,566
2013
Average exchange rate (US$/CAN$) 1.0299	+/- 10%	+/- 6,328

d)	Credit risk

Financial instruments that expose the Corporation to a credit risk consist of receivables (except taxes receivable) and cash. The receivables partially consist of prepayments and consequently the exposure to credit risk for the receivables is reduced.

The Corporation invests its cash in high-quality securities issued by government agencies, financial institutions and major corporations, and limits the amount of credit exposure by diversifying its holdings. At December 31, 2015 and 2014, the Corporation’s cash and guaranteed investment certificate are held through one financial institution.

As at December 31, 2015, the cash was invested with an effective rate of 0.9% (1.20% as at December 31, 2014).

e)	Liquidity risk

The objective of management with respect to liquidity risk is to hold enough cash and cash equivalents in order to ensure that the Corporation has the necessary funds to meet its obligations. The liquidity risk and its management were the same as during the previous year.

Payables, accruals and provisions are due in the next financial year.

Payments for the royalty payments payable, finance lease obligations, contracts payment holdbacks and closure allowance are disclosed in note 18.

27.	Segmented information

The Corporation operates gold mines at different sites in Quebec and Ontario. These operating sites are managed separately given their different locations. The Corporation assesses the performance of each segment based on earnings before taxes and discontinued operation. Accounting policies for each segment are the same as those used for the preparation of the consolidated financial statements.

There was no difference in 2015 compared to annual financial statements of 2014 and 2013 in the basis of segmentation or the basis of evaluation of segment result.

2015
Segmented information				Exploration,
concerning the consolidated			Total	corporate
income statement	Quebec	Ontario	segments	and others	Total
	$	$	$	$	$

Revenues	66,012	77,721	143,733	-	143,733
Cost of sales	45,921	72,413	118,334	-	118,334

Gross profit	20,091	5,308	25,399	-	25,399

Exploration and project evaluation	2,683	4,600	7,283	152	7,435
Administration	-	-	-	9,809	9,809
Loss (gain) on disposal of long-term assets	(111)	15	(96)	(6)	(102)
Changes in asset retirement obligations at closed sites	691	-	691	123	814
Other expenses	1,693	-	1,693	-	1,693
Other revenues	(2,109)	(20)	(2,129)	(1)	(2,130)
	2,847	4,595	7,442	10,077	17,519
Operating earnings (loss)	17,244	713	17,957	(10,077)	7,880

Financial expenses	51	31	82	-	82
Financial revenues	(3)	(6)	(9)	(778)	(787)

Earnings (loss) before taxes	17,196	688	17,884	(9,299)	8,585

Addition of property, plant and equipment	3,054	48,938	51,992	106	52,098

Current assets	9,284	10,211	19,495	61,985	81,480
Restricted deposits	107	714	821	10	831
Property, plant and equipment	7,548	115,202	122,750	1,991	124,741

Total assets	16,939	126,127	143,066	63,986	207,052

Current liabilities	6,315	22,071	28,386	5,754	34,140
Long-term debt	1,537	4,493	6,030	1,234	7,264
Asset retirement obligations	6,822	2,000	8,822	799	9,621
Deferred income and mining tax liabilities	-	-	-	2,425	2,425

Total liabilities	14,674	28,564	43,238	10,212	53,450

2014
Segmented information				Exploration,
concerning the consolidated			Total	corporate
income statement	Quebec	Ontario	segments	and others	Total
	$	$	$	$	$

Revenues	73,225	58,971	132,196	-	132,196
Cost of sales	60,132	51,766	111,898	-	111,898

Gross profit	13,093	7,205	20,298	-	20,298

Exploration and project evaluation	1,735	771	2,506	1,266	3,772
Administration	-	-	-	7,627	7,627
Loss on disposal of long-term assets	10	132	142	497	639
Other revenues	(63)	(32)	(95)	(7)	(102)
	1,682	871	2,553	9,383	11,936

Operating earnings (loss)	11,411	6,334	17,745	(9,383)	8,362

Financial expenses	83	28	111	-	111
Financial revenues	4	(8)	(4)	(432)	(436)

Earnings (loss) before taxes	11,324	6,314	17,638	(8,951)	8,687

Addition of property, plant and equipment	2,884	20,168	23,052	-	23,052

Current assets	16,727	8,041	24,768	34,790	59,558
Restricted deposits	369	601	970	46	1,016
Property, plant and equipment	8,861	77,184	86,045	2,152	88,197

Total assets	25,957	85,826	111,783	36,988	148,771

Current liabilities	6,918	12,504	19,422	5,299	24,721
Long-term debt	1,513	3,229	4,742	982	5,724
Asset retirement obligations	5,477	1,937	7,414	629	8,043
Deferred income and mining tax liabilities	-	-	-	2,326	2,326

Total liabilities	13,908	17,670	31,578	9,236	40,814

2013
Segmented information				Exploration,
concerning the consolidated			Total	corporate	Discontinued
income statement	Quebec	Ontario	segments	and others	operation	Total
	$	$	$	$	$	$

Revenues	41,563	50,487	92,050	-	(1,837)	90,213
Cost of sales	40,164	47,475	87,639	-	(1,807)	85,832

Gross profit (loss)	1,399	3,012	4,411	-	(30)	4,381

Exploration and project evaluation	2,240	4,532	6,772	1,103	-	7,875
Administration	-	-	-	7,514	-	7,514
Loss (gain) on disposal of long-term assets	(89)	79	(10)	26	89	105
Impairment loss on W Zone Mine	13,472	-	13,472	-	-	13,472
Other revenues	(20)	(132)	(152)	(6)	4	(154)

	15,603	4,479	20,082	8,637	93	28,812

Operating loss	(14,204)	(1,467)	(15,671)	(8,637)	(123)	(24,431)

Financial expenses	62	19	81	1,182	-	1,263
Financial revenues	(4)	(2)	(6)	(523)	3	(526)

Loss before taxes and discontinued operation	(14,262)	(1,484)	(15,746)	(9,296)	(126)	(25,168)

Net loss from discontinued operation	(1,098)	-	(1,098)	-	-	(1,098)

Addition of property, plant and equipment	13,681	27,770	41,451	437	-	41,888

Current assets	11,479	7,710	19,189	17,040	-	36,229
Restricted deposits	107	594	701	2,720	-	3,421
Property, plant and equipment	18,193	62,184	80,377	3,301	-	83,678

Total assets	29,779	70,488	100,267	23,061	-	123,328

Current liabilities	7,876	9,943	17,819	4,458	-	22,277
Long-term debt	1,573	2,912	4,485	711	-	5,196
Asset retirement obligations	5,451	1,662	7,113	490	-	7,603

Deferred income and mining tax liabilities	-	-	-	1,899	-	1,899

Total liabilities	14,900	14,517	29,417	7,558	-	36,975

In 2015, 65% of precious metals have been sold through US financial institutions (59% in 2014 and 67% in 2013).

28.	Approval of Financial Statements

The consolidated financial statements for the year ended December 31, 2015 were approved for publication by the Board of Directors on February 19, 2016.

MANAGEMENT TEAM

At Richmont, we strive to earn the confidence and trust of all our stakeholders, by maintaining the highest standards of integrity, responsibility and transparency at all times.

RENAUD ADAMS
P. ENG
President and
Chief Executive Officer

CHRISTIAN BOURCIER
P. ENG
Vice-President,
Operations

DANIEL ADAM
GEO PHD
Vice-President,
Exploration

NICOLE VEILLEUX
CPA, CA
Vice-President,
Finance

STEVE BURLETON
CFA, MBA
Vice-President,
Business Development

ANNE DAY
MBA
Vice-President,
Investor Relations

MÉLISSA TARDIF
LLB
Lawyer and
Corporate Secretary

MAXIME GRONDIN
CIRC
Corporate Human
Resources Director

MIGUEL MENDOZA
BSC ISE
Director, Business Performance
Management and Infrastructure

JEAN BASTIEN
P. ENG, MBA
Island Gold Mine
General Manager

MARC-ANDRÉ LAVERGNE
P. ENG
Beaufor Mine and Camflo Mill
General Manager

2015 RICHMONT Annual Report 115

BOARD OF DIRECTORS

The members of our Board of Directors oversee the Corporation's strategy and progress, and ensure that we adhere to all applicable legislation and policies related to governance and practices.

RENÉ MARION
P. ENG
Chairman of the Board of Directors, Chairman of the Governance and Nominating Committee, and Chairman of the Technical and Corporate Responsibility Committee

MICHAEL PESNER
CA
Director and Chairman of the Audit Committee

RENAUD ADAMS
P. ENG
Director, President and Chief Executive Officer

ELAINE ELLINGHAM
P. GEO, M. SC., MBA
Director and Chairwoman of the Human Resources and Compensation Committee

GREG CHAMANDY
Director

PETER BARNES
Director

116 2015 RICHMONT Annual Report